Exhibit 99.1

Listing Particulars

GREEN MAN

Mitchells & Butlers

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Mitchells & Butlers is one of the great names in licensed retailing and was at the forefront of the creation of the British pub we know today.

In the first half of the twentieth century, Mitchells & Butlers was one of the pioneers in the development of a new generation of large pubs with improved levels of amenity and service standards. These pubs had a wider social appeal and generally generated higher sales levels than their predecessors, the small nineteenth century back street pubs then dominant in the industry. Often of striking new designs, many remain landmarks to this day. That focus on driving high levels of sales and returns on capital, through developing prime licensed sites and evolving the appeal of the pub to meet the changing leisure demands of British society, remains the centrepiece of Mitchells & Butlers PLC's strategy.

Mitchells & Butlers was founded in 1898 from the merger of two Midlands family businesses, both owning breweries and pub estates. Mitchells & Butlers expanded its pub estate by a series of acquisitions and mergers. The most notable was the merger in 1961 with Bass, Ratcliff and Gretton Ltd of Burton-on-Trent to form Bass, Mitchells & Butlers Ltd, one of the leading companies in brewing and pub retailing, subsequently shortened to Bass PLC. Bass, Mitchells & Butlers remained, however, the principal trading name within the Bass Group's UK business for many years.

As Bass PLC built one of the world's largest hotel businesses in the 1990s and then sold its brewing business in 2000, Bass PLC was renamed Six Continents PLC. The separation of the hotel and retail businesses, announced in 2002, has led to the rebirth of the Mitchells & Butlers name as a new independent force in pubs, bars and restaurants.

Today's Mitchells & Butlers PLC runs many of Britain's leading licensed retail brands including Vintage Inns, Ember Inns, Toby Carvery, O'Neill's, All Bar One and It's a Scream, as well as some of the most famous pubs in Britain. Its estate of over 2,100 sites consists of the pick of the former Bass and Allied Domecq estates, together with a number of individual site and brand acquisitions.

Mitchells & Butlers PLC will continue to evolve and develop its pubs and restaurants to meet the needs and tastes of the British public thereby re-enforcing its position as the UK's leading managed pub operator.

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A copy of this document, which comprises listing particulars relating to Mitchells & Butlers PLC (M and B) prepared in accordance with the listing rules made under Section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of that Act.

This document has been prepared in connection with the proposed separation by Six Continents of the M and B Group from the InterContinental Group (the Separation) and, unless the context otherwise requires, assumes that the Separation has been completed. A more detailed description of the Separation is provided in the Section entitled “The Separation” in Part IV.

The directors of M and B, both before and upon Admission, whose names appear on page 5 of this document (the Directors), accept responsibility for the information contained in this document. To the best of the knowledge and belief of such persons (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for all the Ordinary Shares to be admitted to the official list of the UK Listing Authority (the Official List) and will be made to the London Stock Exchange plc (the London Stock Exchange) for the Ordinary Shares to be admitted to trading on the London Stock Exchange’s market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s market for listed securities, constitutes admission to official listing on a stock exchange. Subject, amongst other things, to the passing of the relevant resolutions to be proposed at the Court Meeting and the Six Continents Extraordinary General Meeting to be held on 12 March 2003, it is expected that such Admission will become effective, and that dealings in the Ordinary Shares will commence, at 8.00 a.m. (London time) on 15 April 2003. As part of the Separation, American Depositary Shares (each representing one Ordinary Share) will be issued and evidenced by American Depositary Receipts (M and B ADRs). Application will be made for the M and B ADRs to be listed on the New York Stock Exchange, and subject to fulfilling the listing requirements of the New York Stock Exchange, dealings in M and B ADRs are expected to commence at 9.30 a.m. (New York time) on 15 April 2003.

This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in M and B or any other entity.

MITCHELLS & BUTLERS PLC

Incorporated and registered in England and Wales under the Companies Acts 1985 and 1989
Registered No. 4551498

INTRODUCTION TO THE OFFICIAL LIST

SPONSORED BY

Schroder Salomon Smith Barney

Schroder Salomon Smith Barney is acting as sponsor to M and B and InterContinental Hotels Group PLC and as financial adviser to the Six Continents Group, and to nobody else in connection with the Separation and the Admissions and other matters referred to in this document and will not be responsible to anyone else for providing the protections afforded to its customers or for providing advice in relation to the Separation or the Admissions or any other matter referred to in this document.

The Ordinary Shares to be issued in connection with the Separation have not been, and are not required to be, registered with the SEC under the US Securities Act or any US state securities laws. Neither the SEC nor any US state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

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SHARE CAPITAL UPON ADMISSION

Expected maximum number of
issued and fully paid or credited
as fully paid Ordinary Shares

734,441,797

The number of Ordinary Shares is based on the number of Six Continents Shares in issue as at 10 February 2003 and on the assumption that (i) the M and B Share Consolidation has been effected and (ii) no options are exercised prior to Admission under the share schemes of Six Continents. Ordinary Shares to be issued in connection with the Separation will rank in full for all dividends and other distributions declared, made or paid on such Ordinary Shares after the date on which they are admitted to the Official List. Details of the basis of determination of the nominal amount of the Ordinary Shares are set out in Part IX of this document.

There will also be one Redeemable Preference Share of £50,000 in issue. This has been issued by M and B so that it meets minimum share capital requirements of the Companies Act pending the issue of the Ordinary Shares on the Six Continents Scheme becoming effective. There will also be two Redeemable Deferred Shares of 1 pence each in issue which have been issued for technical reasons. As described in Part IX, M and B intends to redeem the Redeemable Preference Share and Redeemable Deferred Shares shortly after Admission.

OVERSEAS DISTRIBUTION

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions. For certain Australian, Canadian, and New Zealand securities law considerations applicable to overseas shareholders, see Sections 19 and 20 of Part IX of this document.

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GENERAL

As used in this document, except as the context otherwise requires:

•	“M and B” and “Company” refer to Mitchells & Butlers PLC or, where appropriate, its Board;

•	“M and B Group” refers to M and B and those companies that will be its subsidiaries or its subsidiary undertakings upon completion of the Separation (including, for the avoidance of doubt, Six Continents Retail Limited, Six Continents Retail Germany GmbH and SCPD and their respective subsidiaries and subsidiary undertakings); and, before Separation, means Six Continents Retail Limited and Six Continents Retail Germany GmbH and their respective subsidiaries and subsidiary undertakings (excluding, unless otherwise indicated, SCPD); and

•	“Ordinary Shares” refers to the ordinary shares in the capital of M and B.

Other terms used in this document are defined in Part X of this document.

Six Continents Retail Limited was formerly known as Bass Inns & Taverns Limited until 1991 when its name changed to Bass Taverns Limited. Subsequently, it used the trading name Bass Leisure Retail. On 27 July 2001, Bass Taverns Limited changed its corporate name to Six Continents Retail Limited, following the sale of Bass Brewers and the Bass name to Interbrew. Six Continents Retail Limited (to be renamed following Separation) will be the main operating subsidiary of Mitchells & Butlers PLC.

M and B will publish its consolidated financial statements expressed in United Kingdom (UK) pounds sterling. In this document, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency, references to “US dollars”, “US$” or “$” are to United States (US) currency and references to “euro” or “€” are to the euro, the currency of the European Economic and Monetary Union.

References in this document to a particular financial year are to M and B’s accounting year, being the year ended 30 September of that year. References in this document to a year (other than a financial year) are to a calendar year, unless otherwise indicated. M and B’s financial statements are prepared on the basis of generally accepted accounting principles in the United Kingdom (UK GAAP). These Listing Particulars contain reconciliations of net income and invested capital by reference to accounting principles in the United States (US GAAP). M and B is not required to report quarterly financial information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of the M and B Group and certain of the plans and objectives of the Board with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe” or other words of similar meaning.

Such statements in the document include, but are not limited to, statements under the following headings: Part I – Key Information, Part II – The M and B Group Business Description and Part III – Operating and Financial Review and Prospects. Risks faced by the M and B Group are described under “Risk Factors” in Part V. These statements are based on assumptions and assessments made by the M and B Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this document could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, among others, the future balance between supply and demand for the M and B Group’s sites, the effect of economic conditions and unforeseen external events on the M and B Group’s business, the availability of suitable properties and necessary licences, possible regulatory changes or actions, the M and B Group’s ability to purchase adequate insurance, or its ability to access the capital markets for future capital needs.

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following is the expected timetable of the principal events connected with the Separation.

All times shown in this document are London times unless otherwise stated. The dates and times given are based on Six Continents’ current expectations and may be subject to change.

Latest time and date for holders of Six Continents ADRs to provide voting instructions to the ADR Depositary for the Court Meeting and Extraordinary General Meeting	3.00 p.m. (New York time) on 6 March 2003

Latest time and date for receipt by the Registrar of blue forms of proxy for the Court Meeting[1]	10.30 a.m. on 10 March 2003

Latest time and date for receipt by the Registrar of white forms of proxy for the Extraordinary General Meeting	10.35 a.m. on 10 March 2003

Court Meeting	10.30 a.m. on 12 March 2003

Extraordinary General Meeting[2]	10.35 a.m. on 12 March 2003

Six Continents Shares commence trading “ex” Interim Dividend entitlement	8.00 a.m. on 19 March 2003

Record date for Interim Dividend	close of business on 21 March 2003

Conditional dealings in Ordinary Shares and InterContinental Shares commence on the London Stock Exchange and in InterContinental ADRs and in M and B ADRs on the New York Stock Exchange	7 April 2003

Payment date for Interim Dividend	9 April 2003

Court hearing of petition to sanction the Six Continents Scheme	10 April 2003

Last day of dealings in Six Continents Shares[3]	11 April 2003

Record time and date in order to participate in the Six Continents Scheme	4.30 p.m. on 11 April 2003

Six Continents Scheme becomes effective and M and B becomes the ultimate holding company of the Six Continents Group	shortly after 4.30 p.m. on 11 April 2003

Court hearing of the petition to confirm the M and B Reduction of Capital to effect the Separation	14 April 2003

M and B Reduction of Capital occurs and the Separation is completed	8.00 a.m. on 15 April 2003

Trading in Ordinary Shares and InterContinental Shares commences on the London Stock Exchange	8.00 a.m. on 15 April 2003

Crediting of Ordinary Shares and InterContinental Shares to CREST accounts	15 April 2003

Trading of M and B ADRs and InterContinental ADRs commences on the New York Stock Exchange	9.30 a.m. (New York time) on 15 April 2003

Despatch of certificates for Ordinary Shares and InterContinental Shares and cheques in respect of the Return of Capital and fractional entitlements (as appropriate)	23 April 2003

Payments in respect of the Return of Capital and fractional entitlements (as appropriate) credited to CREST accounts	23 April 2003

1	Forms of proxy for the Court Meeting not returned by this time may be handed to the Chairman of the Court Meeting at that meeting.

2	To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Court Meeting.

3	Trading in Six Continents ADRs to cease at 11.30 a.m. New York time.

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DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors and position to be held upon Admission[1]	Roger Carr Tim Clarke Karim Naffah Mike Bramley Tony Hughes George Fairweather Sara Weller	(Non-Executive Chairman) (Chief Executive) (Finance Director) (Managing Director, Pubs & Bars) (Managing Director, Restaurants) (Non-Executive Director) (Non-Executive Director)

Company Secretary upon Admission[1]	Bronagh Kennedy

Registered office of M and B upon completion of the Separation[1]	20 North Audley Street London W1K 6WN

Sponsor and Financial Adviser	Schroder Salomon Smith Barney Citigroup Centre Canada Square Canary Wharf London E14 5LB

Joint Stockbrokers	Cazenove & Co. Ltd 12 Tokenhouse Yard London EC2R 7AN
Merrill Lynch International 2 King Edward Street London EC1A 1HQ

Legal Advisers to Six Continents Retail Limited and M and B	Linklaters One Silk Street London EC2Y 8HQ

Legal Advisers to Six Continents Retail Limited and M and B	Allen & Overy One New Change London EC4M 9QQ

Legal Advisers to Six Continents Retail Limited and M and B (as to US Securities Law)	Sullivan & Cromwell LLP One New Fetter Lane London EC4A 1AN

1	Karim Naffah, Mike Bramley and Tony Hughes have agreed to become Executive Directors of M and B and George Fairweather and Sara Weller have agreed to become the Non-Executive Directors of M and B upon Admission. During the period of time between the Scheme Effective Time, expected to be shortly after 4.30 p.m. on 11 April 2003, and completion of the Separation, which is expected to be several days, M and B will be the holding company of Six Continents. Prior to that time and during that period, Sir Ian Prosser will be Chairman of M and B, Tim Clarke will be the Chief Executive of M and B, Richard North will be Finance Director of M and B and Roger Carr, Bryan K. Sanderson, Robert C. Larson and Sir Howard Stringer will be the Non-Executive Directors of M and B. During that period, Richard Winter will be Company Secretary of M and B. Upon Admission, all the existing Directors of M and B will retire from the Board, save for Tim Clarke and Roger Carr, and Richard Winter will be replaced by Bronagh Kennedy as Company Secretary. M and B is seeking to appoint one additional Non-Executive Director to take office following Admission. Subsequent to completion of the Separation, M and B’s registered office will be 27 Fleet Street, Birmingham B3 IJP.

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Legal Advisers to Six Continents Retail Limited and M and B (as to US Tax Law)	Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017

Auditors and Reporting Accountants	Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

Registrars	Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA

M and B ADR Depositary	The Bank of New York One Wall Street New York NY 10286

Bankers	Barclays Capital 5 The North Colonnade Canary Wharf London E14 4BB	Salomon Brothers International Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB

	HSBC Bank plc 8 Canada Square London E14 5HQ	The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR

J.P. Morgan plc 125 London Wall London EC2Y 5AJ

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PART I

KEY INFORMATION

The following information should be read in conjunction with the full text of this document. Other than in relation to information expressed to be historical, it describes the M and B Group once the Separation has taken place. Certain terms and expressions used in the text of the document are defined and a glossary of technical terms is provided in Part X. Unless otherwise indicated, site numbers are as at 30 September 2002 and have not changed materially as at the date of this document.

1.     Introduction
The M and B Group is the UK’s leading operator of managed pubs, with sales of approximately £1.5 billion1, EBITDA of £375 million1 and operating profit of £289 million1 (for the financial year 2002). The M and B Group has a high quality estate of over 2,100 pubs, bars and restaurants which are predominantly large freehold sites in residential areas and which generate high AWTs (approximately three times the industry average). As at 30 September 2002, the M and B Group had tangible fixed assets with a net book value of approximately £3.5 billion, including £0.7 billion of revaluation.

The M and B Group’s experienced management team has created this estate by retaining around 1,100 of the strongest sites from its former Bass estate, acquiring 550 high-potential sites from the former Allied Domecq estate and making over 400 carefully selected site acquisitions and new builds.

In addition, to add value to this estate, the M and B Group has developed the best brand portfolio in the pub industry by creating its own high quality and distinctive brands (such as Vintage Inns, Toby Carvery, All Bar One, O’Neill’s and Ember Inns) and through acquiring selected brands (Harvester, Browns and Alex) and rolling them out.

In 2001, the Company was voted Best Company by the pub industry at the prestigious Retailers’ Retailer of the Year Awards.

The Directors consider that the M and B Group’s unique combination of prime sites, experienced management and strong portfolio of brands, coupled with their view of the long-term real growth potential of the eating out and drinking out market, provides a sound platform for both cash generation and long-term earnings growth.

2.     Key Competitive Strengths
The M and B Group has a strong financial track record, with post-tax cash return on cash capital employed of over 10 per cent. per annum for the last three financial years. The Directors consider that the M and B Group is well placed to deliver long-term earnings growth and create shareholder value through:

•	its high quality pub and restaurant estate (of which 83 per cent. is freehold or long leasehold), with the large majority of sites in prime residential locations, which would be extremely difficult to replicate now;

•	the best pub brand portfolio (with approximately 25 per cent. of the sales of the pub industry top 50 brands) comprising many well established, segment-leading brands which drive high AWT per site;

•	a successful history of innovative and targeted brand creation and evolution, (which has delivered 14 per cent. Incremental ROI), the continuation of which will help to ensure that the full profit potential of the estate is delivered and sustained;

•	the quality of its employees (around 40,000) and the M and B Group’s investment in their training and development, which is reflected in the service they provide to customers;

•	a dynamic infrastructure with the capability and flexibility for further expansion potential from both new site acquisitions and conversions from the M and B Group’s existing pipeline of approximately 500 sites;

•	leveraging economies of scale to achieve better purchasing terms, more efficient logistics management, access to better quality products, enhanced site level employee productivity and greater scale efficiencies in IT and marketing execution;

•	a resilient and diversified business, spread between drinking out and eating out, branded and unbranded sites and across the range of brands, customer groups, geographical locations and product mix; and

1	Includes £1 million of EBITDA and £1 million of operating profit which was generated by SCPD on revenues of £6 million

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•	the strength and depth of its experienced Senior Management Team, with on average, some 12 years each spent working in the pub industry.

3.     Strategy

The M and B Group’s strategy is to capitalise and build on its position as the leader in the managed pub and pub-restaurant sector, to drive returns, cash generation and long-term earnings growth to create value for Shareholders.

The M and B Group intends to implement its strategy by:

•	owning and developing licensed properties with high AWT, maintaining high levels of amenity, service and value;

•	evolving its retail brands and formats to gain market share and as appropriate, creating new consumer offers;

•	delivering high returns on incremental capital invested, by developing prime sites into these brands and formats; and

•	generating additional cost, margin and revenue benefits from unit, brand and corporate scale, to consolidate its leading position in the market.

Successful implementation of this operational strategy will enable management to drive longer-term earnings growth and freehold capital appreciation through the ongoing development of the M and B Group’s estate and, by taking advantage of specific value-enhancing disposal opportunities (for instance due to the higher valuations being achieved through unlicensed use), to realise value for Shareholders through dividends and, where appropriate, returns of capital.

4.     Shareholder Returns and Financing

The Directors intend to recommend a final 2003 dividend of 5.65p and a 2004 interim dividend of 2.85p, making the 8.5p per Ordinary Share announced on 1 October 2002. The Directors intend to recommend a 2004 final dividend of 6.65p, an increase of 18 per cent. over the 2003 final (making a total dividend of 9.5p in respect of the Company’s first full financial year to September 2004). Thereafter, the Directors intend to adopt a progressive dividend policy to deliver real growth in dividends from the level established in 2004. This will be enabled through a combination of the M and B Group’s lower capital expenditure requirement (as the conversion of the former Allied Domecq estate comes to an end), the beneficial impact of actions taken on overhead costs and increases in retail staff productivity, and an increased level of value-enhancing individual site disposals.

The Directors have arranged appropriate bank facilities (as described in Section 10 of Part IX) to expedite the implementation of the Separation and the Return of Capital. Alternative financing options to support the M and B Group’s strategy post Separation are now being considered, with a view to ensuring the optimal capital structure for M and B. This review will inevitably be dependent upon conditions in financial markets generally, and in the debt markets in particular, but the Directors expect to have completed the review within M and B’s first year as an independent company.

Taken together, these measures are part of a clear policy to deliver near-term rewards for Shareholders from the strong cash flow of the M and B Group, whilst retaining sufficient resources to deliver longer-term earnings growth in the interest of creating shareholder value.

5.     Current Trading and Prospects

As reported at the Six Continents AGM on 13 February 2003, the M and B Group’s total sales for the 16 weeks to 18 January 2003 were 1 per cent. ahead of the same period last year with some improvement since mid December. The M and B Group continues to see weaker trading in Greater London and the High Street. However, sales generated in residential areas outside London, accounting for 60 per cent. of the M and B Group’s business, continue to be more resilient. Actions have been taken to enhance staff productivity further and to reduce support function costs to mitigate the already disclosed increases in regulatory and pension costs.

5.1     Current Trading

The High Street and Greater London markets saw a significant slowdown in the last quarter of 2002, and trading conditions have remained difficult in those areas. However, there has been more resilient trading in the suburban estate, particularly from food sales.

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Total sales were up 1 per cent. with food sales ahead by 3 per cent. and drinks sales marginally down. Uninvested like for like sales in the 8 weeks from 23 November were down 3.3 per cent., an improvement on the previous 8 weeks, resulting in uninvested like for like sales in the 16 weeks to 18 January down 3.9 per cent.

In the financial year to date, food and drink gross margin percentages have been held against last year. However, following successful trials of some controlled promotional activities to generate incremental sales, the M and B Group plans to reinvest around 1 percentage point of gross margin in the balance of the year through these and further promotional activities.

The M and B Group continues to drive benefits from its scale, with gains in staff productivity in December and January running at 5 per cent. over the same period last year. The M and B Group is also driving further purchasing benefits. In addition, as a result of actions already taken, management are confident of delivering the £10 million of annualised central cost reductions highlighted in December 2002, of which approximately £5 million will be realised in the second half of the 2003 financial year.

As previously reported, regulatory driven costs are expected to increase by £9 million this year and there is an additional increase of £7 million in pension costs.

With the continuing strength in property prices, the M and B Group is taking advantage of specific value enhancing disposal opportunities, largely for alternative use. These amount to £16 million in the year to date and are ahead of schedule, against a forecast of at least £25 million for the year.

5.2     Prospects

Whilst the M and B Group is not immune to any overall slowdown in UK consumer expenditure, it expects the recent trends to continue for the balance of the financial year. With its focus on the residential areas and value for money food, coupled with the increasing cost reductions and rising staff productivity, the M and B Group expects to deliver a resilient performance relative to a slowing economy for the rest of this year.

6.     Summary of the Separation

The Separation will result in two separate listed holding companies, M and B (which will own the M and B Group and SCPD), and InterContinental Hotels Group PLC (which will own the Hotels Business), each of which will be owned by the persons who are Six Continents Shareholders at the Scheme Record Time.

For further details of the Separation including the M and B Share Consolidation, please refer to Part IV of this document.

7.     Risk Factors

Certain risk factors in relation to the M and B Group are discussed in Part V of this document. All of these risk factors should be carefully considered.

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PART II

THE M AND B GROUP BUSINESS DESCRIPTION

This section describes the M and B Group and should be read in conjunction with the full text of this document.

1.     Overview

1.1     The M and B Group

The M and B Group is the UK’s leading operator of managed pubs, bars and restaurants (in terms of sales and number of sites), with a particular focus on high-take sites. The M and B Group’s high quality, predominantly freehold estate comprises over 2,000 sites spread throughout the UK and over 40 sites in Germany. As at 30 September 2002, the M and B Group had tangible fixed assets with a net book value of approximately £3.5 billion, including £0.7 billion of revaluation.

The M and B Group has a wide brand portfolio, with a number of segment-leading and well established brands, providing targeted offers for a variety of consumer groups, locations and occasions.

The following chart* depicts how the M and B Group’s UK brands are targeted by location or by primary occasion (drinks or food), together with the number of sites for each:

	Drinks-led	Food-led
Residential	Ember Inns (137) Sizzling Pub Co. (96) Scream (90) Arena (53) Unbranded (466)	Vintage Inns (196) Harvester (150) Toby Carvery (70) Innkeeper’s Fayre (24) Unbranded (97)
City Centre	O’Neill’s (91) Goose (44) Edward’s (40) Flares (22) Unbranded (353)	All Bar One (53) Browns (15) Unbranded (0)

*	The M and B Group’s accommodation brands (Express by Holiday Inn and Innkeeper’s Lodge), the ten-pin bowling operation (Hollywood Bowl) and the branded bar and brasserie chain in Germany (Alex) are not shown on the chart above.

Within each quadrant, the relevant brands target different consumer groups or occasions. For example, within residential, drinks-led sites, Ember Inns is for the quiet drink occasion; Sizzling Pub Co. is focused on local drinking with ‘value for money’ pub food; Scream is aimed at students; and Arena targets sports and entertainment occasions. In total, over 1,100 of the M and B Group’s sites are branded, of which over 800 are in residential areas.

In addition, the M and B Group has a large estate of over 900 unbranded pubs and restaurants, including those forming the conversion pipeline to its brands and formats.
The M and B Group generated EBITDA of £375 million[1] and operating profits of £289 million[1] on revenues of £1.481[1] billion in the financial year 2002, delivering a post-tax cash return on cash capital employed of over 10 per cent.

The Senior Management Team has built and developed its business by:

•	re-aligning its property portfolio through carefully chosen disposals and targeted acquisitions;

•	developing, rolling out and sustaining high quality and distinctive brands (such as Vintage Inns, Toby Carvery, All Bar One, O’Neill’s and Ember Inns) which cater to modern eating and drinking trends and which have broad demographic appeal, targeting the wider audience that now frequents pubs and restaurants;

•	acquiring selected brands to complement the M and B Group’s existing portfolio (Harvester, Browns and Alex) and rolling them out;

1	Includes £1 million of EBITDA and £1 million of operating profit which was generated by SCPD on revenues of £6 million

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•	developing its expertise and infrastructure in purchasing and logistics management, particularly focusing on realising economies of scale across all categories of the supply chain (especially food) to obtain better quality products on better terms; and

•	introducing reward packages for its licensed house managers to encourage their participation in growing the profits of the business.

The growth in the M and B Group’s turnover and profits stems primarily from brand and format roll-out to new sites and from sales and profits uplifts on conversion of existing sites to brands and formats. Thereafter, site sales tend to be broadly flat (or marginally declining) with pubs and bars tending to show small declines after year one, and restaurants and accommodation showing small growth after year one. Longer-term profit growth is also driven by scale efficiencies, through, for example, increasing staff productivity, supply chain gains and reducing central costs.

1.2     History

Prior to 1989, the involvement of the M and B Group (then known as Bass) in pubs was as a vertically integrated brewing and retailing company with regional operations covering both brewing and pubs. In 1989, the M and B Group was reorganised and, in the process, created a drinks-led retail business with a managed and leased estate of over 7,000 sites. As a result of the Beer Orders (which restricted the number of pubs which brewers could tie to their products), the M and B Group disposed of over 2,700 pubs and bars by 1 November 1992.

In the 10 years since then, the M and B Group has undergone a major transformation in its operations, with a number of significant acquisitions and disposals during this period and focused investment to reposition its estate, in terms of geography, sales mix and branding.

In realigning its estate portfolio, the M and B Group retained the strongest sites from the former Bass estate (approximately 1,100 sites from around 7,400). In 1995, the M and B Group acquired the Harvester chain from Forte plc. In 1997, it acquired the Browns chain of seven restaurants, and in 1998 acquired the Alex brand in Germany. Following the disposal of most of Six Continents’ entertainment businesses in 1997 and 1998, Hollywood Bowl was transferred to the M and B Group.

In 1998, the M and B Group largely disposed of its leased pub business. It also increased the size of its estate by acquiring 550 high-potential former Allied Domecq sites, out of approximately 3,500 sites, from Punch (ADR Joint Venture Company) Limited in 1999. In addition, during this 10 year period, the M and B Group acquired over 400 carefully selected new sites and new builds. In 2001, the M and B Group sold to Nomura an estate consisting of 988 smaller unbranded pubs with limited growth potential as managed pubs.

Over the 10 year period up to 30 September 2002, the M and B Group has realised cash proceeds of £1.6 billion through disposals and has achieved a profit of £158 million on disposals against book value.

Further details of the activities of the M and B Group, including geographic and brand segmentation, are set out below.

2.     Market Overview

2.1     UK Industry Background

The M and B Group operates primarily in the UK pub sector, which is itself part of the wider drinking out and eating out market (which also includes restaurants, social clubs, nightclubs and fast food outlets). Going to pubs, clubs and bars continues to be one of the most popular leisure activities in the UK with over 80 per cent. of adults participating, with an average of three visits per month. The Directors estimate that, in 2002, the annual sales of the UK pub sector were of the order of £18 billion (including VAT) and that the M and B Group currently represents around nine per cent. of this sector in terms of sales with only three per cent. by number of sites.

The UK pub sector consists of some 60,000 pubs in total, which can be broadly categorised into one of three distinct business models: managed pubs (around 20 per cent. of sites), leased/ tenanted pubs (around 50 per cent. of sites) and individual, independently owned pubs (around 30 per cent. of sites).

99 per cent. of the M and B Group’s sites are managed. Managed pubs are generally owned by a pub company (such as the M and B Group) or, brewer, and operated by a salaried manager and staff employed by the owning company which prescribes the entire product range and detail of service style. They tend to be larger than leased/tenanted pubs and individual, independently owned pubs and have a higher AWT,

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which the Directors estimate is around £11,000. The M and B Group’s sites have an AWT of over £14,000, significantly ahead of the typical managed pub AWT.

Leased/tenanted pubs tend to be smaller and are owned by a pub company or brewer but leased to and therefore operated by a third party tenant or lessee, who pays rent to the owner, is generally responsible for the maintenance of the pub, and is normally contracted to purchase the majority of drink products (in particular, beer) for resale from the owner. The Directors estimate that these pubs have an AWT of around £3,000 to £4,000 and are typically more dependent than managed pubs on the sale of draught beer.

Individual pubs (sometimes known as freehouses) are independently owned and operated by a private individual, who is responsible for the maintenance of the pub and retains any profits after the expenses of running the pub. The owner is free to decide which products to sell.

2.2     UK Market Trends

The UK pub sector is influenced by trends for both eating out and drinking out. The value of annual sales in the drinking out sector is currently estimated at £26 billion (including VAT). Expenditure on drinking out has been growing steadily in line with inflation for the last 20 years, at a rate of six per cent. per annum. The Directors estimate that drink sales in pubs account for almost half of the overall drinking out sector, the balance being made up of drink sales in nightclubs, social clubs, hotels and restaurants.

Expenditure on eating out in the UK has been growing steadily ahead of inflation at a rate of 9.8 per cent. per annum over the past 20 years. The annual sales value of the eating out sector is now estimated at £30 billion (including VAT).

Eating out in pubs has become increasingly popular. Pubs have increased their share of the restaurant sector (in terms of food sales) by approximately three percentage points in the past five years. In 2001, total food sales by pubs accounted for approximately £5 billion and Mintel estimates that total food sales by pubs will grow to around £7 billion by 2006.[1]

Historical market trends suggest that drinking out is less responsive to changes in the overall economy than eating out, being more resilient in economic downturns than the eating out market, but with eating out showing greater growth during periods of high economic growth. However, the Directors believe that during economic downturns, lower priced restaurants (including the M and B Group’s pub-restaurants, where average food spend per head is under £8) tend to be more resilient than higher priced restaurants, as customers trade down.

2.3     Key Drivers

The Directors expect that over the long-term the drinking out and eating out market as a whole will continue to develop in line with past trends (although it is clearly not immune to shorter-term economic conditions). There are a number of key market drivers shaping the future of the UK drinking out and eating out market:

•	economic climate – overall economic growth or decline and in particular, overall changes in the level of consumer expenditure;

•	changes in demographics – for example, over the next five years, the number of 18-24 year olds (who are a key consumer group for the drinking out market) is forecast to grow by eight per cent. and the number of persons aged 45 and above (who are a key consumer group for the pub-restaurant market) is forecast to grow by six per cent.;

•	broadened consumer appeal – an increase in the number of people visiting pubs from a wider selection of social and demographic groups (including women, families and older people) mitigating against a decrease in the frequency of visits by traditional blue collar male pub users;

•	growth in food sales in pubs – in 2001, food sales were estimated to account for approximately 25 per cent. of industry sales, approximately double the level 15 years earlier; this is partly due to consumers’ increasing propensity to eat out, a preference for informal dining and an improvement in the breadth and quality of the pub food offering;

•	product trends – sales of alcohol in pubs are rising (broadly in line with inflation) and there are continued shifts in demand in the beverages sector, with declining sales of draught beer in pubs being offset by sales growth in wine, premium packaged spirits, bottled lagers and soft drinks;

1	Source: Mintel Pub Catering July 2002 Forecast

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•	branding – the growth in branded and formatted sites aiming to provide consistency of standards and customer service, with a view to attracting new customers, driving customer loyalty, and increasing frequency of visits;

•	competition – the increased number of sites and higher levels of investment on the High Street over the last six to seven years has led to supply outgrowing demand. This, together with the increased price sensitivity of consumers, as well as the rising levels of home consumption (partly due to the widening gap between the on-trade and off-trade price of alcohol), has resulted in an overall increase in competition;

•	shift in pub ownership – the Directors estimate that around 30 per cent. of pubs are now owned by financially leveraged companies (compared with two per cent. in 1997), contributing to a reduction in the overall levels of expansionary and maintenance capital expenditure in the industry; and

•	regulation – the licensing reform (proposed by the Government in November 2002, which may result in longer opening hours for existing pubs and restrict the granting of new licences, particularly in residential areas), changes in employment legislation (including the level of the National Minimum Wage) and in property taxation.

3.     Competitive Strengths

The M and B Group has a strong financial track record, with post-tax cash return on cash capital employed of over 10 per cent. per annum for the last three financial years. Over the three year period, the M and B Group has consistently grown turnover and operating profit from the M and B Group’s Ongoing Estate and successfully defended operating margins despite the impact on M and B Group’s cost base of largely regulatory driven increases (e.g. the National Minimum Wage) which have totalled around £40 million over the last four years.

The Directors believe that the M and B Group’s competitive strengths mean it is well placed to deliver cash generation and long-term earnings growth creating shareholder value through:

3.1     High quality pub and restaurant estate

The selection by the M and B Group of the strongest sites from its former Bass estate (approximately 1,100 sites from 7,400) and the acquisition of 550 high-potential former Allied Domecq sites (out of approximately 3,500) have resulted in a high quality estate reflected in:

•	the prime locations of its sites (approximately 70 per cent. of the M and B Group’s sites in the UK are in residential areas, where the Directors believe that acquiring new sites of comparable quality would be difficult and where the grant of new licences may become more highly regulated);

•	the size of its sites, with an average individual asset value of over £1.5 million, many of which have large internal trading areas and, in suburban locations, gardens and car parks;

•	the fact that 83 per cent. of the M and B Group’s sites are freehold or long leasehold (meaning that it has greater operational flexibility, is less exposed to rent fluctuations and participates in the long-term capital appreciation of the site); and

•	a disciplined maintenance programme on the M and B Group’s estate to maintain high amenity levels.

3.2     Widely recognised, segment-leading and resilient brands

The M and B Group has the leading brand portfolio in the UK pub sector in terms of both sales and number of sites. Each of the brands within the portfolio is focused towards a specific consumer group, location or occasion. The M and B Group’s portfolio of brands accounts for approximately 25 per cent. of the sales of the pub industry top 50 brands. In addition, market research suggests that many of its brands are more widely recognised than their directly competitive brands.

The M and B Group’s portfolio covers a spectrum, from brands such as All Bar One or O’Neill’s, where the site is identified solely by the brand name, to brands such as Ember Inns or Vintage Inns, where the individual pub name is prominent and well-known locally and where the brand acts as an effective badge of endorsement. The individual local pub name is used in over half of the M and B Group’s branded sites (and therefore in approximately three quarters of its estate).

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The majority of the M and B Group’s brands have been in existence for over five years (with Browns, Toby and Harvester having been in existence for over 20 years) and are a combination of “home-grown” and acquired brands. The power of these brands in generating higher sales through increased customer reach and frequency is illustrated by the average sales uplift of around 60 per cent. achieved on around 700 sites converted over the last 10 years (when compared to the 12 months trading prior to conversion).

3.3     A successful history of targeted brand creation and evolution

The M and B Group has an impressive track record of evolving existing brands and formats as well as creating new and innovative brands and formats. All Bar One, O’Neill’s, Scream and Vintage Inns were all created between 1994 and 1996, and each brand generated Incremental ROIs of between 15 and 20 per cent. on over 400 site conversions and acquisitions (in the financial year 2002). Toby was established in 1973 and the brand was evolved and successfully relaunched in 1998 as Toby Carvery. In addition, Ember Inns, Arena Pubs and the Sizzling Pub Co were all introduced in 1999 and have already experienced significant success, together generating an Incremental ROI of around 15 per cent. on more than 200 sites (in the financial year 2002). In the past eight years, the M and B Group has created 14 new brand initiatives, with 12 of these brands being rolled out to the market.

The M and B Group’s brands have also received several prestigious awards: Ember Inns was awarded The Publican’s 2002 Retail Brand of the Year Prize for being the best new concept brand in 2002 and the Retailers’ Retailer of the Year award for the best newcomer in 2003. In 1999, All Bar One won the Retailers’ Retailer of the Year for best concept.

3.4     Employees

The Directors consider that a key contributor to the success and to the longevity and resilience of the M and B Group’s brands is the quality of its employees (around 40,000) and of the service they provide to customers.

The Directors believe that this is achieved through:

•	recruitment focused on finding the right people for the right sites, brands and formats;

•	building their capability through management development programmes;

•	generic and brand specific training, covering service and selling techniques, technical matters and business safety and controls;

•	complementary incentive schemes to reward service standards, employee productivity and profit growth; and

•	a regular “mystery guest programme” with stringent targets (i.e. quality and standards of the service, the site and the food/drink offer). Staff are made aware of the results of their site and excellent performance is recognised.

These factors, combined with increasing central expertise in staff scheduling, efficiency of site layout and labour processes, have driven an increase of 14 per cent. in retail employee productivity in the last four financial years.

The M and B Group received the respected Investors in People accreditation for the fourth consecutive time in 2002 and was cited in its report for that year as an exemplary organisation.

3.5     Expansion potential – individual site acquisitions and pipeline conversions

The M and B Group has a strong record of driving incremental profit from capital investment in new sites and from converting existing sites to brands and operating formats. Over the past 10 financial years, the M and B Group’s overall incremental capital investment in the UK in new individual sites and conversions (covering both branded and unbranded sites), of approximately £1 billion, has yielded an Incremental ROI of 14 per cent. (in the financial year 2002). The M and B Group has also identified some 500 sites in its existing estate (principally in residential areas) for potential conversion to its own brands and formats over the next three to four years and expects to continue to acquire sites on a selective basis using its rigorous site and investment criteria.

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3.6     Scale

The M and B Group exploits the benefits of scale on different levels:

•	unit scale – with AWT per site of over £14,000 (which is significantly ahead of the managed pub average of £11,000 and approximately three times the industry average), the M and B Group’s larger-take sites benefit from enhanced employee productivity;

•	brand scale – the M and B Group has nine brands with more than 50 sites each, enabling economies of scale in areas such as marketing, advertising, training and menu development; and

•	corporate scale – the M and B Group benefits from leveraging central overheads and IT systems over a greater number of units and drives economies of scale in logistics management and purchasing of food, drink, construction and other equipment and services. The M and B Group’s overall buying scale (in the financial year 2002, it spent approximately £200 million in total with its six key suppliers), combined with its supply chain expertise, allow it to reach back through the production chain to generate cost and quality improvements, for example, through having suppliers plant dedicated fields of crops. As the largest operator in the managed pub sector, the M and B Group also offers suppliers a unique “shop window” in terms of guaranteed stocking of key products and volume commitments.

3.7     Balanced business model

While clearly not immune to shorter-term economic conditions which affect like-for-like sales, the M and B Group has avoided over-exposure to cycles or fashions affecting one particular part of the managed pub industry. The M and B Group’s balanced business model is achieved at a number of levels:

•	breadth of brands and target consumers – the M and B Group’s broad portfolio targets a wide variety of consumers in different socio-economic and demographic groups. No single brand accounts for more than 12 per cent. of the M and B Group’s sales;

•	spread of branded and unbranded sites – in addition to its branded sites, the M and B Group has over 900 unbranded sites which either form the conversion pipeline or trade as operating formats or individual sites;

•	diversity of income streams – the M and B Group’s business is no longer draught beer driven but has a balanced spread of sales across different drink and non-drink categories. Draught beer sales in the M and B Group’s sites have reduced from approximately 65 per cent. of sales in the financial year 1994 to approximately 32 per cent. in the financial year 2002. Other drinks (particularly wine, spirits and soft drinks) have increased from 15 per cent. to 29 per cent. in 2002, with food increasing from 11 per cent. to 29 per cent. over the same timeframe;

•	locations – the M and B Group’s estate is well diversified geographically throughout the UK. In addition, approximately 70 per cent. of the M and B Group’s UK sites are in residential areas; and

•	total site numbers – no single site accounts for more than 0.4 per cent. of the M and B Group’s turnover and no one property is material to the operations or financial position of the M and B Group.

3.8     Experienced senior management team

The M and B Group’s Senior Management Team is highly experienced with both strength and depth. The Executive Directors have worked together on the strategy and development of the M and B Group since 1995. They have been responsible for the restructuring of the M and B Group’s business, including the repositioning of the estate, the development of the brands and formats and the establishment of central supply chain and marketing capabilities.

The restructuring of the M and B Group has also been underpinned by the development of strong operational management which has extensive hands-on experience in the pub industry. As a result of the strategy which it has been pursuing, the AWT per site of the M and B Group has risen from under £7,000 (in 1994) to over £14,000 (in 2002) and managed operating profit has increased from £160 million to £288 million (as at 30 September 1994 and 2002 respectively).

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The Senior Management Team has introduced a highly developed control culture which exists throughout the organisation. The business has its own framework of operational systems and controls, including a comprehensive IT network which forms the basis for the recording and monitoring of all sites on a daily, weekly and periodic basis.

The expertise and success of the Senior Management Team was recognised in the industry by the M and B Group receiving the prestigious Retailers’ Retailer of the Year Award in 2001.

4.     Strategy

The M and B Group’s strategy is to capitalise and build on its position as the leader in the managed pub and pub-restaurant sector, to drive returns, cash generation and long-term earnings growth to create value for Shareholders.

The Senior Management Team intends to implement its strategy by:

•	owning and developing licensed properties with high AWT, maintaining high levels of amenity, service and value;

•	evolving its retail brands and formats to gain market share and, as appropriate, creating new consumer offers;

•	delivering high returns on incremental capital invested, by developing prime sites into these brands and formats; and

•	generating additional cost, margin and revenue benefits from unit, brand and corporate scale, to consolidate its leading position in the market.

Successful implementation of this operational strategy will enable management to drive longer-term earnings growth and freehold capital appreciation through the ongoing development of the M and B Group’s estate and, by taking advantage of specific value-enhancing disposal opportunities (for instance due to the higher valuations being achieved through unlicensed use), to realise value for Shareholders through dividends and, where appropriate, returns of capital.

This strategy highlights the importance of the M and B Group’s unique, high quality estate in enabling the M and B Group to drive value from its portfolio of both branded and unbranded sites, without over-exposure to any particular segment of the market.

Further detail on the Directors’ strategy for the M and B Group can be found in Sections 6.2 and 6.3 in M and B’s Business and Brands below.

4.1     Owning and developing licensed properties with high AWT

The M and B Group’s development strategy, focused on a carefully selected estate of high-take managed pubs, contrasts with the leased business model, which is more appropriate for large estates of smaller pubs, with high financial leverage.

The combination of high amenity, from initial investment and subsequent maintenance, and an emphasis on service and value drives customer appeal and sales, as shown by the high AWT per site (approximately three times the industry average). Large-take sites benefit from enhanced employee productivity, contributing to strong cash returns.

M and B Group’s strategy is, where possible, to own the freehold of such sites, particularly in residential areas, to participate not only in the operational returns, but also in the uplift in the property value created through investment and from the underlying appreciation associated with the value of the licence. The £0.7 billion revaluation demonstrates the uplift generated in site values in the past (up to the latest revaluation in 1999).

4.2     Creating and evolving sustainable consumer brands and formats

The Directors consider that continued success can be achieved in evolving and developing the M and B Group’s consumer brands and formats in the future through:

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•	pro-actively anticipating consumer needs and changing trends to evolve existing brands and to continue to develop new brands and formats in order to maintain and enhance their appeal in the light of changes in consumer tastes and groups;

•	driving excellence in operational delivery (e.g. clean sites, quick service, friendly staff), thereby enhancing the brand’s ‘appeal’ to the end consumer and building brand allegiance; and

•	motivating and empowering employees (for example, through incentive schemes and investing in technical and service training).

4.3     Developing prime sites into the M and B Group’s brands and unbranded formats

The Directors believe that the M and B Group has significant growth potential from converting an existing pipeline of some 500 sites to its brands and unbranded formats over the next three to four years (at an estimated average cost of £250,000 per site going forward) in order to drive strong sales uplifts and high incremental returns on investment. In addition, the Directors intend that the M and B Group will continue to add to its estate through selective new site acquisitions which have high unit sales potential and which meet the M and B Group’s rigorous site and investment criteria.

The M and B Group’s existing plans target the majority (around 80 per cent.) of its capital investment over the next three to four years on the residential pub and pub-restaurant segments, where the Directors believe that the balance of supply and demand is currently more attractive than the city/town centre. This will be driven through further conversions of existing pubs to brands such as Ember Inns, Vintage Inns, Toby Carvery, Sizzling Pub Co. and operating formats. The M and B Group’s management is also currently piloting various low-cost brand templates, in order to allow for roll out to certain sites where the full cost format may not be economically viable, so as to maximise asset productivity and maintain attractive returns.

The M and B Group’s management will continue to evaluate sites very carefully, as certain sites are more appropriate to trade as branded sites; or can better achieve their maximum potential by trading as individual (unbranded) sites, for example, the White Horse in Parsons Green, London and The Horseshoe Bar in Glasgow; or which may achieve greater value through alternative use or ownership.

The M and B Group will also continue its programme of disciplined maintenance investment on existing sites to sustain and, where appropriate, improve amenity levels in order to enhance customer appeal and preserve the value of the assets.

4.4     Generating scale benefits

As the largest managed pub, bar and restaurant operator in the UK, the M and B Group strives to maximise the benefits from economies of scale. The development of high-take and high return sites drives overall sales growth and provides margin benefit through, in particular:

•	purchasing and supply chain initiatives – the M and B Group is progressively starting to gain access to both the product range and the trading terms of non-tied beer supply, as its minimum purchase obligations are reduced year on year ahead of the end of its principal beer supply contract resulting from the sale of Bass Brewers. The 10 per cent. growth in food sales in the financial year 2002 has also led to further significant reductions in central purchasing and delivery costs;

•	enhanced employee productivity (both retail and corporate staff) – the M and B Group’s investment in scheduling systems has enabled management to react rapidly to daily sales trends and its investment in training has equipped staff to do their job more efficiently. Management expects to build on the four per cent. increase in staff productivity achieved in the financial year 2002 (against an 11 per cent. increase in the National Minimum Wage) by continuing to vary employment costs in response to fluctuations in sales; and

•	central cost efficiencies – as announced at the time of Six Continents’ preliminary results in December 2002, the M and B Group’s ongoing programme of overhead cost rationalisation is expected to produce further annualised savings of £10 million as a result of actions already taken this financial year to reduce headcount (and associated direct and indirect costs), and to rationalise other central expenditure, principally in support functions. By continually streamlining its processes, the M and B Group has been able to reduce its headcount in support functions outside its sites by over 40 per cent. over the last five years.

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As a result of the M and B Group’s corporate scale and flexible infrastructure, the Directors believe that it is well placed to take advantage of any further industry restructuring and consolidation opportunities which would create shareholder value. However, the focus of the M and B Group’s strategy is on organic development.

5.     Shareholder Returns and Financing

As announced on 1 October 2002, the directors of Six Continents intend to pay an interim dividend of 6.6 pence per existing Six Continents Share for the period prior to Separation. The dividend will be the last dividend paid by Six Continents to existing Six Continents Shareholders and is expected to be paid on 9 April 2003. This is earlier than the usual payment date of 31 July 2003 in order to allow the dividend to be paid by Six Continents prior to Separation. Any dividends thereafter will be payable by Mitchells & Butlers PLC and InterContinental Hotels Group PLC.

The Directors intend to recommend a final 2003 dividend of 5.65p and a 2004 interim dividend of 2.85p, making the 8.5p per Ordinary Share announced on 1 October 2002. The Directors intend to recommend a 2004 final dividend of 6.65p, an increase of 18 per cent. over the 2003 final (making a total dividend of 9.5p in respect of the Company’s first full financial year to September 2004). Thereafter, the Directors intend to adopt a progressive dividend policy to deliver real growth in dividends from the level established in 2004. This will be enabled through a combination of the M and B Group’s lower capital expenditure requirement (as the conversion of the former Allied Domecq estate comes to an end), the beneficial impact of actions taken on overhead costs and increases in retail staff productivity, and an increased level of value-enhancing individual site disposals.

The debt at the end of the financial year 2003, following the Separation and the proposed Return of Capital, is estimated to be around £1.3 billion in the M and B Group. This includes the intended 2003 net capital expenditure to the order of £140 million on the M and B Group’s estate.

The Directors have arranged appropriate bank facilities (as described in Section 10 of Part IX) to expedite the implementation of the Separation and the Return of Capital. The Directors do not believe there is a need for the M and B Group to obtain a public credit rating at this stage as it will have no public debt at the time of Separation. Alternative financing options to support the M and B Group’s strategy post Separation are now being considered, with a view to ensuring the optimal capital structure for M and B. This review will inevitably be dependent upon conditions in financial markets generally and in the debt markets in particular but the Directors expect to have completed the review within M and B’s first year as an independent company.

Taken together, these measures are part of a clear policy to deliver near-term rewards for Shareholders from the strong cash flow of the M and B Group, whilst retaining sufficient resources to deliver longer-term earnings growth in the interest of creating shareholder value.

6.     The M and B Group’s Business and Brands

6.1     Organisational Structure and Activity Segmentation

The M and B Group is currently structured into two main business areas:

•	Pubs and Bars Division, focusing on the drinks and entertainment-led sites; and

•	Restaurants Division, focusing on the food and accommodation-led sites.

The other M and B Group activity is SCPD, the former property development business of Six Continents (see further Section 9 below).

The following table shows turnover and operating profit by activity and the percentage contribution of each activity for each of the three financial years 2000, 2001 and 2002. Shareholders should read the full text of these Listing Particulars and should not solely rely on the summary information in the table below. In particular, this table should be read in conjunction with Note 4 (in relation to turnover) and Note 6 (in relation to operating profit) of the Accountants’ Report on the M and B Group contained in Part VI of this document.

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	Year ended 30 September
	2000		2001		2002
	£m	(%)	£m	(%)	£m	(%)

Turnover by Activity
Pubs/Bars	818	46.4	832	53.3	866	58.5
Restaurants	520	29.5	564	36.1	609	41.1

Ongoing Estate	1,338	75.9	1,396	89.4	1,475	99.6

SCPD	9	0.5	5	0.3	6	0.4

Ongoing Business	1,347	76.4	1,401	89.7	1,481	100.0

Inns and other[1]	336	19.1	161	10.3	—	—
Discontinued operations[2]	79	4.5	—	—	—	—

TOTAL	1,762	100.0	1,562	100.0	1,481	100.0

Operating Profit by Activity
Pubs/Bars	186	50.8	187	61.1	190	65.7
Restaurants	85	23.2	87	28.4	98	33.9

Ongoing Estate	271	74.0	274	89.5	288	99.6

SCPD	2	0.6	1	0.4	1	0.4

Ongoing Business	273	74.6	275	89.9	289	100.0

Inns and other[1]	75	20.5	31	10.1	—	—
Discontinued operations[2]	18	4.9	—	—	—	—

TOTAL	366	100.0	306	100.0	289	100.0

1	Relates to turnover and income in respect of the Bede estate sold to Nomura in February 2001

2	Relates to the business of Lastbrew Limited which was part of the disposal of Bass Brewers by Six Continents

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     Total Sites

The following table shows the total number of branded and unbranded sites in each division for each of the past three financial years:

	As at 30 September
	2000[1]	2001	2002

Pubs and Bars
Branded	285	443	595
Unbranded	1,098	985	841

Total	1,383	1,428	1,436

Restaurants
Branded	507	524	572
Unbranded	128	115	97

Total	635	639	669

GRAND TOTAL[2]	2,018	2,067	2,105

1	Excludes 988 outlets sold to Nomura, the M and B Group’s Jersey operations sold in July 2001 and other individual site disposals

2	Includes (in addition to managed outlets) SATs and leased pubs (8 SATs and 14 leased pubs as at 30 September 2002)

6.2     Pubs and Bars

     6.2.1 Overview and Strategy

The Pubs and Bars Division comprises the M and B Group’s drinking out and entertainment led sites. As at 30 September 2002, it had 595 branded and 841 unbranded sites and reported sales of £866 million and operating profit of £190 million in the financial year 2002.

The most important brands are Ember Inns, Sizzling Pub Co. and Scream in residential areas, O’Neill’s in city and town centre locations and Hollywood Bowl (ten-pin bowling on suburban leisure parks). The Pubs and Bars Division also includes smaller brands of Arena (in residential areas) and Flares, Edward’s and Goose (in city centres). The unbranded sites include unique, individual pubs and pubs operating to a consistent format (for example, residential pubs for metropolitan professionals). Most of the remaining unbranded sites, located in residential areas and town centres, form the pipeline for future conversion to brands or operating formats.

The Directors believe that the current balance of supply and demand in the residential pub sector is more attractive than city/town centres, and therefore the M and B Group’s investment focus in the next three to four years is planned to be weighted towards conversions to the residential brands and formats (particularly Ember Inns, Sizzling Pub Co. and the metropolitan professional format) and on new site acquisitions for the Hollywood Bowl brand.

In both residential and city centre sites, the Directors intend that the M and B Group will continue to refresh and evolve its brands and formats so that they can continue to meet consumer needs (for example, by improving the quality of service, food and drink in its pubs and bars, offering a wider range of soft drinks, wine, premium packaged spirits and lagers and by responding to the trend towards later hours drinking).

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The table below shows the number of the M and B Group’s pubs and bars at the end of the last three financial years:

	As at 30 September

	2000		2001	2002

Pubs and Bars
Ember Inns	52		110	137
Sizzling Pub Co.	—		23	96
O’Neill’s1	70		89	91
Scream	71		85	90
Arena	23		30	53
Goose	14		39	44
Edward’s	26		33	40
Hollywood Bowl	21		21	22
Flares	—		13	22
Other branded	8		—	—

Branded	285		443	595
Unbranded (managed)	1,084		971	819

Total managed sites	1,369		1,414	1,414
Supported Agreements to Trade	—		—	8
Leased sites	14		14	14

TOTAL	1,383	[2]	1,428	1,436

1	Includes one site operating under a franchise agreement in 2002

2	Excludes 988 sites sold to Nomura, the M and B Group’s Jersey operations sold in July 2001 and other individual site disposals

     6.2.2 The M and B Group’s Brands

The M and B Group’s key brands in the Pubs and Bars Division are:

     Residential

Ember Inns (Launched: 1999) – Ember Inns are local pubs retaining their individual name, presented in a contemporary style and offering high quality drink, food and service. They are normally in prominent locations, with extensive car parks, in residential areas, and target a wide range of adults. The brand was awarded The Publican’s 2002 Retail Brand of the Year Prize for being the best new brand concept and the 2003 Retailers’ Retailer of the Year award for the best newcomer.

Sizzling Pub Co. (Launched: 2001) – Sizzling Pubs are also generally based in residential areas and aim to offer a great local drinking pub serving ‘value for money’ food on hot (sizzling) skillets. Sizzling Pubs target those aged 25 and above and also cater for families.

Scream (Launched: 1995) – Scream is the leading student pub brand in the UK and is located on or near university campuses and lodgings. It offers students significant savings through a student discount card, the Yellow Card. Its target audience is students, typically aged between 18 and 25 years. It is continually evolving in terms of promotional activity, décor and product mix to reflect ever-changing student trends.

     City / Town Centre

O’Neill’s (Launched: 1994) – The Directors believe that O’Neill’s is the largest Irish bar brand in the world and aims to offer the lively and fun atmosphere of the “Craic”. It is located in city/town centres and also on suburban high streets. O’Neill’s is targeted towards 18-35 year olds. It offers table service and in larger sites, entertainment through music rooms. The M and B Group is piloting branded franchises as a means to achieve further growth and enhanced returns on its investment.

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     Bowling

Hollywood Bowl (Launched: 1992) – Hollywood Bowl offers ten-pin bowling, food, drink and amusement games facilities in a family-friendly environment. Hollywood Bowl’s target audience consists of families, young people (aged 14-35), corporate groups and league bowling clubs. Most are located in retail/leisure parks next to multiplex cinemas.

     Other brands

In addition to the M and B Group’s key brands set out above, other brands in the Pub and Bars Division include:

Arena (Launched: 1999) – These pubs are generally located in residential areas and aim to offer an alternative to the ‘big night out’ away from the city centre with entertainment such as live bands and large screens for sporting occasions.

Goose (Launched: 1996) – Goose sites are located in city centres and are traditional pubs offering food and drink at extremely competitive prices.

Edward’s (Launched: 1996) – Edward’s are generally spacious bars which aim to cater for lunchtime diners and provide DJ-led entertainment in the evening with a target audience of style conscious 18-25 year olds.

Flares (Launched: 1997) – Flares is a late night dancing and drinking venue with DJs playing 1970s retro music.

     6.2.3 Unbranded Pubs and Bars

There are 841 unbranded sites, which trade as:

•	Operating Formats
There are currently two types of operating formats:

“Metropolitan Professionals” are individual residential pubs that have been renovated. They are predominantly located in London and target young professionals. They do not display a brand name; however, they have some similar characteristics (e.g. in the menu and wine list); and

Nicholsons are central London pubs located in a “character” building. The pub name is retained with some additional Nicholsons’ signage. Nicholsons primarily caters for city workers and tourists, offering traditional pub food and drink.

•	Individual pubs and bars
These unbranded pubs include individual ‘classic pubs’ distinct in their own right (i.e. due to architecture, history or being close to a tourist attraction), individual nightclubs, gay pubs and other sites, which are well known locally due to their location or popularity. There are currently no plans to convert these sites as the Directors consider that they can achieve their maximum potential by remaining as unbranded sites. In addition, there are other unbranded pubs and bars which are being evaluated by management and which include sites currently identified for future conversion to the M and B Group’s brands or formats.

•	Supported Agreements to Trade (SATs)
The M and B Group is also piloting a system of SATs whereby it enters into a support agreement with a third party under which, for an annual fee, the M and B Group provides goods and services, (such as IT systems, menu support, telephone helpdesk and the ability to participate in bulk purchasing carried on by the rest of its estate). The M and B Group retains ownership of the property and leases it for a commercial rent. As at 30 September 2002, there were eight SATs in operation.

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•	Leased sites
The M and B Group continues to lease to third parties a small number of pubs, which it decided to retain on the disposal of its leased estate. These pubs will be converted to managed pubs once the lease expires.

6.3		Restaurants
	6.3.1	Overview and Strategy
The Restaurants Division comprises the eating-out and accommodation-led sites and includes 440 branded pub-restaurants in residential areas such as Vintage Inns, Harvester and Toby Carvery, 97 residential unbranded pub-restaurants and 68 brasserie restaurants in UK city centres under the brands of All Bar One and Browns. There are 41 sites in Germany, all but one of which are under the Alex brand. Express by Holiday Inn and Innkeeper’s Lodge offer mid-scale/budget accommodation, and are generally located adjacent to pub-restaurants. Management and financial reporting are integrated with that pub-restaurant.

In the financial year 2002, the Restaurants Division reported sales of £609 million and operating profit of £98 million.

The M and B Group’s focus of investment in the next two to three years is planned to be weighted towards new site acquisitions in the pub-restaurant market, particularly sites that are suitable for conversion to Vintage Inns and Toby Carvery (together with associated accommodation, where appropriate). The M and B Group has also been reviewing a number of smaller Harvester sites for conversion to formats such as Sizzling Pub Co. and Ember Inns, which are less labour intensive, in light of the rise in employment costs driven by the National Minimum Wage. In addition, the Directors intend that the M and B Group will continuously evolve its restaurant offers to anticipate changing consumer trends (for example, the growth of informal dining and, as consumers become more discerning, a higher quality and wider variety of food and drink, particularly wine).

The table below shows the number of the M and B Group’s restaurants at the end of each of the last three financial years[1]:

	As at 30 September

	2000	2001	2002

Restaurants
Vintage Inns	151	179	196
Harvester	130	150	150
Toby Carvery	39	64	70
All Bar One	54	54	53
Innkeeper’s Fayre	16	16	24
Express by Holiday Inn	16	18	23
Browns	11	13	15
Other branded	71	—	—
Alex (Germany)	19	30	41	[2]

Branded	507	524	572
Unbranded	128	115	97

Total	635	639	669

1	The table does not include Innkeepers Lodge (accommodation) which are located adjacent to pub-restaurant sites (64 sites as at 30 September 2002)

2	Includes one All Bar One in Cologne but does not include 6 franchised outlets of Alex

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6.3.2	The M and B Group’s Brands
The M and B Group’s major UK restaurant brands are:

Residential
Vintage Inns (Launched: 1994) – These are traditional food-led country pubs serving freshly cooked food and a range of high quality wines at reasonable prices. They display the individual pub name with subtle branding on menus and signage. Vintage Inns are targeted at a wide range of age groups, particularly those over 40.

Harvester (Established: 1978 – Acquired: 1995) – Harvesters are pub-restaurants in suburban roadside locations, principally targeting families. They offer a “country” setting and are well known for Spit Roast Chicken, Smoked Ribs and Salad Cart. The offer is currently being evolved to reflect the changes in consumer demand away from the traditional service style offer to a more informal offer highlighting the freshly prepared food made from seasonal ingredients.

Toby Carvery (Established: 1973 – Relaunched: 1998) – Toby Carvery is the leading brand in the UK carvery sector (in terms of number of sites and sales) and aims to offer a ‘good value’ varied menu of roasts and other traditional dishes. The sites are generally in suburban roadside locations and are aimed at a wide range of age groups and Sunday lunch diners.

City / Town Centre
All Bar One (Launched: 1994) – Classic cosmopolitan bars serving food and drink in a clean, bright contemporary environment, positioned in city centre locations (primarily in London). Recently the M and B Group has enhanced the snack and food offers available, introduced table service and extended the range of good quality wines on sale. All Bar One’s target audience consists of metropolitan professionals (especially women). The brand won the Retailers’ Retailer of the Year award for best concept in 1999 and a trial site has also been opened in Cologne, Germany.

Browns (Established: 1973 – Acquired: 1997) – The M and B Group acquired the Browns chain of seven restaurants in 1997. Browns restaurants are located in city centres around the UK and aim to offer casual, elegant, brasserie dining all day, often in landmark architectural buildings. The target audience consists of metropolitan professionals and tourists.

Other brands
In addition to the M and B Group’s major UK brands set out above, the Restaurant Division also includes Innkeeper’s Fayre, a family dining pub-restaurant with children’s play dens.

Accommodation
The M and B Group has approximately 100 sites which offer accommodation above or adjacent to the pub-restaurant or pub, with over 3,000 rooms generating £35 million of accommodation revenue in the financial year 2002, as well as driving additional food and beverage trade in the associated pub-restaurant. In 87 of these sites the accommodation offer is branded as either Express by Holiday Inn or Innkeeper’s Lodge.

Express by Holiday Inn (First franchise operated 1996) – These are modern purpose built mid-scale limited service hotels, operated on an arm’s-length franchise agreement with the InterContinental Group. The M and B Group is the major ‘Express by Holiday Inn’ franchisee in the UK.

Innkeeper’s Lodge (Launched: 2001) – Innkeeper’s Lodges are typically smaller than Express by Holiday Inn sites and offer informal value rooms above or adjacent to pub- restaurants such as Toby Carvery and Vintage Inns.

6.3.3	Unbranded Pub-Restaurants
There are currently 97 unbranded pub-restaurants, all of which are in residential areas. These include individual pub-restaurants and pipeline sites for conversion to the M and B Group’s brands.

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6.3.4	Germany
The M and B Group acquired the Alex business in 1998 (as an initial trial in transferring its branded chain licensed retail expertise to Germany, the market most similar to the UK in terms of the drinking out sector) and has since expanded to 40 managed sites. There are also six franchised sites. In addition, there is now one All Bar One site in Cologne. All the operations in Germany are conducted through the M and B Group’s German subsidiary, Six Continents Retail Germany GmbH. Performance and hence returns have been lower than expected, primarily as a result of poor economic conditions in Germany, exacerbated by fixed property costs. The M and B Group will not consider further expansion of Alex and All Bar One in Germany unless and until German economic conditions improve; however, the Directors believe that the M and B Group’s business should benefit from any future upturn in Germany.

Alex (Acquired: 1998) – Alex is the leading branded licensed retail chain in Germany (in terms of sales and number of sites). The city centre bars and brasseries offer all day menus and drinking. Alex sites are aimed towards shoppers and office workers during the day and 18-35 year olds in the evening.

6.4	Marketing
The M and B Group operates a portfolio of brands and formats, each of which has a distinct customer, service offer, product range and price point. The major marketing activities to drive sales, therefore, focus on:

•	maintaining the relevance of brands and formats through the evolution of the range of drinks, menus, pricing activity, design and service innovation;

•	promoting brands and formats through national and local advertising (e.g. Hollywood Bowl by radio), promotions (e.g. wine festivals at Ember Inns) and public relations;

•	developing new formats to serve new audiences and demand patterns. The M and B Group applies a rigorous brand management structure to its business allied to an investment in consumer insight; and

•	developing controlled specific promotional and pricing initiatives targeting the most price-sensitive brands, products and occasions which are expected to result in, the M and B Group re-investing around one per cent. of gross margin in the second half of the financial year 2003.

6.5	Acquisitions, Disposals and Capital Expenditure
During the past three years, the M and B Group has:

•	acquired in 2000, 550 former Allied Domecq sites from Punch (ADR Joint Venture Company) Limited for a consideration of £179 million in cash (excluding costs) and the issue of 79 million new Six Continents Shares (equivalent to a total consideration of £945 million);

•	sold an estate of 988 smaller unbranded sites, with limited growth potential as managed pubs, to Nomura in 2001 for £625 million; and

•	invested net capital expenditure of £204 million, £288 million and £227 million, respectively, in 2000, 2001 and 2002. Of this, £34 million in 2000, £102 million in 2001 and £55 million in 2002 has been spent on developing approximately 400 of the former Allied Domecq managed pubs into the M and B Group’s existing brands and formats.

The M and B Group’s overall post-tax cash return on cash capital employed on the former Allied Domecq sites is 7.3 per cent. (including disruption from closure during conversion and the decline in profits of those sites yet to be developed). Whilst this return is lower than the level anticipated at the time of the acquisition, it is still above the M and B Group’s expected weighted average cost of capital, as estimated by the Directors. On those former Allied Domecq sites which have been converted and open for a full year, the post-tax cash return on cash capital employed is 8.6 per cent.

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7.     Geographical Analysis

The M and B Group is well diversified geographically throughout the UK and covers England, Wales, Scotland and Northern Ireland.

An approximate breakdown of the M and B Group’s sales (as a percentage of total sales) based on regional sales figures in the financial year 2002 is set out below1:

%

Greater London	21
South East	20
West Midlands	16
Yorkshire & Humberside	10
North West	8
Scotland	5
South West	5
East Midlands	4
Northern	4
Wales	4
East Anglia	1

Total UK	98
Germany	2

TOTAL	100

1	In the financial year 2002, sales in Northern Ireland accounted for approximately 0.1 per cent of total sales

Historically, the M and B Group was heavily concentrated in the main UK industrial areas of the North and Midlands. However, following a number of disposals and the acquisition of 550 former Allied Domecq sites in 1999 to reposition the estate, the Directors believe that it now has a much more balanced presence across the UK.

The German business comprises the Alex brand and one All Bar One site (which opened in Cologne in the financial year 2002), and represents around two per cent. of the M and B Group’s sales for the financial year 2002. Alex sites are located in many of the major cities in Germany.

8.     Key Competitors
The M and B Group’s pubs and restaurants compete in a market that has been undergoing significant structural changes in recent years. Some brewers have exited from brewing activities altogether and sold off their leased and smaller managed pubs to focus on high margin branded assets or other interests, allowing new pub retailing companies to enter the market. In addition, financially leveraged companies have become more common in pub ownership; around 30 per cent. of pubs are now owned by financial institutions or highly leveraged companies, compared with only two per cent. in 1997.

Following this industry restructuring and consolidation, the M and B Group’s key competitors (in the eating out and drinking out market) in the UK now include:

•	operators of managed sites, including Whitbread PLC (with brands such as Brewers Fayre, Beefeater and Travel Inn), Scottish & Newcastle plc (with brands such as Chef & Brewer and Premier Lodge), and JD Wetherspoon Plc (as well as other operators set out in the table below);

•	lessees/tenants of leased pub estates, including those owned by Enterprise Inns plc, Coinmajor Limited (trading as Unique and Voyager), Punch Taverns PLC and Pubmistress Limited;

•	smaller multiple and single pub operators, and independently owned freehouses, clubs, nightclubs, wine bars, restaurants, entertainment centres and other providers of leisure facilities; and

•	independently operated, single or multiple owned restaurants as well as branded restaurant chains (e.g. Pizza Express, ASK and City Centre).

The M and B Group’s pubs, bars and restaurants also compete with home-based entertainment and the trend towards drinking at home.

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As at 30 September 2002, the M and B Group accounted for only three per cent. of the UK managed pub/bar industry by number of sites but it had an estimated market share of over nine per cent. by sales. The table below sets out the market share of the leading managed pub operators in the UK in terms of sites and sales:

Operator	Number of managed sites[1]		Sales from UK managed sites[2] £ million

Mitchells & Butlers PLC	2,042	[3]	1,443	[3]
Scottish & Newcastle plc	1,492		989
JD Wetherspoon Plc	627		601
Whitbread PLC	624		576
Spirit Group Limited	1,032		463
Laurel Pub Holdings Ltd.	606		N/A
Luminar plc[4]	304		360
Greene King plc	585		307
Wolverhampton & Dudley Breweries PLC	488		278
Yates Group PLC	144		158
SFI Group plc	186		144
Regent Inns plc	80		86

1	Source: From individual company announcements

2	Ongoing managed pub turnover for last reported full financial year

3	Excludes the M and B Group’s German operations, its leased sites and SATs

4	Includes 163 nightclub sites

9.     Standard Commercial Property Developments Ltd (SCPD)

The other M and B Group activity is property development which as at 30 September 2002 represented 0.4 per cent. of the M and B Group’s turnover. In the financial year 2002, SCPD generated operating profit of £1 million on revenues of £6 million.

SCPD develops and sells land and properties in the UK on a limited scale. It has an existing development stock with a book value of around £20 million, including ex-brewery land, depots and former leisure retail sites. In addition, SCPD aims to pursue attractive opportunities that may arise to redevelop a small number of the M and B Group’s sites.

10.     Key Supply Partners

The Directors envisage that a core group of 30 suppliers will provide the majority of the M and B Group’s goods and services. The M and B Group has already established strategic alliances with six of its largest suppliers of goods for resale: Coors Brewers Limited (Coors); Diageo plc (Guinness and United Distillers and Vintners Ltd); Brake Bros Ltd; Carlsberg-Tetley Brewing Limited; King UK Limited and Britvic. Despite the relatively low number of suppliers, no one food or drink or leisure supplier to the M and B Group represents more than 15 per cent. of the total value of goods supplied.

The M and B Group is also contractually bound to use certain suppliers: as a consequence of the disposal of Six Continents’ former brewing business to Interbrew UK Holdings Limited (and Interbrew’s subsequent part disposal to Coors), the M and B Group entered into a Beer Supply Agreement in 2000 to purchase a minimum amount of certain specified products for a term of five years from that date. Coors’ brands now represent approximately 37 per cent. of the M and B Group’s alcoholic drink purchases. In addition, as part of the acquisition of the 550 former Allied Domecq sites, the M and B Group is contractually bound to purchase a fixed minimum volume of Carlsberg-Tetley products until 12 December 2007 (which in the financial year 2002, represented eight per cent. of the M and B Group’s alcoholic drink purchases). On 7 February 2003, the M and B Group extended its long-term supply agreement with Britvic SDL for a five year period (further details of which are included in Section 3.3 of Part IV).

11.     Regulatory Environment

The sale of alcohol in the UK is a highly regulated industry governed by the licensing system. Licensing covers most premises where alcohol is sold, such as pubs, off-licences, restaurants and supermarkets.

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11.1     Legislation – licensing reform

The retail sale of alcohol in the UK is currently governed by a licensing system set out in the Licensing Act 1964. Pubs – known as “on-trade” business – generally require a full on- licence in order to sell alcohol on the premises. The licence is generally held by the manager or landlord. That person has to satisfy the licensing authorities that, amongst other things, he/ she is a fit and proper individual to hold such a licence.

Other types of licence which may be required in the “on-trade” include gaming machine permits in respect of installing and operating AWP machines, “supper hours” certificates to extend the permitted hours for selling alcohol by one hour (where the sale of alcohol is ancillary to a substantial meal) and entertainments licences for dancing and certain live performances.

On-licences must currently be renewed every three years and may be revoked at any time for serious cause, including violation by the manager or landlord or his/her employees of any law or regulation, such as those regulating the minimum age of patron or employees, advertising and inventory control.

On 15 November 2002, the Government presented a new licensing bill to Parliament. The key changes being considered are:

•	the transfer of the management and the licensing system from local magistrates courts to local authorities, i.e. from the legal system to the local government system. However, licence holders will retain the right of appeal to the magistrates court. In theory, this change should have little impact on the basic structure of pub licensing, but in practice this change means that any new pub, as well as all existing pubs, will have to submit details of its operating plan and will now face greater scrutiny from police and local residents;

•	greater flexibility with respect to pub opening hours and it is likely that the current stringent limits on late-night trading will be relaxed. While longer opening hours will undoubtedly have cost implications, the Directors believe that this change may benefit pubs where there is a demand for later hours drinking; and

•	a dual system of longer-term premises licences and personal licences.

The Bill proposing these changes has yet to pass through both the Houses of Parliament and much of the detail including the fee levels for premises or personal licences has still to be drafted. Furthermore, national guidance from the Secretary of State will determine much of the practical implications of the new legislation. Royal Assent is only expected in July 2003 with expected implementation by Spring 2004 to coincide with the existing triennial renewal period.

11.2     Gaming Regulations

In the financial year 2002, AWPs represented around three per cent. of the M and B Group’s turnover. The Gaming Act 1968, along with subsequent legislation, is the key source of current gaming and amusement machine legislation which impacts on the M and B Group.

Under this legislation, liquor licensed premises are allowed to deploy AWPs with the permission of local licensing magistrates. The current maximum level of stake and prize for a single game is 30p and £25 respectively. Proposed changes to the current gambling legislation are under consideration by the Government which include making play by under 18 year olds illegal (although the M and B Group already abides by a voluntary code to this effect) and passing the control of the number of AWPs from licensing magistrates to local authorities. The other areas of change relate to categories of machines permitted in casinos, licensed betting offices, bingo amusement arcades, family entertainment centres and motorway service stations.

Under the proposed legislation, it is intended that existing licensed premises will be allowed to retain their current number of AWPs. New licensed premises are likely to be entitled to two AWPs, (currently pubs do not have an automatic right to any AWPs) with discretion for local authorities to increase such entitlement, based on national guidance that is currently being considered by the Government in consultation with the pub industry. In addition, following lobbying by the pub and gambling industries and irrespective of any new overarching gambling legislation, reviews aimed at increasing the maximum levels of stakes and prizes will continue. The industry is seeking a maximum level of stake and prize for a single game of 50p and £50 respectively, in January 2005. Furthermore, payment method deregulation is

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expected within the next 18 months that will allow AWPs to accept notes for play; at present only coins or tokens can be used.

The Directors believe that the new legislation may result in increased competition in gaming but also increase the appeal of gaming in pubs (through payment deregulation and the number of machines on licensed premises). The Directors believe that, on balance, the ultimate effect will probably be at least neutral on the M and B Group but will keep the proposed gaming legislation under close review.

11.3     Drink Driving

The European Commission has recommended that all countries in the EU adopt the same drink and drive limit of 0.5mg/ml blood alcohol concentration. A lower level of 0.2mg/ml would be adopted for younger and inexperienced drivers. It is not known when the EU directive will come into force. The current legal limit in the UK is 0.8mg/ml and as car drivers and passengers account for 40 per cent. of pub visits, this legislation could affect trading in the M and B Group’s rural and suburban pub and restaurant sites.

11.4     Employment Legislation

The Working Time Regulations (the Regulations) came into effect on 1 October 1998 and control the hours employees are legally allowed to work. Under the legislation, workers may only be required to work a 48 hour week (although they can choose to opt out and work longer if they wish). The Regulations also lay down rights and protections in areas such as minimum rest time, days off and paid leave. Many of the M and B Group’s employees are covered by the Regulations and most of its licensed house managers have signed voluntary “opt outs” which allows them to work longer than the 48 hour week. The retention of the opt out and the guidance as to who is covered by the Regulations is expected to be under review in 2003.

In addition, under the Equal Treatment Directive, part-time employees can claim the same rights as full-time employees.

Staff costs have increased in both pubs and restaurants following the introduction of the National Minimum Wage of £3.60 per hour in 1999 which increased to £3.70 in 2000, to £4.10 in 2001 and to £4.20 in 2002. Historically, the M and B Group has managed to partly offset increases in National Minimum Wage costs against increased labour productivity (i.e. through training, larger sites and efficient staff rostering). The M and B Group’s sales per staff hour have increased by some 14 per cent. during the past four years. (See also Part V for further information on regulatory employment costs).

11.5     Food Regulation Standards

Regulations covering food hygiene have raised standards in the food retailing industry. The regulations have had their greatest effect on smaller, independent restaurant outlets that had to incur additional costs to comply with the new standards. The Directors believe that all of the M and B Group’s sites should comply with current Food Regulation Standards as a result of rigorous training, detailed manuals and regular independent environmental health audits.

11.6     EC Noise Directive

The Physical Agents Directive 2001 (the Directive) is currently under discussion in the retail industry relating to the regulation of noise in the workplace; the current UK noise limit for workplaces is 90 decibels but if the Directive were to come into effect that limit would be reduced to 85 decibels, representing a significant change. The M and B Group’s sites, especially those which play loud music and have other live entertainment, could be affected by this proposed change in the law. The European Parliament has recently agreed that the industry in the UK should agree a code of conduct as to how the Directive is to be implemented in the UK. It is expected that the Government will need to put regulations in place in relation to this Directive within the next five years.

In the meantime, the Senior Management Team will put in place a proactive policy on noise levels for the M and B Group, in the light of the proposed Directive.

11.7     Legislation relating to smoking

There has been a recent governmental consultation exercise on smoking in public places which may lead to the introduction of regulations controlling smoking in public. Any such regulations may have the effect

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of discouraging smokers from using pubs and restaurants which may have an adverse effect on the M and B Group’s operations.

There is currently a charter on smoking in public places such as restaurants and pubs, which has been agreed between the Department of Health and leading hospitality industry groups. This charter, though not law, is supported by the Government who asked the licensed leisure industry to ensure that 50 per cent. of licensed premises were compliant with it by December 2002, and that 35 per cent. of those have either ‘no smoking’ areas or adequate mechanical ventilation.

The M and B Group is in compliance with the Government’s request in respect of the charter. As part of its support for the charter, it is taking steps to ensure that:

•	investment schemes include requirements regarding charter compliance;

•	all new sites will be signed up to the charter; and

•	management training courses will cover the principles of the charter.

The M and B Group has also recently introduced in part of its estate a ‘no smoking’ rule at the bar in order to further improve the environment for its employees and customers. This is currently being rolled out at Ember, Vintage Inns and Harvester sites and the intention is to roll out this policy to the rest of its estate.

12.     Environmental Policy

The M and B Group is committed to a policy that all its operating companies have a responsibility to act in a way that respects the environment in which they operate. It takes regular account of environmental matters and seeks to embed good practice into its business strategies and operations. At present, the M and B Group benchmarks externally with initiatives such as the Business in the Environment index and the FTSE4Good, so that it can measure achievements, identify shortcomings and take appropriate corrective action.

13.     Service Marks

The M and B Group owns a substantial number of registered service marks covering various aspects of its brands. The Directors believe that its significant service marks are protected in all material respects in the markets in which it currently operates.

14.     Directors and Executive Management

14.1     Directors

The Directors and Non-Executive Directors of M and B upon Admission will comprise the following:

          Roger Carr – Non-Executive Chairman

Roger Carr, age 56, will be the non-executive Chairman of M and B. He is currently the senior non-executive director of Six Continents but will resign from Six Continents on completion of the M and B Group Transfer.

Roger was appointed executive Chairman of Chubb PLC in November 2000 as a result of a demerger of Williams Holdings PLC, where he had been Chief Executive since 1994. He resigned from Chubb on 16 December 2002. He was the Chairman of Thames Water plc until the sale of that company to RWE was completed in November 2000. He is the non- executive deputy Chairman of Cadbury Schweppes PLC and non-executive director of Centrica PLC. He is also a senior adviser to Kohlberg Kravis Roberts Co. Ltd. and a member of the Industrial Development Advisory Board.

         Tim Clarke – Chief Executive

Tim Clarke, age 45, will be the Chief Executive of M and B. He became Chief Executive of Six Continents on 1 October 2000 but will resign from Six Continents on completion of the M and B Group Transfer. He joined Six Continents (then Bass) in 1990 and became Director of Strategy in 1991. In 1992, he was appointed Managing Director of Hotels Europe, Middle East and Africa, and subsequently became Chief Executive of the M and B Group in 1995. He was appointed to the Board of Six Continents in 1996. He is also a non-executive director of Debenhams plc and was previously a partner at Panmure Gordon & Co. He was Chairman of the British Beer and Pubs Association (for the year 2002).

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          Karim Naffah – Finance Director

Karim Naffah, age 39, will be the Finance Director of M and B.

Karim joined Six Continents in 1991 as Strategic Planning Manager, became its Director of Strategic Planning in 1992 and, in 1998, he assumed additional responsibilities for IT and property. In 2000, he was appointed to the Strategic Business Committee and became Strategy Director for Six Continents.

He has been a member of the executive management committees of both Hotels and the M and B Group and has been instrumental in the repositioning of both businesses. Karim is also responsible for SCPD.

Previously Karim was employed by Bain & Company where he worked as a strategy consultant.

         Mike Bramley – Managing Director, Pubs & Bars

Mike Bramley, age 51, will be M and B’s Managing Director of the Pubs and Bars Division. He became Managing Director of the Pubs and Bars division in September 2002. In over 20 years with Six Continents, he has worked in a variety of roles for Bass Mitchells & Butlers Limited (including as Regional Commercial Director) in the Midlands, then as Distribution Director (Midlands and Wales) and subsequently as Sales Managing Director (Midlands and North) of Bass Brewers.

In 1995, he was appointed Commercial Director of Bass Taverns Limited and in 1998 became HR and Commercial Director of Bass Leisure Retail (subsequently Six Continents Retail Limited). Mike is a director of the British Beer and Pubs Association.

          Tony Hughes – Managing Director, Restaurants

Tony Hughes, age 54, will be M and B’s Managing Director of the Restaurants Division. He joined Six Continents in 1995 as Operations Director and was appointed as the Managing Director of the Restaurants Division in 2000 with responsibility for all aspects of Restaurants Division performance.

He has won two of the leisure industry’s prestigious awards in recent years. In 2001, he received the Pub Industry Award, ‘Catey’, by Caterer & Hotelkeeper magazine and, in 2002, was voted Retailers’ Retailer Individual of the Year by the pub and restaurant industry’s senior managers.

Before joining Six Continents, Tony was previously Director of Service Quality at B&Q, part of the Kingfisher group. He previously held senior management positions at J. A. Devenish Limited and Whitbread PLC where his roles included Operations Director of Beefeater and Managing Director of TGI Fridays. Tony is a trustee of the British Institute of Innkeeping.

         George Fairweather – Non-Executive Director

George Fairweather, age 45, will be a Non-Executive Director of M and B. George is currently Group Finance Director of Alliance UniChem Plc, a European wholesaler and retailer of pharmaceutical and healthcare products.

Prior to joining Alliance UniChem in April 2002, George was for five years Group Finance Director of Elementis plc (formerly Harrisons & Crosfield plc), an international specialty chemicals group and former conglomerate. Before that George was Group Finance Director at Dawson International PLC, the Scottish based cashmere textiles group, and spent his earlier career with Dixons Group plc in various senior roles both in the UK and US and with Procter & Gamble.

         Sara Weller – Non-Executive Director

Sara Weller, age 41, will be a Non-Executive Director of M and B. Sara is currently Deputy Managing Director of J Sainsbury plc, responsible for UK strategy, overall brand and format marketing, and customer management in the supermarket’s stores, e-channels and customer businesses such as Sainsbury’s To You and Sainsbury’s One (a new business in mobile technology). She is also responsible for Human Resources and Sainsbury’s Bank.

Sara joined J Sainsbury plc after three years as Retail & Products Director at Abbey National plc. Prior to this, she spent 13 years at Mars Confectionery where she started as a graduate trainee, working through a wide range of roles in sales, personnel management and marketing, eventually reaching the level of European Franchise Manager.

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Sara is a member of the Government’s Advisory Committee on Advertising.

14.2     Additional Non-Executive Directors

M and B is currently in discussion with a number of candidates and it is its intention to appoint one additional Non-Executive Director once the selection process has concluded. The balance and skill requirements of the Board will be assessed in the first few months following the Separation with a view to appointing a further Non-Executive Director in compliance with the Higgs Report recommendation that 50 per cent. of the Board should be Non-Executive Directors.

14.3     Executive Management

The following executive management together with the executive Directors will have responsibility for reviewing the M and B Group’s strategy and policy and for monitoring their implementation:

          John Butterfield, Strategy Director

John Butterfield, age 38, will be the M and B Group’s Strategy Director. John joined Six Continents in February 1999 and transferred to the M and B Group in May 2000 to take up the position of Director of Strategic Planning for the M and B Group. John was previously employed by Bain & Company (management consulting) and Standard Chartered/West LB (investment banking).

          Bronagh Kennedy, HR Director and General Counsel

Bronagh Kennedy, age 39, will be the M and B Group’s Company Secretary, HR Director and General Counsel. She is a qualified solicitor and joined the M and B Group in April 1995. She became the M and B Group’s Director of Legal Affairs in 2000. In 2002, she was appointed the M and B Group’s HR Director and General Counsel. Previously, Bronagh was employed with Allen & Overy.

          Adam Martin, Marketing Director

Adam Martin, age 39, will be the M and B Group’s Marketing Director. He joined the Six Continents Group in 1996 and became Marketing Director of the M and B Group in 1999 with responsibility for all aspects of marketing and promotion. Adam was previously employed at Gemini Consulting and Cadbury Limited.

          Richard Pratt, Commercial Director

Richard Pratt, age 47, will be the M and B Group’s Commercial Director for Supply Chain, Electronic Leisure and Pub Food Development. He joined the M and B Group in 1994 in the position of Catering Retail Director. Richard previously worked for Diageo plc (formerly Grand Metropolitan plc).

          Bill Scobie, Deputy Finance Director

Bill Scobie, age 54, will be the M and B Group’s Deputy Finance Director. He joined the Six Continents Group in 1973 as a trainee accountant. Bill has held various senior financial positions within a number of divisions within Six Continents. In 1988, Bill was made Commercial Director for Bass UK and has been Finance Director for the M and B Group since 1989. Bill is a qualified chartered accountant.

          Alison Wheaton, Portfolio Director

Alison Wheaton, age 39, will be the M and B Group’s Portfolio Director. Alison joined the M and B Group in 1997 as Director of Strategic Planning, then became Operations Director for London and Venues and was appointed to the M and B Group as Portfolio Director with responsibility for Estates, Acquisitions, Construction and Portfolio Planning in 2002. Alison was previously employed with Pepsi Cola, Lever Brothers and Morgan Stanley.

15.     Corporate Governance

Following Separation, the Board will observe the requirements of the principles of good governance and code of best practice appended to the Listing Rules, the Combined Code. It will also monitor new developments in the UK, Europe and the US in order to maintain continuing compliance with best practice international corporate governance standards.

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The Board will have responsibility for the M and B Group’s strategic and financial policies and day-to-day management and will meet regularly. All the Directors will have access to the advice and services of the Company Secretary and will be able to gain access to external independent advice should they wish to do so.

An appropriate balance of executive and non-executive members of the Board will be maintained and the Board will be supplied with regular and timely information concerning the activities of the M and B Group in order to enable it to exercise its responsibilities and control functions in a proper and effective manner.

The Directors intend that following Separation, the M and B Group will maintain an active investor relations programme.

15.1     Board committees and Executive Management Committee

In accordance with best practice for corporate governance, the Directors intend formally to establish and constitute the following committees in order to carry out work on behalf of the Board: an audit committee; a remuneration committee; a nominations committee (which will comprise Directors and Non-Executive directors); and an executive management committee.

          (i)      Audit Committee

The audit committee will be chaired by George Fairweather and it will meet at least three times a year. The committee will assist the board in observing its responsibility for ensuring that the M and B Group’s financial systems provide accurate and up-to-date information on its financial position and that M and B’s published financial statements represent a true and fair reflection of this position. It will also assist the Board in ensuring that appropriate accounting policies, internal financial controls, risk management and compliance procedures are in place. The auditors will attend its meetings, as will the Finance Director and the Head of M and B Group Assurance, who will have direct access to the chairman of the committee.

          (ii)     Remuneration Committee

The remuneration committee will be chaired by Sara Weller and is likely to meet, on average, five times a year. The HR Director will have direct access to the chairman of the committee. The remuneration committee will advise the Board on overall remuneration policy as well as succession planning, management and development. The committee will also determine, on behalf of the Board, and with the benefit of advice from external consultants and the HR Director, the remuneration packages of the Executive Directors. The remuneration of the Non-Executive Directors will be determined by the Board.

          (iii)    Nominations Committee

The nominations committee will be chaired by an appropriate Non-Executive Director, and its other members will be another Non-Executive Director and an Executive Director. This committee will carry out the selection process for the appointment of executive and Non-Executive Directors to the Board and propose names for approval by the full Board. The Chairman will not have a casting vote.

         (iv)     Executive Management Committee

The executive management committee, chaired by the Chief Executive of M and B, will consist of the Executive Directors and the executive management. It will meet at least every four weeks. Its role will be to consider and manage the important strategic and business issues facing the M and B Group, and it will be authorised to approve capital and revenue investment within levels agreed by the Board.

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PART III

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

For the periods under review, the M and B Group did not constitute a separate legal entity but instead its businesses comprised part of the existing Six Continents Group. However, the M and B Group’s combined financial statements have been prepared as though it had existed as a stand-alone group throughout the period. While the M and B Group believes that the financial information set out in its combined financial information is an appropriate presentation, this financial information is not necessarily indicative of the financial results that might have occurred had it been an independently financed and managed public entity during the periods presented, or of its financial results that may occur in any future period. In particular, historically the M and B Group’s businesses have been funded by Six Continents. Significant changes will be made to the M and B Group’s capital structure upon Separation. See “Part VIII Unaudited Pro Forma Financial Information”. Upon completion of the Separation, the M and B Group will have a significantly higher level of debt than it had at the end of the financial year 2002, and accordingly, it expects its interest payments to increase in the financial year 2003.

The selected combined financial information below reflects the capital structure in place prior to the Separation, which was appropriate historically to Six Continents, and the capital position, interest charges and tax liabilities may not reflect what the M and B Group’s capital position, interest charges and tax liabilities would have been, had it been an independently financed and managed group during such periods, or for any future period.

OPERATING RESULTS

1.     THE FINANCIAL YEAR 2002 COMPARED WITH THE FINANCIAL YEAR 2001

1.1     The M and B Group and SCPD

          1.1.1 Trading results

Total turnover from continuing operations[1] fell by 5.2 per cent. from £1,562 million in the financial year 2001 to £1,481 million in the financial year 2002. This decline in turnover was due to the fact that the M and B Group disposed of 988 smaller unbranded outlets with limited growth potential as managed pubs to Nomura in the financial year 2001. Turnover in the M and B Group’s Ongoing Estate of £1,475 million was, however, up 5.7 per cent. on the previous financial year, with food sales up 9.8 per cent. and drink sales up 4.4 per cent. This performance reflected a strong performance in the suburban pubs and restaurants, being partially offset by difficult trading conditions in London and on the High Street. The performance in London pubs and bars was particularly impacted by the downturn in the financial services industry and the reduced number of overseas visitors to the capital.

The M and B Group’s sales per outlet increased from £13,900 per week in the financial year 2001 to just over £14,200 per week in the financial year 2002, and invested like-for-like sales were up 2.0 per cent. The number of outlets trading in excess of £20,000 per week increased from 350 in the financial year 2001 to 370 in the financial year 2002, an increase of 5.7 per cent. Despite an estimated £19 million increase in regulatory driven costs, the M and B Group was able to defend its margins through a combination of increased staff productivity, purchasing gains and price increases above inflation. As a consequence of these factors, and the effects of the poor weather during the 2002 Summer compared to the previous year, core uninvested outlets like-for-like sales were down 1.5 per cent. SCPD turnover was £6 million against £5 million in the financial year 2001.

Costs and overheads, less other income[1] were £1,192 million in the financial year 2002, compared with £1,256 million in the financial year 2001. The main reason for the reduction in costs was due to the disposal of 988 smaller outlets to Nomura. Costs and overheads, less other income in the M and B Group’s Ongoing Estate, were £1,187 million in the financial year 2002, compared with £1,122 million in the previous financial year, an increase of 5.8 per cent. A number of costs increased sharply largely as a result of changes in Government Regulations. The National

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Minimum Wage was increased from £3.70 pence per hour to £4.10 pence per hour in October 2001, which has resulted in around £9 million of incremental staff costs. There were also increases in holiday pay entitlement, energy costs, business rates and property rentals. Depreciation charges increased as a result of the M and B Group’s high level of expansion capital expenditure in recent years.

Total operating profit[1] in the financial year 2002 amounted to £289 million, compared with £306 million in the financial year 2001. Operating profit from the M and B Group’s Ongoing Estate at £288 million was up 5.1 per cent. on the financial year 2001. SCPD operating profit for the year was in line with the previous financial year at £1 million.

The non-operating exceptional loss[1] in the financial year 2002 of £2 million was due to disposal of fixed assets. The non-operating exceptional loss of £36 million in the financial year 2001 related to the disposal of 988 smaller unbranded pubs from the M and B Group’s estate and has been treated as a major exceptional item, and excluded from the calculation of adjusted earnings per share.

          1.1.2  Net Interest

Net interest payable[1] in the financial year 2002 was £43 million and included an amount of £44 million payable to the Six Continents Group net of £1 million of external interest received. In the financial year 2001, net interest payable[1] was £58 million, of which £58 million related to net interest payable to the Six Continents Group and external interest payable of £1 million, net of external interest receivable of £1 million.

External interest received in the financial year 2002 and the financial year 2001 related to cash and current asset investment balances held during the year and external interest payable in the financial year 2001 related to loan note interest.

         1.1.3   Taxation

The tax charge in the financial year 2002 represented an effective rate of 32.7 per cent. compared with 30.8 per cent. (excluding the impact of the major exceptional items) in the financial year 2001.

Excluding the effect of major exceptional items and prior year items, the tax rate in the financial year 2002 was 32.5 per cent., compared with 30.0 per cent., the rate nominally applicable in the UK. The difference arises primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

          1.1.4  Earnings

In the financial year 2002, earnings[1] totalled £164 million compared with £130 million in the financial year 2001. Earnings for 2001 included the contribution from the 988 outlets sold to Nomura in the financial year 2001. Earnings per share have been calculated by dividing earnings for the financial year by the number of Ordinary Shares estimated to be outstanding following the M and B Share Consolidation and are therefore not indicative of the M and B Group’s earnings per share following Separation. Basic earnings per share was 22.3 pence, compared to 17.7 pence in the financial year 2001. After eliminating the effect of the major exceptional item in the financial year 2001, the adjusted earnings per share was 22.3 pence in the financial year 2002 compared to 23.6 pence in the financial year 2001. Diluted earnings per share which reflect the number of options estimated to be outstanding on Separation was 22.3 pence in the financial year 2002 compared to 17.7 pence in the financial year 2001.

          1.1.5  Cash Flow and Capital Expenditure

M and B Group operating cash inflow[1] of £145 million was £89 million higher than in the financial year 2001. This increase was due to the reduced level of net capital expenditure for the M and B Group’s continuing operations[1], which reduced to £226 million from the prior year of £288 million. During the financial year 2002, the M and B Group spent £163 million (in the financial year 2001, £224 million) on outlet acquisitions, conversions and expansion, which

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included £55 million (in the financial year 2001, £102 million) on the conversion of the former Allied Domecq pubs to the M and B Group brands and formats.

M and B Group net debt[1] at the end of the period amounted to £817 million, resulting in a balance sheet gearing ratio of 34 per cent.

1.2     The M and B Group

          1.2.1 Trading Results

As at 30 September 2002, the M and B Group’s high quality estate consisted of 2,105 outlets of which 2,083 were managed. Of these, 1,167 were branded outlets, with 1,126 outlets across residential and city centre locations throughout the United Kingdom and 41 sites in Germany. The M and B Group continued its programme of converting outlets to brands and formats and, in the financial year 2002, 198 conversions were completed, of which 75 per cent. were converted to suburban brands and formats where the M and B Group continued to focus the majority of its development expenditure. Of the 550 former Allied Domecq sites acquired in October 1999, 401 had been converted to the M and B Group brands and formats. The M and B Group has some 500 unbranded sites in its portfolio that are suitable for conversion to its brands and formats over the next three to four years, providing opportunity to drive returns and earnings growth.

           1.2.2 Pubs & Bars

Turnover. As at 30 September 2002, the pubs & bars estate consisted of 1,436 outlets, of which 595 were branded outlets, compared with 30 September 2001, when the estate consisted of 1,428 outlets, of which 443 were branded outlets. Turnover of £866 million grew by 4.1 per cent., with drink sales up 4.4 per cent. and food sales up 6.5 per cent. compared with 30 September 2001. Sales growth was particularly strong in the residential pub market, led by Ember Inns and Scream. Sales per outlet grew from around £11,700 per week in the financial year 2001 to just over £12,100 per week in the financial year 2002, an increase of 3.4 per cent. Trading in the city centre drink sector was weaker due to increased competition, and the performance of London pubs and bars was impacted by the economic downturn as a consequence of the downturn in the financial markets and a reduced number of overseas visitors to London. Overall, uninvested like-for-like sales were down 2.7 per cent., with branded outlets down 1.1 per cent. and unbranded outlets down 3.8 per cent.

Operating profit. Food and drink margins were held in line with the financial year 2001, but employment costs as a percentage of sales increased by 0.7 percentage points, reflecting the increased regulatory cost of employment imposed by the Government (including the UK National Minimum Wage and UK employment taxes). Operating profit of £190 million was up 1.6 per cent. on the financial year 2001.

          1.2.3 Restaurants

Turnover. As at 30 September 2002, the restaurants estate consisted of 669 outlets, of which 572 were branded outlets; compared with 30 September 2001, when the estate consisted of 639 outlets, of which 524 were branded outlets. Turnover of £609 million was up by 8.0 per cent. on last year, with drink sales up 4.7 per cent. and food sales up 10.8 per cent. compared with 30 September 2001, reflecting a strong performance in the suburban pub restaurants sector, led by Toby Carvery and Vintage Inns. Sales per outlet grew from around £18,300 per week in the financial year 2001 to just over £18,900 per week in the financial year 2002, an increase of 3.3 per cent. Invested like-for-like sales were up 2.5 per cent., however uninvested like-for-like sales were down 0.4 per cent.

Operating profit. Despite difficult trading conditions experienced in the city centre food-led outlets due to the high proportion of outlets located in London, operating profit of £98 million was 12.6 per cent. ahead of the financial year 2001.

1.3     SCPD

          1.3.1 Trading Results

Turnover. Turnover in the financial year 2002 of £6 million related to revenue from the sale of land and rental revenue of £6 million, compared with £5 million in the financial year 2001.

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Operating profit. The financial year 2002 reflected profit of £1 million arising from the sale of land and rental revenue. The financial year 2001 reflected a profit of £1 million, which primarily related to profit taken on the sale of an option to Rank Hovis for the purchase of part of the Centrum West development.

2.     THE FINANCIAL YEAR 2001 COMPARED WITH THE FINANCIAL YEAR 2000

2.1     The M and B Group and SCPD

          2.1.1 Trading Results

Total turnover from continuing operations[1] fell by 7.2 per cent. from £1,683 million in the financial year 2000 to £1,562 million in the financial year 2001. This decline in turnover was due primarily to the fact that the M and B Group sold to Nomura 988 smaller unbranded outlets with limited growth potential as managed pubs in the financial year 2001. Turnover in the M and B Group’s Ongoing Estate of £1,396 million was however up 4.3 per cent. on the previous financial year, with food sales up 10.1 per cent. and drink sales up 3.1 per cent. In core uninvested outlets, like-for-like sales were down 0.8 per cent. over the previous financial year in total, but this represented year on year growth in the second half of 0.1 per cent. Branded uninvested like-for-like sales were 0.4 per cent. ahead of last year, with particularly strong performances from Ember Inns, Hollywood Bowl, Vintage Inns and All Bar One. SCPD turnover was £5 million in the financial year 2001, compared with £9 million in the financial year 2000.

Costs and overheads, less other income[1] were £1,256 million in the financial year 2001 compared with £1,396 million in the financial year 2000. However, after adjusting for the impact of the disposal of the 988 smaller outlets to Nomura, costs and overheads, less other income in the M and B Group’s Ongoing Estate in the financial year 2001 were £1,122 million compared with £1,067 million in the financial year 2000, an increase of 5.2 per cent. Staff costs increased as a result of the introduction of the National Minimum Wage and energy costs increased as a result of the climate change levy being introduced during the financial year 2001. Property rentals increased by £5 million as a result of further increases in leasehold acquisitions and the fact that leases acquired in the mid 1990’s reached their first five-year rent review cycle. Costs and overheads, less other income from discontinued operations of £61 million in the financial year 2000 related to the business of Lastbrew Limited (formerly known as Bass Beers Worldwide Limited), which was part of the disposal of Bass Brewers in August 2000.

Total operating profit[1] in the financial year 2001 amounted to £306 million, against £366 million in the financial year 2000. The M and B Group operating profit of £305 million was 11.8 per cent. down on last year, however, in the M and B Group’s Ongoing Estate, operating profit grew by 1.1 per cent. from £271 million to £274 million, although this growth was held back by the refurbishment programme. The incremental negative impact of closure and pre-opening costs resulting from the accelerated investment programme was £11 million; excluding these costs, the underlying operating profit growth was 4.9 per cent. SCPD operating profit for the year was £1 million compared with £2 million in the financial year 2000.

The non-operating exceptional loss[1] of £36 million in the year related to the disposal of 988 smaller unbranded pubs from the M and B Group’s estate. The non-operating exceptional profit[1] of £33 million in the financial year 2000 related primarily to the disposal of the business of Lastbrew Limited (formerly known as Bass Beers Worldwide Limited), which was part of the disposal of Bass Brewers. The non-operating exceptional loss in the financial year 2001 and the non-operating exceptional profit in the financial year 2000 have both been treated as major exceptional items for the purpose of calculating adjusted earnings per share.

          2.1.2 Net Interest

Net interest payable[1] in the financial year 2001 was £58 million and included an amount of £58 million payable to Six Continents Group companies and external interest payable of £1 million net of external interest receivable of £1 million. In the financial year 2000 net interest payable[1] was £83 million, of which £83 million related to net interest payable to Six Continents Group companies and external interest payable of £2 million, net of external interest receivable of £2 million.

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External interest received in the financial year 2001 and the financial year 2000 related to cash and current asset investment balances held during the year and external interest payable in both years related to loan note interest.

          2.1.3  Taxation

Excluding the impact of the major exceptional items in both years, the tax charge in the financial year 2001 represented an effective rate of 30.8 per cent. compared with 31.4 per cent. in the financial year 2000.

Excluding the effect of major exceptional items and prior year items, the tax rate in the financial year 2001 was 31.6 per cent., compared with 30.0 per cent., the rate nominally applicable in the UK. The difference arose primarily as a result of permanent differences, mainly depreciation on assets not qualifying for tax depreciation.

          2.1.4 Earnings

In the financial year 2001, earnings[1] totalled £130 million compared with £205 million in the financial year 2000. Earnings in the financial year 2000 included a full year’s contribution from the 988 outlets sold to Nomura in February 2001. Earnings per share have been calculated by dividing earnings for the financial year by the number of Ordinary Shares estimated to be outstanding following the M and B Share Consolidation and are therefore not indicative of the M and B Group’s earnings per share following Separation. Basic earnings per share were 17.7 pence, compared with 27.9 pence in the financial year 2000. After eliminating the effect of major exceptional items in both years, the adjusted earnings per share were 23.6 pence in the financial year 2001, compared with 23.4 pence in the financial year 2000. Diluted earnings per share which reflect the number of options estimated to be outstanding on Separation were 17.7 pence in the financial year 2001 compared to 27.9 pence in the financial year 2000.

           2.1.5 Cash Flow and Capital Expenditure

M and B Group operating cash flow from continuing operations[1] was £59 million compared with £216 million in the financial year 2000. This reduction was primarily due to the significant level of net capital expenditure for the M and B Group’s continuing operations[1], which increased to £288 million in the financial year 2001 from £204 million in the financial year 2000.

In the financial year 2001, the M and B Group generated an operating cash inflow[1] of £66 million after net capital expenditure of £288 million, compared with an operating cash inflow[1] of £213 million after net capital expenditure of £204 million in the financial year 2000. In the financial year 2001, £224 million was spent on outlet acquisitions, conversions and expansion and included £102 million on conversion of the former Allied Domecq pubs to the M and B Group brands and formats.

2.2     The M and B Group

          2.2.1 Trading Results

The M and B Group continued to actively move the mix of its estate towards larger branded outlets, moving from 792 branded outlets at the end of the financial year 2000 to 967 at the end of the financial year 2001. In February 2001, the M and B Group sold 988 unbranded pubs with limited growth potential as managed pubs to Nomura. Investment in the M and B Group’s Ongoing Estate continued strongly with the opening of 36 new branded outlets and the conversion of a further 139 unbranded outlets to branded formats. Of the 550 former Allied Domecq outlets acquired in the previous the financial year, as at 30 September, 2001 a total of 263 had been converted to the M and B Group brands and formats and a further 41 refurbishments were in progress. As at 30 September 2001, the M and B Group operated a total of 2,053 managed outlets.

The continuing shift in the shape of the business away from a beer dominated pub operator was illustrated through the change in sales mix, with food sales accounting for approximately 28 per cent. of total sales compared with 23 per cent. in the financial year 2000. As a result, the overall sales per outlet increased from £10,700 per week in the financial year 2000 to £13,900 per week in the financial year 2001, a rise of 30 per cent. Over 650 outlets had sales in excess of £15,000 per

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week, compared with just over 540 outlets in the previous year. The number of outlets with sales in excess of £20,000 per week rose to over 350, compared with some 300 outlets in the financial year 2000.

           2.2.2 Pubs & Bars

Turnover. As at 30 September 2001, the pubs & bars estate consisted of 1,428 outlets, of which 443 were branded outlets, compared with the financial year 2000, when the estate consisted of 1,383 outlets, of which 285 were branded outlets. Turnover grew by 1.7 per cent. to £832 million with both drink and food sales up 2.4 per cent. Ember Inns reported a strong trading performance and Hollywood Bowl showed a particularly strong sales performance due to its differentiated market position. Sales growth on the High Street benefited from recent capital investment. Growth was lowest in the undifferentiated locals market where general trading conditions were least favourable. Sales per outlet grew from around £11,500 per week in the financial year 2000 to just over £11,700 per week in the financial year 2001, an increase of 1.7 per cent. Uninvested like-for- like sales were down 1.9 per cent., with branded outlets down 0.7 per cent. and the unbranded outlets down 2.5 per cent.

Operating profit. Operating profit of £187 million was 0.5 per cent. higher than the previous financial year, with growth being restricted by the significant impact of regulatory costs, (which included the increase to the National Minimum Wage and increased business rates).

           2.2.3 Restaurants

Turnover. As at 30 September 2001, the restaurants estate consisted of 639 outlets, of which 524 were branded outlets compared with the financial year 2000, when the estate consisted of 635 outlets, of which 507 were branded outlets. Turnover grew by 8.5 per cent. to £564 million, with drink sales up 5.1 per cent. and food sales up 12.8 per cent. This sales growth reflected a growth in the eating out market and the benefit of prior years capital investment. Vintage Inns, Harvester and Toby Carvery all produced strong sales growth. Sales per outlet grew from around £17,100 per week in the financial year 2000 to just over £18,300 per week in the financial year 2001, an increase of 7.0 per cent. Uninvested like-for-like sales were down 0.5 per cent., however branded outlet like-for-like sales were up 1.0 per cent.

Operating profit. Operating profit growth was held back by the refurbishment programme and the increase in regulatory costs. The impact of these two items meant that operating profit for the financial year 2001 of £87 million was only £2 million higher than in the financial year 2000.

2.3     SCPD

          2.3.1 Trading Results

Turnover. Turnover in the financial year 2001 of £5 million related to revenue from the sale of land and rental revenue of £5 million, compared with £9 million in the financial year 2000.

Operating profit. The financial year 2001 reflected profit from SCPD of £1 million arising from the sale of land and rental revenue. The financial year 2000 reflected profit of £2 million, which primarily related to profit from sale of the Middleyard development.

2.4     Discontinued Operations

Turnover of £79 million represented the results of the operations of Lastbrew Limited for the period prior to disposal on 22 August 2000. Operating profit to that date was £18 million.

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PART IV

THE SEPARATION

1.     Summary of the Separation

The proposed Separation will result in two new listed companies, M and B and InterContinental Hotels Group PLC. InterContinental Hotels Group PLC will own the Hotels Business and M and B will own the M and B Group and SCPD. As a result of the Separation, each Six Continents Shareholder will, in place of every 59 Six Continents Shares owned by them, receive 50 InterContinental Shares, 50 Ordinary Shares and, for every Six Continents Share held, 81 pence in cash.

It is proposed that the Separation will be implemented in several steps as follows:

1.1	First, the Reorganisation. This will result in a new holding company (M and B) being placed on top of Six Continents. Shareholders will receive one Ordinary Share and 81 pence in cash in respect of every Six Continents Share held by them at the Scheme Record Time.

1.2	Next, Six Continents will transfer the M and B Group and SCPD to M and B (the M and B Group Transfer). The result of this part of the Separation is that the M and B Group and SCPD will become owned by M and B directly rather than by Six Continents. The terms of this are covered in the M and B Group Transfer SPA referred to in Section 2.1 below.

1.3	This will be followed by a consolidation of the Ordinary Shares, i.e. a reduction in the number of Ordinary Shares on a 50 for 59 basis (the M and B Share Consolidation).

1.4	Finally, the Separation will take place. The Separation will be effected by a reduction in the capital of M and B (the M and B Reduction of Capital), which is a Court approved process. The M and B Reduction of Capital will take place as follows:

1.4.1	the capital of M and B will be reduced by reducing the nominal value of each Ordinary Share by an amount which, in aggregate, is expected to be equal to at least the market value (after the M and B Group Transfer) of all the shares of Six Continents held by M and B;

1.4.2	M and B will transfer Six Continents to InterContinental Hotels Group PLC so that InterContinental Hotels Group PLC becomes the holding company of the Hotels Business; and

1.4.3	the Six Continents Shareholders at the Separation Record Time will be allotted and issued one InterContinental Share, credited as fully paid, for each Ordinary Share held (after the M and B Share Consolidation).

The end result will be that former Six Continents Shareholders will hold 50 Ordinary Shares and 50 InterContinental Shares for every 59 Six Continents Shares and will have received 81 pence in cash for every Six Continents Share held, in either case, prior to the implementation of the Separation. It is only after all the steps have taken place that Six Continents Shareholders will receive their new share certificates and cash (or their CREST accounts will be credited if they hold their Six Continents Shares through CREST).

A more detailed description of the Separation agreements is set out in Section 2 below.

2.     Summary of main agreements relating to the Separation

2.1	Share purchase agreement to effect the M and B Group Transfer (the M and B Group Transfer SPA)

          2.1.1 Mechanics

Under the M and B Group Transfer SPA, which it is expected will be entered into between M and B and Six Continents after M and B has become the holding company of Six Continents, Six Continents will transfer at book value the whole of the issued share capital of various companies comprising the M and B Group and SCPD to M and B.

          2.1.2 Warranties and Indemnities

Under the M and B Group Transfer SPA, Six Continents will give no warranties (other than as to ownership of the shares in the companies being transferred) and will agree to give certain limited indemnities to M and B.

It is intended that these indemnities will be given to protect M and B against liabilities which the M and B Group may incur and which relate exclusively or predominantly to the Hotels Business.

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In addition, InterContinental Group will indemnify M and B in respect of 50 per cent. of certain contingent liabilities which do not relate exclusively or predominantly to either the M and B Group or the Hotels Business. These shared liabilities relate primarily to businesses which have been disposed of by Six Continents or its subsidiaries in the past and where warranties or indemnities were given to third parties.

These warranties and indemnities are not unusual for a transaction of this type.

          2.1.3 Tax

The M and B Group Transfer SPA will also contain provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of the M and B Group and the InterContinental Group relating to periods beginning before the Reorganisation is effected.

2.2     Separation agreement to effect the Separation (the Separation Agreement)

           2.2.1 Mechanics

It is anticipated that the Separation Agreement will be entered into between InterContinental Hotels Group PLC and M and B after the M and B Group Transfer. M and B will, subject to the satisfaction of certain conditions, agree to transfer on the Separation Date the whole of the issued share capital of Six Continents (which at that point will only own the Hotels Business) to InterContinental Hotels Group PLC in consideration for which InterContinental Hotels Group PLC will allot and issue InterContinental Shares to the holders of Ordinary Shares. Each Shareholder on the register of members of M and B, immediately before the transfer of the Six Continents Shares, will receive one InterContinental Share for every Ordinary Share they hold at that time. Shareholders will not be required to make any payment for the InterContinental Shares. The Separation will not affect the number of issued Ordinary Shares.

All InterContinental Shares received by Shareholders (including the ADR Depositary) in connection with the Separation will be credited as fully paid.

          2.2.2  Termination

Once executed, the Separation Agreement will terminate if (i) the sponsorship agreement (as further described in Section 10.1 of Part IX) entered into between M and B, InterContinental Hotels Group PLC, Six Continents and Schroder Salomon Smith Barney is terminated or (ii) the Separation is not effected within five weeks of the date on which the Separation Agreement is entered into (which is expected to be 13 April 2003).

         2.2.3  Warranties and Indemnities

Under the Separation Agreement, M and B will give no warranties (other than as to ownership of the shares in Six Continents as at Separation) and will agree to give certain limited indemnities to InterContinental Hotels Group PLC.

It is intended that these indemnities will be given to protect InterContinental Hotels Group PLC against liabilities which the InterContinental Group may incur but which relate exclusively or predominantly to the M and B Group or SCPD. In addition, M and B will indemnify InterContinental Hotels Group PLC in respect of 50 per cent. of certain contingent liabilities which do not relate exclusively or predominantly to the M and B Group and SCPD or the Hotels Business. These shared liabilities relate primarily to businesses which have been disposed of by Six Continents or its subsidiaries in the past and where warranties and indemnities were given to third parties.

These warranties and indemnities are not unusual for a transaction of this type.

          2.2.4  Tax

The Separation Agreement will also contain provisions relating to the allocation of tax liabilities and the conduct of the tax affairs of the M and B Group and the InterContinental Group relating to periods beginning before the Separation is effected.

3.     Relationship with the InterContinental Group

Following the Separation, M and B and InterContinental Hotels Group PLC will each operate as separate listed companies. There will be no cross-directorships between M and B and InterContinental Hotels Group PLC.

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There will, however, be certain mutually beneficial continuing arrangements between the M and B Group and the InterContinental Group following the Separation. Both the M and B Group and InterContinental Group have previously relied on each other for the provision of certain services.

3.1     Transitional Services Agreement

M and B and Six Continents will enter into a transitional services agreement prior to the Separation. In most cases, a clean break of the M and B Group and the InterContinental Group should be possible as the M and B Group has over recent years progressively moved towards satisfying its own needs for services previously provided by other parts of the Six Continents Group.

Transitional services are proposed in relation to tax, pensions and insurance administration, and other non-material matters, the majority of which are likely to be provided until the end of December 2003 at the latest. Over the period from Separation until the end of December 2003, the M and B Group will make its own arrangements for administration of the relevant services either internally, via outsourcing or through a combination of both. There is also a requirement for limited IT-related transitional services, for the period immediately following Separation, for example, to support other transitional services.

3.2     Franchise Agreement for Express by Holiday Inn

A franchise agreement on arm’s length terms has been entered into between an InterContinental Group company (the Licensor) with a M and B Group company (the Licensee), pursuant to which the Licensor grants the Licensee the right to operate Express by Holiday Inn hotels operated by the Licensee. This licence includes the rights to use the reservations and other systems of the Licensor, the trademarks and service marks and such other elements, as designated from time to time by the Licensor, designed to identify “Express by Holiday Inn” hotels. In return, the Licensee pays a royalty to the Licensor, which is a pre-determined percentage of room revenues, together with certain other fees as specified in the agreement. Each hotel has its own licence agreement which is typically for a 10 year period from the date of opening.

3.3     Britvic Supply Agreement

On 7 February 2003, the M and B Group and Britvic SDL extended the term of an existing Britvic SDL supply agreement for five years from that date. Under the agreement, the M and B Group has a minimum purchase obligation for Britvic soft drinks across its estate which is well within the M and B Group’s actual usage levels.

4.     Dealings, listing, settlement and mandates

It is expected that Admission will occur on 15 April 2003 and that dealings on the London Stock Exchange will commence in the Ordinary Shares at 8.00 a.m. London time on that date. It is expected that M and B will make a listing application for the M and B ADRs on the New York Stock Exchange and that this application will become effective and that trading of the M and B ADRs on the New York Stock Exchange will commence at 9.30 a.m. New York time on 15 April 2003.

It is expected that definitive share certificates for Ordinary Shares will be despatched to Shareholders (other than those who hold their Six Continents Shares in uncertificated form through CREST), at the holder’s own risk, by 23 April 2003. These share certificates will reflect the shareholdings as at Separation, i.e. after the M and B Share Consolidation and M and B Reduction of Capital. Pending the despatch of certificates, transfers of Ordinary Shares will be certified against the register of Ordinary Shares. No temporary documents of title will be issued. Six Continents Shareholders who hold their Six Continents Shares in uncertificated form through CREST at the Scheme Record Time are expected to have uncertificated Ordinary Shares credited to the same CREST accounts on 15 April 2003.

Ordinary Shares are expected to be eligible to be traded through the CREST system with effect from Admission. Existing dividend mandates applicable to Six Continents Shares will also apply to the Ordinary Shares, unless and until countermanded or amended by notice to the Registrars.

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PART V

RISK FACTORS

This section describes some of the risks that could materially affect the M and B Group’s businesses. The risks below are not the only ones that the M and B Group faces – some risks are not yet known to the M and B Group and some that it does not currently believe to be material could later turn out to be material. All of these risks could materially affect the M and B Group, its turnover, operating profit, earnings, net assets and liquidity and capital resources.

General Risks

The M and B Group is exposed to the risks of economic recession

The M and B Group is exposed to the risks of a recession in the UK and to a lesser extent in Germany. A recession in either market could result in lower consumer expenditure and therefore lower revenues and reduced net income, particularly in the M and B Group’s restaurant business. The M and B Group’s Alex sites in Germany have already experienced lower revenues as a result of the current economic climate in Germany. The M and B Group’s sites in London have experienced lower revenues as a result of economic downturn, from decreased activity in the financial markets and from reduced tourist visits as a result of the terrorist attacks on 11 September 2001 and the possible threat of conflict in the Middle East.

Certain changes to regulation may affect the cost base of the M and B Group

Both in the United Kingdom and in Germany, the M and B Group’s operations are subject to regulation and further changes in regulation could adversely affect results of operations, including through higher costs. More restrictive regulations could lead to increasing prices to consumers which, in turn, may adversely affect demand and therefore revenues and profitability. See further Part II, “Regulatory Environment” for additional information on the regulation to which the M and B Group is subject. In particular, some examples of the regulatory changes which may affect the M and B Group’s cost base include:

•	additional EU or UK employment legislation (in particular, the level of the National Minimum Wage, which is under annual review by the Low Pay Commission and which the Trades Union Congress is seeking to raise to between £5.00 and £5.30 in 2004, and the maximum number of hours an employee may be permitted to work and the extent to which they may voluntarily opt-out) which could further increase labour costs;

•	competition law, consumer protection and environmental law which could adversely affect the M and B Group’s operations; and

•	implementation of the Disability Discrimination Act 1998, which will require changes to certain of the M and B Group’s sites.

The M and B Group’s sites must compete with other pubs, off licences and restaurants etc.

The M and B Group’s pubs and restaurants compete for consumers with a wide variety of other branded and non-branded pubs and restaurants as well as off-licences, supermarkets and takeaways, some of which may offer higher amenity levels or lower prices and be backed by greater financial and operational resources. The M and B Group’s pubs and restaurants may not be successful in competing against any or all of these alternatives and a sustained loss of customers and/or skilled employees to other pubs or leisure activities or increased consumption at home could have a material adverse effect on its business operations and prospects.

The M and B Group’s activities are affected by a number of fiscal-related matters

The M and B Group’s activities are affected by a number of fiscal-related matters. These matters include duty on alcoholic beverages, value added tax, other business taxes and the availability of duty harmonisation to travellers between EU countries. Changes in legislation which affect all or any of these matters may adversely affect the financial performance of the M and B Group.

The M and B Group is exposed to funding risks in relation to the defined benefits under its pension schemes

The M and B Group is obliged by law to maintain a minimum funding level in relation to its ongoing obligation to provide current and future pensions for the members of its schemes who are entitled to defined benefits. In addition to this, if any scheme of the M and B Group is wound up, the M and B Group could become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to a level which

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is higher than this minimum. Also, the trustees of the M and B Group’s schemes have a wide discretion under the scheme rules to decide the contributions payable by the M and B Group, and these must be set with a view to making prudent provision for the benefits accruing under the schemes of the M and B Group.

Some of the issues which could adversely affect the funding of these defined benefits (and materially affect the M and B Group’s funding obligations) are (i) poor investment performance of pension fund investments; (ii) long life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the schemes or secured by the purchase of annuities); (iii) adverse annuity rates (which tend in particular to depend on prevailing interest rates and life expectancy) as these will make it more expensive to secure pensions with an insurance company; (iv) clarification of the law that might require guaranteed minimum pensions relating to pre-6 April 1997 service to be equalised as between men and women; and (v) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the M and B Group’s past contributions were assessed.

An additional uncertainty is that changes to the statutory requirement regarding funding are expected, and these could in some cases prove to be more onerous for employers than those described above. It should be noted (particularly in view of disappointing stock market performance in January 2003) that the schemes’ funding positions may well prove to be weaker now than as at 31 December 2002 (see Section 7.2 of Part IX) and further adverse changes are possible in the future. The financial impact for the M and B Group of a poor pensions funding position will be worsened by the fact that the schemes are to retain all past service liabilities of Six Continents not transferred to the InterContinental Group schemes as described in Section 7 of Part IX (as opposed to retaining only those liabilities which arise from past service with companies in the M and B Group).

As with many other pension schemes throughout the UK, there is the possibility of future claims being brought against the M and B Group alleging unlawful indirect sex discrimination contrary to Article 141 of the European Treaty on the grounds of the scheme’s former exclusion of part-time employees. As at the date of this document, approximately 30 claims have been made. (Should the claims which have been brought to date succeed, the M and B Group’s liability in respect of them has been estimated to be approximately £275,000.) Any further such claim would have to be brought within six months of leaving employment. The chances of success for such claims are uncertain at present owing to issues of law that are presently unresolved.

The M and B Group is reliant on the reputation of its brands

Failure to protect the M and B Group’s brands or an event which materially damaged the reputation of one or more of its brands and/or failure to sustain their appeal to its customers could have an adverse impact on subsequent revenues from that brand or to the M and B Group’s brands as a whole.

Certain changes in regulation may affect the M and B Group’s revenue

Some examples of regulatory changes which could affect the M and B Group’s revenue base could include:

•     Licensing reform

Possible licensing reform which would result in additional expense and process delays, or require re-licensing of existing licence holders or permit objections to a new site after planning consent and a provisional licence has been granted, and any delays and failures to obtain required licences or permits could negatively affect the M and B Group’s operations and in particular its ability to obtain licences for new sites in residential areas;

•     Changes to drink-driving and smoking laws

The Government has carried out consultation exercises concerning the legal blood alcohol limit for drivers and smoking in public places, to decide whether to introduce regulations controlling smoking in public, including in pubs and restaurants. If the UK Government introduces regulations which further discourage customers from driving to pubs or discourage smokers from frequenting pubs and restaurants, the M and B Group’s pubs and restaurants could suffer a reduction in turnover which could have a negative effect on its business; and

•     Changes to the gaming legislation

Changes to the gaming legislation are under consideration by the Government, including the operation of AWPs in pubs. The main areas of the current legislation that would change is that play by under 18 years olds would be illegal (although the M and B Group already complies with a voluntary code to this effect) and the control of numbers of AWPs would pass from licensing magistrates to local authorities. The other

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areas of change relate to categories of machines permitted in casinos, licensed betting offices, bingo, amusement arcades, family entertainment centres and motorway service stations which may increase the competitive threat to the M and B Group in respect of gaming. These new gaming laws could impede the M and B Group’s ability to increase income from AWPs.

The M and B Group may be adversely affected by changes in supplier dynamics and interruptions in supply or by circumstances adversely affecting business continuity

In recent years, there has been a consolidation in the brewing and distribution industry in the UK. This consolidation could have the effect of exposing the M and B Group to reliance on a limited number of suppliers, and those suppliers may be able to exert pressures on the M and B Group that could have the effect of raising the prices paid by it for goods bought or delivered, reducing margins and adversely affecting results of operations.

The M and B Group has entered into agreements with all of its key suppliers. Termination of these agreements, variation of their terms or the failure of a party to comply with its obligations under these agreements could have a material adverse effect on the operations and financial performance of the M and B Group.

The interruption or contamination of the supply of food and drink to the M and B Group’s sites or loss of a key office or part of the M and B Group’s IT infrastructure may affect its ability to trade.

Weather may adversely affect the M and B Group’s business

Attendance levels at the M and B Group’s pubs and restaurants may also be adversely affected by persistent rain or other inclement weather, especially during the summer months or over the Christmas period (which are peak trading times). This could have a negative effect on turnover generated by the M and B Group’s pubs and restaurants and, in turn, could have a negative effect on the results of the M and B Group’s operations.

The pub industry is subject to varying consumer perceptions and public attitudes

In the UK, consumption of alcoholic beverages has become the subject of considerable social and political attention in recent years due to increasing public concern over alcohol-related social problems including drink driving, underage drinking and adverse health consequences associated with the misuse of alcohol, including alcoholism. For example, from 1995 to 2000, sales of all beer (by volume) in the UK decreased by 3.6 per cent. Changes in consumer tastes in both food and drink and demographic trends over time may affect the appeal of the M and B Group’s pubs and restaurants to consumers. The M and B Group’s success will depend in part on its ability to anticipate, identify and respond to these changing conditions in the context of the life-cycle economics of the leisure industry.

Complaints or litigation from pub customers, employees and third parties may adversely affect the M and B Group

The M and B Group, or the licensed retailing industry, could be the subject of complaints or litigation from individuals or groups of pub customers and/or employees and/or class actions alleging illness or injury (e.g. passive smoking or alcohol abuse) or raising other food quality, health or operational concerns, and from other third parties in nuisance and negligence. It may also incur additional liabilities as a freehold property owner (including environmental liability). These claims may also divert the M and B Group’s financial and management resources from more beneficial uses. If the M and B Group were to be found liable in respect of any complaint or litigation, this could adversely affect the M and B Group’s results of operations, and also adversely affect its reputation or that of its brands.

The M and B Group is exposed to fluctuations in the property market

Around 16 per cent. of the M and B Group’s property is short leasehold which is subject to periodic rent reviews and renegotiation of rents when leases are renewed. The property market may develop so that rents may increase such that they affect the economic viability of one or more of such properties. Equally, a downturn in the UK property market may lead to a reduction in the M and B Group’s freehold property values over time.

Lack of acquisition opportunities for the M and B Group

As there is a finite number of existing or potential sites in good locations, the M and B Group’s strategy of acquiring suitable sites for development of new pubs and restaurants, particularly in residential areas, may be negatively impacted.

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Debt, Liquidity and Revenue Risks

The M and B Group’s indebtedness could adversely affect its financial health

The M and B Group has a significant amount of debt and may incur additional debt from time to time. The M and B Group’s indebtedness could:

•	require the M and B Group to dedicate much of its cash flow from operations to payments on indebtedness, and so reduce the availability of cash flow to fund its working capital, capital expenditures, product and service development and other general corporate purposes;

•	limit the M and B Group’s ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes;

•	increase the M and B Group’s vulnerability to adverse economic and industry conditions; or

•	limit the M and B Group’s flexibility in planning for, or reacting to, changes in its business and industry as well as the economy generally.

Also, since M and B Group’s debt upon the Separation will accrue interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase the M and B Group’s interest payment obligations. The M and B Group may enter into hedging transactions in order to manage its floating interest-rate exposure.

The M and B Group is exposed to refinancing risk in relation to its credit facilities

The M and B Group has put in place borrowing facilities to meet its expected capital resource requirements, an element of which will require refinancing within the next 24 months. If the M and B Group’s operating and financial covenants are not met, the M and B Group may lose its ability to utilise its existing facilities or to borrow money in the future or to do so on terms it considers to be favourable. Conditions in the capital markets also will affect the M and B Group’s ability to borrow funds or to raise equity financing, as well as the terms it may obtain. All of these factors could make it difficult or impossible for the M and B Group otherwise to raise capital needed to pursue its growth strategies.

The Directors cannot assure investors that the M and B Group will be able to arrange any additional financing or refinancing needed to fund its capital resource requirements on acceptable terms, or at all. As the M and B Group’s levels of debt increase, its business may not be able to generate sufficient cash flow to service its debt and/or continue its investment programme.

The M and B Group has a high proportion of fixed overheads and variable revenues

A high proportion of the M and B Group’s operating overheads and certain other costs remain constant even if its revenues drop. The expenses of owning and operating a managed pub or pub- restaurant are not significantly reduced when circumstances such as market and economic factors and competition cause a reduction in revenues. Owners of leased and tenanted estates generally have a lower risk to revenue exposure compared with the M and B Group because the tenant is obliged to pay the negotiated rent. In addition, owners of leased and tenanted estates typically have lower fixed costs at operating level and at a head office level than the M and B Group.

Accordingly, a significant decline in the M and B Group’s revenues would have a disproportionately adverse effect on its cash flow and ability to make interest and principal payments on its debt.

The M and B Group may face increased costs in insuring its businesses

The M and B Group intends to be covered under Six Continents’ existing policies until 30 September 2003. This insurance has historically been maintained at levels determined by Six Continents to be appropriate in light of the cost of cover and the risk profiles of all of its businesses. From October 2003, the M and B Group will need to put its own insurance arrangements in place. At the appropriate time the M and B Group will rely upon its existing brokers in order to assist with the process of replacing insurance from October 2003 onwards. Following the effects of the 11 September 2001 terrorist attacks on the World Trade Center in New York, companies generally are facing increased premiums for reduced cover as the insurance market hardens. Generally, the M and B Group will have to pay higher premiums or in some cases take out less, or a lower quality of, cover. This could adversely affect the M and B Group by increasing costs or increasing its exposure to certain risks.

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Market Risks

Sales of a substantial number of the Ordinary Shares or M and B ADRs after the Separation, or the prospect of such sales, could materially and adversely affect the price of these securities.

After the Separation, there may be substantial trading activity in Ordinary Shares and M and B ADRs in the public markets. This may occur because, for example, Shareholders who receive the M and B Group’s securities in the Separation do not wish to hold securities in M and B or may not be able to hold the securities as a result of their own portfolio requirements and preferences such as those relating to indexed membership or geographic exposures. A high level of trading activity may lead to volatility in the price of its securities, and significant selling pressure may adversely affect the price of its securities. Declines in the market price of the Ordinary Shares or M and B ADRs may impair M and B’s ability to raise capital through an offering of securities in the future.

Risks for US Shareholders

The price of M and B ADRs and the US dollar value of any dividends will be affected by fluctuations in the US dollar/UK pound sterling exchange rate

Fluctuations in the exchange rates between the US dollar and the UK pound sterling will affect the US dollar conversion by the ADR Depositary of any cash dividends paid in pounds sterling on the Ordinary Shares represented by the M and B ADRs, and the US dollar equivalent of the pound sterling price of the Ordinary Shares on the London Stock Exchange, which may consequently affect the market price of M and B ADRs. These fluctuations would also affect the US dollar value of the proceeds a holder of a M and B ADR would receive upon the sale in the United Kingdom of any of the M and B Group’s equity shares withdrawn from the ADR Depositary.

Shareholders and ADR holders may not be able to effect service of process in the United States upon the M and B Group and certain individuals or enforce United States court judgments against the M and B Group or some of the M and B Group’s directors and officers

The M and B Group is organised under the laws of England and Wales and all of its directors and executive officers are resident outside the United States. Additionally, substantially all of the M and B Group’s assets and assets of its directors and executive officers are located outside the United States and it has no place of business in the United States. As a result, shareholders may not be able to effect service of process in the United States against the M and B Group or the M and B Group’s directors or executive officers or enforce the judgment of a United States court against the M and B Group’s directors or executive officers in any action including those predicated upon civil liability provisions of the federal securities law of the United States, either inside or outside the United States, notwithstanding that the Bank of New York will be authorised to accept service from M and B ADR holders on the M and B Group’s behalf. Further, it may not be possible for Shareholders to bring original actions based upon US federal securities laws in the courts of England and Wales and there may be doubt as to the enforceability against the M and B Group, its Directors or its executive officers in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of United States courts, of civil liabilities predicated solely upon the laws of the United States, including federal securities laws.

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PART VI

ACCOUNTANTS’ REPORT ON THE M AND B GROUP

Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

The Directors
Mitchells & Butlers PLC
20 North Audley Street,
London
W1K 6WN

Salomon Brothers International Limited
(Trading as: Schroder Salomon Smith Barney)
Citigroup Centre
Canada Square
Canary Wharf
London
E14 5LB

17 February 2003

Dear Sirs

1.     INTRODUCTION

We report on the Combined Financial Information set out below. This Combined Financial Information has been prepared for inclusion in the Listing Particulars of Mitchells & Butlers PLC (“M and B”) dated 17 February 2003 (the “Listing Particulars”).

On 1 October 2002, the Board of Six Continents PLC (Six Continents) announced its intention to separate the M and B Group from the InterContinental Group and to return approximately £700 million of capital to Six Continents Shareholders.

The proposed Separation will result in two new listed companies, M and B and InterContinental Hotels Group PLC. InterContinental Hotels Group PLC will own the Hotels Business and M and B will own the M and B Group and SCPD.

The companies and businesses which will be owned by M and B following the proposed Separation, are collectively referred to throughout this report as the “M and B Group”. The M and B Group did not constitute a statutory sub-group within the Six Continents Group during the period under review.

Basis of preparation

The Combined Financial Information set out below represents the financial position and results of the M and B Group, respectively at and for each of the three years ended 30 September 2000, 2001 and 2002 and is based on audited non-statutory financial statements of the M and B Group for the three year period ended 30 September 2002. The Combined Financial Information has been prepared on the basis set out in note 1, (to which no adjustments were considered necessary).

Responsibility

The audited, non-statutory financial statements of the M and B Group are the responsibility of the Directors of M and B who approved their issue.

The Directors of M and B are persons responsible for the Listing Particulars dated 17 February 2003 in which this report is included.

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It is our responsibility to compile the Combined Financial Information set out in our report from the audited, non-statutory financial statements, to form an opinion on the Combined Financial Information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the audited non-statutory financial information. The evidence included that previously obtained by us relating to the audit of the non-statutory financial statements underlying the Combined Financial Information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the non-statutory financial statements underlying the Combined Financial Information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Combined Financial Information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the Combined Financial Information gives, for the purposes of the Listing Particulars dated 17 February 2003, a true and fair view of the state of affairs of the M and B Group as at 30 September 2000, 2001 and 2002 and of its profits, recognised gains and losses and cash flows for the years then ended.

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M AND B GROUP PROFIT AND LOSS ACCOUNT

		For the years ended 30 September

	Notes	2000	2001	2002
		£m	£m	£m
Turnover	4	1,762	1,562	1,481

Analysed as:
Continuing operations		1,683	1,562	1,481
Discontinued operations		79	—	—

Costs and overheads, less other income	5	(1,396)	(1,256)	(1,192)

Operating profit		366	306	289

Analysed as:
Continuing operations		348	306	289
Discontinued operations		18	—	—

Non-operating exceptional items	11	33	(36)	(2)

Analysed as:
Continuing operations:
Loss on disposal of fixed assets		—	—	(2)
Loss on disposal of operations		—	(36)	—
Discontinued operations:
Profit on disposal of operations		33	—	—

Profit on ordinary activities before interest	6	399	270	287
Interest receivable	12	3	6	2
Interest payable and similar charges	12	(86)	(64)	(45)

Profit on ordinary activities before taxation		316	212	244
Tax on profit on ordinary activities	13	(111)	(82)	(80)

Profit for the financial year	30	205	130	164

Earnings per Ordinary Share	14
Basic (pence)		27.9	17.7	22.3
Adjusted (pence)		23.4	23.6	22.3
Diluted (pence)		27.9	17.7	22.3

There are no other recognised gains or losses arising during the year other than those shown in the profit and loss account.

The interest and tax charges are not representative of the charges to be incurred by the M and B Group following the Separation.

Note of historical cost profits and losses for the M and B Group

	For the years ended 30 September

	2000	2001	2002
	£m	£m	£m
Reported profit on ordinary activities before taxation	316	212	244
Realisation of revaluation gains of previous periods	5	251	4

Historical cost profit on ordinary activities before taxation	321	463	248

Historical cost profit for the financial year	210	381	168

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M AND B GROUP BALANCE SHEET

		As at 30 September
		2000	2001	2002
	Note	£m	£m	£m
Fixed assets
Intangible assets	21	11	11	11
Tangible assets	22	3,815	3,381	3,526
Investments		1	—	—

		3,827	3,392	3,537

Current assets
Stocks	23	44	44	49
Debtors	24	74	93	78
Investments		26	2	2
Cash at bank and in hand		24	18	16

		168	157	145
Creditors: amounts falling due within one year	25
Amounts due to the InterContinental Group		(1,197)	(825)	(831)
Other		(276)	(250)	(219)

		(1,473)	(1,075)	(1,050)

Net current liabilities		(1,305)	(918)	(905)

Total assets less current liabilities		2,522	2,474	2,632

Creditors: amounts falling due after one year		—	(1)	(1)

Provisions for liabilities and charges
Deferred tax	26	(134)	(159)	(179)
Provisions for liabilities and charges	27	(17)	(13)	(14)

		(151)	(172)	(193)

Net Assets	20	2,371	2,301	2,438

Invested Capital	30	2,371	2,301	2,438

Current asset investments, cash, borrowings and amounts due to the InterContinental Group are not representative of the amounts to be reported by the M and B Group following the Separation.

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M AND B GROUP CASH FLOW STATEMENT

		For the years ended 30 September
	Notes	2000	2001	2002
		£m	£m	£m
Operating activities	15	446	344	371

Interest paid		(86)	(64)	(45)
Interest received		3	6	2

Returns on investments and servicing of finance		(83)	(58)	(43)

Taxation UK corporation tax paid		(80)	(34)	(82)

Paid:
Tangible fixed assets		(250)	(314)	(256)

Trade loans		(8)	—	—
Received:
Tangible fixed assets		45	24	30
Trade loans		5	—	—
Fixed asset investments		—	2	—

Capital expenditure and financial investment		(208)	(288)	(226)

Acquisitions	31	(25)	—	—
Disposals		65	599	—
Cash and overdrafts disposed		(1)	(1)	—

Acquisitions and disposals		39	598	—

Net cash inflow before management of liquid resources and financing		114	562	20

Management of liquid resources and financing
(Decrease)/increase in borrowings and liquid resources	19	(67)	(368)	5
Change in net investment by the InterContinental Group		(48)	(200)	(27)

Decrease in cash and overdrafts	16	(1)	(6)	(2)

The returns on investments and servicing of finance, taxation and management of liquid resources and financing cash flows shown above are affected significantly by the financing and taxation arrangements of the Six Continents Group. Accordingly, the cash flows of those items included above are not representative of those that may arise following the Separation.

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1.     BASIS OF PREPARATION

The Combined Financial Information is prepared for the 52 week period (2001: 52 weeks), (2000: 52 weeks) ending on the Saturday nearest to 30 September. The Combined Financial Information for the M and B Group combines those entities that will be part of the M and B Group following the Separation. The principal entities included within the Combined Financial Information are shown in note 37. During the three years ended 30 September 2002, the M and B Group’s operations were principally funded by share capital and balances with the InterContinental Group.

The following summarises the accounting and other principles which have been adopted in preparing the Combined Financial Information:

•	The Combined Financial Information has been prepared in accordance with the principles of merger accounting. The Combined Financial Information has therefore been prepared as if the companies, businesses and assets that will comprise the M and B Group had been part of the M and B Group throughout the three year period ended 30 September 2002 or from their date of acquisition by Six Continents or up to their date of disposal by Six Continents, as appropriate.

•	The results within the Combined Financial Information include a share of corporate head office costs and other centrally incurred costs which have historically been recharged by Six Continents to its underlying business segments. Management consider that the current level of the costs that will be incurred by the M and B Group following the Separation will be no greater than the level of these costs.

•	Net interest reflects net interest which has been earned by or charged to the M and B Group by other members of the Six Continents Group. The interest charges presented may not be representative of those that will be incurred by the M and B Group following Separation.

•	The tax charge is based on the historical tax charge reported by the relevant companies comprising the M and B Group. The companies within the M and B Group have been part of the tax arrangements of the Six Continents Group and the tax charges presented may not be representative of tax charges that would have been incurred had the M and B Group not formed part of the Six Continents Group or that which will be incurred following the Separation.

•	The total expenses (exclusive of recoverable VAT) payable in relation to the Separation and the Admission are estimated to amount to approximately £51 million which will be shared broadly equally between the M and B Group and the InterContinental Group.

•	Invested Capital represents all capital and reserves of the M and B Group companies. Following the Separation this will be replaced with share capital, reserves and external funding.

2.     ACCOUNTING POLICIES

Basis of Accounting

The Combined Financial Information has been prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and in accordance with applicable UK accounting standards.

Fixed Assets and Depreciation

I.     Goodwill

Any excess of purchase consideration for an acquired business over the fair value attributed to its separately identifiable assets and liabilities represents goodwill. Goodwill is capitalised as an intangible asset. Goodwill arising on acquisitions prior to 30 September 1998 was eliminated against invested capital. To the extent that goodwill denominated in foreign currencies continues to have value, it is translated into sterling at each balance sheet date and any movements are accounted for as set out under ‘foreign currencies’. On disposal of a business, any goodwill relating to the business and previously eliminated against invested capital, is taken into account in determining the profit or loss on disposal.

II.     Other intangible assets

On acquisition of a business, no value is attributed to other intangible assets which cannot be separately identified and reliably measured. No value is attributed to internally generated intangible assets.

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2.     ACCOUNTING POLICIES (continued)

III.     Tangible assets

Freehold and leasehold land and buildings are stated at cost, or valuation, less depreciation. All other fixed assets are stated at cost less depreciation.

When implementing FRS 15 ‘Tangible Fixed Assets’ in the year to 30 September 2000, Six Continents did not adopt a policy of revaluing properties. The transitional rules of FRS 15 were applied so that the carrying values of properties include an element resulting from previous valuations.

IV.     Revaluation

Surpluses or deficits arising from previous professional valuations of properties, realised on the disposal of an asset, are transferred from the revaluation reserve to the profit and loss account reserve within invested capital.

V.     Impairment

Any impairment arising on an income-generating unit, other than impairment which represents a consumption of economic benefits, is eliminated against any specific revaluation reserve relating to the impaired asset in that income-generating unit with any excess being charged to the profit and loss account.

VI.     Depreciation and amortisation

Goodwill and other intangible assets are amortised over their estimated useful lives, generally 20 years.

Freehold land is not depreciated.

Freehold and long leasehold properties are depreciated over 50 years from the date of acquisition. Leasehold properties are depreciated over the unexpired term of the lease when less than 50 years.

The cost of plant, machinery, fixtures, fittings, tools and equipment (owned or leased) is spread by equal instalments over the estimated useful lives of the relevant assets, namely:

Equipment in retail outlets	3-25 years
Information technology equipment	3-7 years
Vehicles	4-5 years
Plant and machinery	4-20 years

All depreciation and amortisation is charged on a straight line basis.

VII.     Investments

Fixed assets investments are stated at cost less any provision for diminution in value.

Deferred Taxation

Deferred tax assets and liabilities are recognised, subject to certain exceptions, in respect of all material timing differences between the recognition of gains and losses in the financial statements and for tax purposes. Those timing differences recognised include accelerated capital allowances and short-term timing differences. Timing differences not recognised include those relating to the revaluation of fixed assets in the absence of a commitment to sell the assets, the gain on sale of assets rolled into replacement assets and the distribution of profits from overseas companies in the absence of any commitment by the company to make the distribution.

Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Deferred tax is calculated on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Turnover

Turnover represents sales (excluding VAT and similar taxes) of goods and services provided in the normal course of business.

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2.     ACCOUNTING POLICIES (continued)

Leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Pensions

Historically, M and B Group employees have been members of the Six Continents pension plans and amounts, charged to the profit and loss account have been calculated in accordance with SSAP 24 “Accounting for pension costs”. The regular cost of providing pensions to current employees is charged to the profit and loss account over the average expected service life of those employees. Variations in regular pension costs are amortised over the average expected service life of current employees on a straight line basis. Cash amounts paid by the M and B Group in respect of pensions equate to the profit and loss account charge.

Stocks

Stocks are stated at the lower of cost and net realisable value. Work in progress is in respect of property development activities (Standard Commercial Property Developments Limited (“SCPD”)).

Foreign Currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period. Exchange differences arising from the retranslation of opening net assets (including any goodwill previously eliminated against invested capital) denominated in foreign currencies are taken directly to invested capital. All other exchange differences are taken to the profit and loss account.

3.     EXCHANGE RATES

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the year of £1 = €1.60 (2001: £1 = €1.62), (2000: £1 = €1.62) and euro denominated assets and liabilities have been translated into sterling at the rates of exchange at the balance sheet date of £1 = €1.59 (2001: £1 = €1.61), (2000: £1 = €1.66).

4.     TURNOVER

	2000	2001	2002
	£m	£m	£m
M and B Group:
Pubs & Bars	818	832	866
Restaurants	520	564	609
Inns and other [a]	336	161	—

	1,674	1,557	1,475
SCPD	9	5	6

Continuing operations	1,683	1,562	1,481
Discontinued operations [b]	79	—	—

	1,762	1,562	1,481

Predominantly all of the M and B Group’s turnover arises in the United Kingdom.

a	Relates to turnover received in respect of the 988 pubs sold to Nomura in 2001.
b	Relates to the business of Lastbrew Limited which was part of the disposal of Bass Brewers by Six Continents.

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5.     COST AND OVERHEADS, LESS OTHER INCOME

Year ended 30 September 2002:

Continuing £m
Raw materials and consumables	377
Changes in stocks of finished goods and work in progress	(5)
Staff costs (see note 7)	378
Depreciation of tangible fixed assets	86
Amortisation of goodwill	1
Hire of plant and machinery	30
Property rentals	42
Other external charges	283

1,192

Year ended 30 September 2001:

Continuing £m
Raw materials and consumables	410
Changes in stocks of finished goods and work in progress	—
Staff costs (note 7)	390
Depreciation of tangible fixed assets	84
Amortisation of goodwill	1
Hire of plant and machinery	34
Property rentals	37
Other external charges	300

1,256

Year ended 30 September 2000:

	Continuing	Discontinued	[a]	Total
	£m	£m		£m
Raw materials and consumables	456	38		494
Changes in stocks of finished goods and work in progress	(10)	—		(10)
Staff costs (note 7)	405	3		408
Depreciation of tangible fixed assets	90	1		91
Amortisation of goodwill	1	—		1
Hire of plant and machinery	37	—		37
Property rentals	36	—		36
Income from fixed assets investments	—	(1)		(1)
Other external charges	320	20		340

	1,335	61		1,396

Auditors’ remuneration was £0.1 million (2001: £0.1 million), (2000: £0.1 million) for audit services and £nil (2001: £0.1 million), (2000: £0.1 million) for non-audit services.

a	Relates to the business of Lastbrew Limited which was part of the disposal of Bass Brewers by Six Continents.

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6.     PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST

Year ended 30 September 2002

	Operating profit	Exceptional items	Profit on ordinary activities before interest
	£m	£m	£m
M and B Group:
Pubs & Bars	190	(1)	189
Restaurants	98	(1)	97

	288	(2)	286
SCPD	1	—	1

Continuing operations	289	(2)	287

Year ended 30 September 2001

	Operating profit	Exceptional items	Profit on ordinary activities before interest
	£m	£m	£m
M and B Group:
Pubs & Bars	187	—	187
Restaurants	87	—	87
Inns and other[a]	31	(36)	(5)

	305	(36)	269
SCPD	1	—	1

Continuing operations	306	(36)	270

a	Relates to the operating profit and the loss on sale in respect of the 988 pubs sold to Nomura in 2001.

Year ended 30 September 2000

	Operating profit	Exceptional items	Profit on ordinary activities before interest
	£m	£m	£m
M and B Group:
Pubs & Bars	186	—	186
Restaurants	85	—	85
Inns and other	75	—	75

	346	—	346
SCPD	2	—	2

Continuing operations	348	—	348
Discontinued operations [a]	18	33	51

	366	33	399

a	Relates primarily to the operating profit and gain on the disposal of the business of Lastbrew Limited, which was part of the Bass Brewers disposal by Six Continents.

Predominantly all of the profit on ordinary activities before interest originates from the United Kingdom.

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7.     STAFF

	2000	2001	2002
	£m	£m	£m
Costs:
Wages and salaries	379	363	352
Social security costs	26	25	25
Pensions (note 8)	3	2	1

	408	390	378

	2000	2001	2002
	No.	No.	No.
Average number of employees, including part-time employees:
M and B Group	48,011	41,273	38,740
SCPD	8	9	7

Continuing operations	48,019	41,282	38,747
Discontinued operations	70	—	—

	48,089	41,282	38,747

8.     PENSIONS

As part of the Separation it is proposed that new pension schemes will be set up for the InterContinental Group with Six Continents Retail Limited becoming the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Plan. The InterContinental Group and Britvic SDL Group will each set up replica pension arrangements for benefits and where practicable, actives, deferreds and pensioners associated with the Hotels Business will be transferred to those new arrangements. On 1 April 2003, the assets and obligations of the existing pension plans will be split with approximately 30% of the obligations and related assets at that date, being transferred to the Hotels Schemes. As a result the pension charges disclosed above may not be representative of the charges to the M and B Group business going forward.

	2000	2001	2002
	£m	£m	£m
Regular cost	14	14	13
Variations from regular cost	(12)	(12)	(12)

Pension cost in respect of the two principal plans	2	2	1
Other plans	1	—	—

	3	2	1

The disclosures which are made below relate to the two Six Continents Plans in total.

Historically, retirement and death benefits have been provided for eligible Six Continents employees in the United Kingdom principally by the Six Continents Pension Plan (SCPP) which covers approximately 7,875 (2001: 6,989), (2000: 8,298) employees and the Six Continents Executive Pension Plan (SCEPP) which covers approximately 411 (2001: 396), (2000: 400) employees. The plans are predominantly defined benefit schemes for current members. For new entrants, the plans will provide defined contribution benefits. These plans are discussed in further detail below.

The assets of the plans are held in self-administered trust funds separate from the Six Continents Group and M and B Group assets. The Six Continents Group operates a number of minor pension schemes outside the United Kingdom, the most significant of which is a defined contribution scheme in the United States; there is no material difference between the pension costs of, and contributions to, these schemes.

The Six Continents Group has no other significant post-retirement benefits.

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8.     PENSIONS (continued)

The pension costs related to the two principal plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit method. They reflect the 31 March 1999 actuarial valuations. The significant assumptions in these valuations were that wages and salaries increase on average by 4% per annum, the long-term return on assets is 6% per annum, and pensions increase by 2.5% per annum. The average expected remaining service life of current employees is 14 years.

At 31 March 1999, the market value of the combined assets of the two principal plans was £2,132 million and the value of the assets was sufficient to cover 117% of the benefits that had accrued to members after allowing for expected increases in earnings. The assets and liabilities of the plans reduced significantly following the pension scheme transfers that arose from the disposal of Bass Brewers in August 2000.

Actuarial valuations as at 31 March 2002 have now been finalised. The results reveal that experience has been adverse since 1999, which will result in an increased pension cost with effect from 1 October 2002, but that the plans were fully funded on an actuarial basis at 31 March 2002.

In the year to 30 September 2002, the Six Continents Group (which included the M and B Group) made regular contributions to the two principal plans amounting to £18 million (2001: £17 million), (2000: £20 million) and additional contributions of £15 million (2001: £nil), (2000: £nil). The agreed employer contribution rates to the defined benefit arrangements for the year ending 30 September 2003 are 11.0% for the SCPP and 27.1% for the SCEPP. In addition, it has been decided that further additional contributions of £45 million will be made, of which £31.5 million will be made by companies in the M and B Group following Separation.

FRS 17 disclosures

The valuations used for FRS 17 disclosures are based on the initial results of actuarial valuations at 31 March 2002 updated by independent qualified actuaries to 30 September 2002. Scheme assets are stated at market value at 30 September 2002 and the liabilities of the schemes have been assessed as at the same date using the projected unit method. As the two principal plans are now closed as defined benefit schemes, the current service cost as calculated under the projected unit method will increase as members approach retirement.

The principal assumptions used by the actuaries to determine the liabilities on an FRS 17 basis were:

	At 30 September	At 30 September
	2001	2002
	%	%
Wage and salary increases	3.9	3.8
Pensions increases	2.4	2.3
Discount rate	6.1	5.5
Inflation rate	2.4	2.3

The combined assets of the two principal schemes and expected rate of return were:

	Long-term rate of return expected at 30 September	Value at 30 September	Long-term rate of return expected at 30 September	Value at 30 September
	2001	2001	2002	2002
	%	£m	%	£m
Equities	7.5	700	8.0	507
Bonds	5.1	304	4.7	397
Other	7.5	94	8.0	92

Total market value of assets		1,098		996
Present value of scheme liabilities		(1,107)		(1,311)

Deficit in the scheme		(9)		(315)
Related deferred tax asset		3		95

Net pension liability		(6)		(220)

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8.     PENSIONS (continued)

If FRS 17 had been recognised in the accounts, the effects would have been as follows:

Movement in deficit during the year

£m
At 1 October 2001	(9)
Current service cost	(31)
Contributions	33
Finance income	6
Actuarial loss	(314)

At 30 September 2002	(315)

Operating profit charge

2002
£m
Current service cost	31
Past service cost	—

Total operating profit charge	31

Finance income

2002
£m
Expected return on pension scheme assets	75
Interest on pension scheme liabilities	(69)

Net return	6

Actuarial loss recognised in the Statement of Total Recognised Gains and Losses (STRGL)

2002
£m
Actual return less expected return on pension scheme assets	(173)
Experience gains and losses arising on the scheme liabilities	(24)
Changes in assumptions underlying the present value of the scheme liabilities	(117)

Actuarial loss recognised in the STRGL	(314)

History of experience gains and losses

Difference between the expected and actual return on scheme assets
Amount	£(173)m
Percentage of scheme assets	(17)%
Experience gains and losses arising on the scheme liabilities
Amount	£(24)m
Percentage of the present value of the scheme liabilities	(2)%
Total amount recognised in the STRGL
Amount	£(314)m
Percentage of the present value of the scheme liabilities	(24)%

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9.     DIRECTORS’ EMOLUMENTS

(i)     Annual Emoluments

Tim Clarke the current Chief Executive and Roger Carr, the senior Non-Executive Director of Six Continents will be respectively, Chief Executive and Non-Executive Chairman of M and B. Their remuneration as Directors of Six Continents is set out below. These costs may not be representative of the future Directors’ emoluments of M and B due to the appointment of new Directors to the M and B Board and renegotiation of current employment contracts. In addition, the pension and benefit schemes are to be reorganised as set out in Part IX of the Listing Particulars.

		Basic			Total emoluments excluding pensions

		Salaries and fees	Performance payments	Benefits	2002	2001	2000
		£’000	£’000	£’000	£’000	£’000	£’000
Tim Clarke	2002	575	93	26	694
	2001	490	213	22		725
	2000	365	161	13			539

Roger Carr	2002	46	—	—	46
	2001	38	—	—		38
	2000	32	—	—			32

Details of long-term rewards are shown below.

The Non-Executive Director’s remuneration relates to basic salary and fees for current and previous years.

‘Performance payments’ include the annual bonus and the value of Six Continents Shares allocated under the Six Continents Employee Profit Share Scheme.

‘Benefits’ incorporate all tax assessable benefits arising from employment by Six Continents, which relate, in the main, to the provision of a company car.

Six Continents Special Deferred Incentive Plan

Tim Clarke is eligible to be awarded an annual performance-related bonus which, at the discretion of Six Continents, may be payable wholly or partly in Six Continents Shares which will be released to him after at least 12 months, together with a matching award in Six Continents Shares provided by Six Continents. Such awards are conditional on his continued employment at the release dates. The table below shows the maximum matching share awards.

	Year earned		Six Continents Shares ’000	Value [b] £’000	Release date [c]
Tim Clarke	2002	[a]	22	128	18.12.03
	2001		44	263	18.12.02

a	Maximum matching award.

b	Based on a share price at 30 September 2002 of 593p.

c	Awards are conditional on continued employment at the release dates.

(ii)     Director’s Pension

The following information relates to the pension arrangements provided for Tim Clarke under the Six Continents Executive Pension Plan (the “Plan”) and under the unfunded Six Continents Executive Top-Up Scheme (SCETUS).

The Plan is a funded, Inland Revenue approved, final salary, occupational pension scheme. Its main features applicable to the Executive Directors are:

i.	a normal pension age of 60;

ii.	pension accrual of 1/30th of final pensionable salary for each year of pensionable service;

iii.	life assurance cover of four times pensionable salary;

iv.	pension payable in the event of ill health; and

v.	spouse’s and dependants’ pensions on death.

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9.     DIRECTORS’ EMOLUMENTS (continued)

All Plan benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings ‘cap’, SCETUS is used to increase pension and death benefits to the level that would otherwise have applied.

		Age at 30 Sept 2002	Director’s contributions [a]	Increase in accrued pension [b]	Accrued pension at 30 Sept
			£	£ pa	£ pa
Tim Clarke	2002	45	14,400	43,300	193,200	[c]
	2001		14,000	47,900	148,300
	2000		13,300	19,700	98,300

a	Contributions paid in the year by the Director under the terms of the plans.

b	The increase in accrued pension during the year excludes any increase for inflation.

c	Accrued pension is that which would be paid annually on retirement at 60, based on service to 30 September 2002.

The transfer value of Tim Clarke’s accrued pension at 30 September 2002 was £1,261,000 (2001: £924,500), (2000: £649,598).

(iii)     Long-Term Reward

The 1998/2002 cycle of the Six Continents Long-Term Incentive Plan was completed on 30 September 2002. No award was made.

	Date of Award	Gross award before tax – Six Continents Shares			Pre-tax value of award

		2002	2001	2000	2002	2001	2000
		’000	’000	’000	£’000	£’000	£’000
Tim Clarke	1.10.01	—	20	—	—	124	—
	2.10.00	—	—	17	—	—	113

Tim Clarke is included in the Six Continents Long-Term Incentive Plan for the cycles 1999/2003, 2000/2003 and 2001/2004, which may or may not provide awards. No plan cycle has commenced in 2002.

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9.     DIRECTORS’ EMOLUMENTS (continued)

(iv)     Director’s Options

Tim Clarke	Six Continents Shares under option					Price

						Weighted average option	Option
2002	30.09.02	Granted	Lapsed	Exercised	1.10.01	price	price

		1,583*				600p
A	24,600					554p
B	102,400					855p
C	249,502					685p

Total	376,502	1,583	—	—	374,919	723p

2001	30.09.01				1.10.00

		135,500					723p
A	24,600					554p
B	102,400					855p
C	247,919					686p

Total	374,919	135,500	—	—	239,419	723p

2000	30.09.00				1.10.99

		87,800					597p
A	24,600					554p
B	84,300					821p
C	130,519					692p

Total	239,419	87,800	—	—	151,619	723p

Options are held under the Six Continents Executive Share Option Scheme 1985, the Six Continents Executive Share Option Scheme 1995, the Six Continents PLC Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002. The option grant marked * was made under the Six Continents Sharesave Scheme 2002 and is exercisable between 1 October 2005 and 31 March 2006. No options were granted to the Director under the Six Continents Executive Share Option Scheme 1995 in 2002.

Shares under option are designated as:

A	where the options are exercisable and the market price per share was above the option price;

B	where the options are exercisable but the market price was below the option price; and

C	where the options are not yet exercisable.

The market price on 30 September 2002 was 593p (2001: 620p), (2000: 665p) per Six Continents Share and the range during the three years was 541p to 841.5p per Six Continents Share.

(v)     Directors’ Shareholdings

	30 Sept 2002	1 Oct 2001	1 Oct 2000
	Six Continents Shares of 28	Six Continents Shares of 28p	Six Continents Shares of 28p
Tim Clarke	76,330	63,147	51,975
Roger Carr	1,785	1,785	1,785

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9.     DIRECTORS’ EMOLUMENTS (continued)

The above shareholdings are all beneficial interests and include Six Continents Shares held on behalf of Tim Clarke by the trustees of the Six Continents Employee Profit Share Scheme. Neither of the Directors has a beneficial interest in the shares of any company in the Six Continents Group, nor in the debenture stocks issued by Six Continents or any company within the Six Continents Group.

At 30 September 2002, Tim Clarke, as an Executive Director and potential beneficiary under the Six Continents Employee Share Ownership Plan, was technically deemed to be interested in 117,466 (2001: 188,218), (2000: 170,077) unallocated Six Continents Shares held by the trustees.

In the period from 1 October 2002 to 10 February 2003, there were no changes in Directors’ interests except for Transfer of shares from the Six Continents Employee Share Ownership Plan to beneficiaries.

10.      EMPLOYEE SHARE SCHEMES

Six Continents encourages employee participation in the Six Continents Group’s success through share ownership. In the three years ended 30 September 2002, the following transactions occurred:

	2000	2001	2002
Six Continents Employee Profit Share Scheme
Allocation of Six Continents Shares	1,785,876	991,145	921,831
Month of allocation	Feb 00	Feb 01	Feb 02
No. of Six Continents Shares held by trustees at 30 September	4,210,139	3,781,645	3,543,710
No. of participants	21,613	17,445	15,369

	2000	2001	2002
Six Continents Employee Sharesave Schemes
Options over Six Continents Shares granted	1,790,960	1,060,992	1,882,509
Month of allocation	Aug 00	June 01	July 02
Price per Six Continents Share	598p	626p	600p
No. of employees	4,067	2,726	4,111
Total no. of participants	8,612	5,318	6,483
Total options over Six Continents Shares held	7,377,061	4,072,452	4,795,366

	2000	2001	2002
Six Continents Executive Share Option Schemes*
Options over Six Continents Shares granted	8,082,600	4,647,700	5,308,000
No. of participants in current year’s grant	301	242	249
Total no. of participants	440	473	366
Total options over Six Continents Shares held	16,637,425	20,676,437	22,646,604
*	Options under the Six Continents Executive Share Option Scheme 1995 are exercisable only if a performance condition is met.

	2000	2001	2002
Six Continents Long-Term Incentive Plan
Six Continents Shares awarded after tax	81,859	70,552	—
Date of award	2 Oct 2000	1 Oct 2001	—

Following Separation, the Six Continents employee share schemes will be replaced. The details of the new M and B employee share plans are shown in Part IX of the Listing Particulars.

11.     NON-OPERATING EXCEPTIONAL ITEMS

Major exceptional items for the purpose of calculating adjusted earnings per share are as follows:

The loss on disposal of £36 million from continuing operations in 2001 relates to the 988 pubs sold to Nomura.

The profit on disposal of £33 million in 2000 from discontinued operations primarily relates to the business of Lastbrew Limited, which was part of the disposal of Bass Brewers in 2000 by Six Continents.

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12.     INTEREST

(a)     Interest receivable

	2000 £m	2001 £m	2002 £m

InterContinental Group	1	5	1
Other	2	1	1

	3	6	2

(b)     Interest payable and similar charges

InterContinental Group	(84)	(63)	(45)
Other	(2)	(1)	—

	(86)	(64)	(45)

As noted in note 1, the interest amounts above may not be representative of interest payable and receivable of the M and B Group, following the Separation.

13.     TAXATION

(a)     Analysis of tax charge for the period

	2000	2001	2002
	£m	£m	£m

UK Corporation tax at 30% (2001: 30%), (2000: 30%):
Current year	69	57	60
Prior years	1	—	—

Total current tax	70	57	60

Deferred tax:
Origination and reversal of timing differences	41	27	20
Prior years	—	(2)	—

Total deferred tax	41	25	20

Tax on profit on ordinary activities	111	82	80

Further analysed as tax relating to:
Profit before exceptional items	87	75	81
Exceptional items:
Non-operating	2	7	(1)
Tax charge	22	—	—

	111	82	80

The tax charge for the year has been calculated based on the results of the M and B Group. As explained in note 1, the tax charge may not be representative of the taxation charge applicable to the M and B Group, following the Separation.

Tax chargeable in relation to the non-operating exceptional items amounts to a credit of £1m (2001: £7 million charge), (2000: £2 million charge) of which £nil (2001: £7 million), (2000: £nil), relates to major items (note 11).

The exceptional deferred tax charge of £22 million arises from a reassessment of the amounts of capital gains on prior disposals which can be rolled over or held over, based on the M and B Group’s planned capital expenditure and likely disposals. This has been treated as a major exceptional item for the purposes of calculating adjusted earnings per share.

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13.     TAXATION (continued)

(b)     Factors affecting current tax charge for the period

Tax reconciliation

	2000	2001	2002
	£m	£m	£m
Profit on ordinary activities before taxation	316	212	244

	%	%	%
UK corporation tax standard rate	30.0	30.0	30.0
Permanent differences	1.9	1.8	1.6
Capital allowances in excess of depreciation	(7.3)	(8.7)	(7.4)
Other timing differences	(0.3)	(0.5)	0.2
Net effect of different rates of tax in overseas businesses	0.3	—	0.4
Adjustment to tax charge in respect of prior years	0.3	—	(0.1)
Capital gains	0.6	—	(0.2)
Exceptional items	(3.2)	4.4	—

Effective current tax rate	22.3	27.0	24.5

(c)     Factors which may affect future tax charges

As explained in note 1, the tax charge may not be representative of the tax charge applicable to the M and B Group, following the Separation.

The key factors which may affect future tax charges include the future capital structure, the availability of accelerated tax depreciation, utilisation of unrecognised losses, changes in tax legislation and the proportion of profits arising overseas.

14.     EARNINGS PER SHARE

Basic earnings per Ordinary Share are calculated by dividing profit for the financial year of £164 million (2001: £130 million), (2000: £205 million) by 734 million being the estimated number of Ordinary Shares in M and B which will be in issue following the M and B Share Consolidation at Separation.

Diluted earnings per Ordinary Share are calculated by adjusting basic earnings per Ordinary Share to reflect the notional exercise of the number of dilutive Ordinary Share options estimated to be outstanding at Separation. The resulting number of Ordinary Shares is 734 million.

Adjusted earnings per Ordinary Share are calculated as follows:

	2000	2001	2002
	Pence per	Pence per	Pence per
	Ordinary	Ordinary	Ordinary
	Share	Share	Share

Basic earnings	27.9	17.7	22.3
Major exceptional items, less tax thereon	(4.5)	5.9	—

Adjusted earnings	23.4	23.6	22.3

Adjusted earnings per Ordinary Share are disclosed in order to show performance undistorted by abnormal items.

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15.     RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2000	2001	2002
	£m	£m	£m

Operating profit	366	306	289
Depreciation and amortisation	92	85	87
Other non-cash items	(1)	(4)	(1)

Earnings before interest, taxation, depreciation and amortisation	457	387	375
Increase in stocks	(6)	(6)	(5)
(Increase)/decrease in debtors	(28)	(14)	7
Increase/(decrease) in creditors	23	(21)	(6)
Provisions expended	—	(2)	—

Net cash inflow from operating activities	446	344	371

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16.     NET DEBT

	At 1 October 2001	Net cash flow[a]	Management of liquid resources and financing		At 30 September 2002
	£m	£m	£m		£m
Cash at bank and in hand	18	(7)[b]	5	[b]	16
Current asset investments	2	—	—		2
Borrowings due within one year	(4)	—	1		(3)
Borrowings due after one year	(1)	—	—		(1)
Balances with the InterContinental Group	(825)	—	(6)		(831)

	(810)	(7)	—		(817)

	At 1 October 2000	Net cash flow[a]		Management of liquid resources and financing	At 30 September 2001
	£m	£m		£m	£m
Cash at bank and in hand	24	362	[b]	(368)[b]	18
Current asset investments	26	—		(24)	2
Borrowings due within one year	(25)	—		21	(4)
Borrowings due after one year	—	—		(1)	(1)
Balances with the InterContinental Group	(1,197)	—		372	(825)

	(1,172)	362		—	(810)

	At 1 October 1999	Net cash flow[a]		Management of liquid resources and financing	At 30 September 2000
	£m	£m		£m	£m
Cash at bank and in hand	26	65		(67)	24
Bank overdrafts	(1)	1		—	—

	25	66	[b]	(67)[b]	24
Current asset investments	3	—		23	26
Borrowings due within one year	(26)	—		1	(25)
Borrowings due after one year	(1)	—		1	—
Balances with the InterContinental Group	(1,239)	—		42	(1,197)

	(1,238)	66		—	(1,172)

a	The net cash flow is shown after the change in net investment by the InterContinental Group.

b	Represents a net movement of cash and overdrafts of £2 million outflow (2001: £6 million), (2000: £1 million).

The net debt disclosed in the table above may not be representative of the net debt of the M and B Group on a stand-alone basis, following Separation.

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17.     NET CAPITAL EXPENDITURE

	2000	2001	2002
	£m	£m	£m
M and B Group	204	288	227
SCPD	—	—	(1)

Continuing operations	204	288	226
Discontinued operations[a]	4	—	—

	208	288	226

a	Relates to the business of Lastbrew Limited, which was part of the disposal of Bass Brewers by Six Continents.

18.     OPERATING CASH FLOW (after net capital expenditure)

	2000	2001	2002
	£m	£m	£m
M and B Group	213	66	144
SCPD	3	(7)	1

Continuing operations	216	59	145
Discontinued operations[a]	22	(3)	—

	238	56	145

a	Relates to the business of Lastbrew Limited, which was part of the disposal of Bass Brewers by Six Continents.

19.     MANAGEMENT OF LIQUID RESOURCES AND FINANCING

	2000	2001	2002
	£m	£m	£m
Other borrowings repaid	(2)	(20)	(1)
Movements in net amounts due to the InterContinental Group	(42)	(372)	6

Financing	(44)	(392)	5
Movement in liquid resources[a]	(23)	24	—

	(67)	(368)	5

a	Liquid resources primarily comprises short-term deposits of less than one year and short-term investments.

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20.     ASSETS

	2001		2002
	Total	Net operating	Total	Net operating
	£m	£m	£m	£m
M and B Group	3,506	3,328	3,642	3,467
SCPD	43	23	40	26

	3,549	3,351	3,682	3,493
Non-operating assets:
Current asset investments		2		2
Cash at bank and in hand		18		16
Non-operating liabilities:
Borrowings		(5)		(4)
Corporate taxation		(81)		(59)
Deferred taxation		(159)		(179)
Balances with the InterContinental Group		(825)		(831)

	3,549	2,301	3,682	2,438

United Kingdom	3,508	3,315	3,634	3,451
Rest of Europe, the Middle East and Africa	41	36	48	42

	3,549	3,351	3,682	3,493
Net non-operating liabilities		(1,050)		(1,055)

	3,549	2,301	3,682	2,438

21.     INTANGIBLE FIXED ASSETS

	2001	2002
	£m	£m
Cost:
1 October	12	13
Exchange adjustments	1	1

30 September	13	14

Amortisation:
1 October	1	2
Provided	1	1

30 September	2	3

Net book value at 30 September	11	11

Goodwill is being amortised over its useful economic life, which is considered to be a 20 year period.

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22.     TANGIBLE FIXED ASSETS

		Fixtures,
	Land and	fittings and
	buildings	equipment	Total
	£m	£m	£m
Cost or valuation:
At 1 October 2000	3,099	1,052	4,151
Additions	141	171	312
Disposals	(544)	(398)	(942)

At 30 September 2001	2,696	825	3,521
Additions	116	138	254
Disposals	(21)	(32)	(53)

At 30 September 2002	2,791	931	3,722

Depreciation:
At 1 October 2000	25	311	336
Provided	12	72	84
On disposals	(6)	(274)	(280)

At 30 September 2001	31	109	140
Provided	11	75	86
On disposals	(2)	(28)	(30)

At 30 September 2002	40	156	196

Net book value:
At 30 September 2002	2,751	775	3,526

At 30 September 2001	2,665	716	3,381

Properties

Properties comprising land, buildings and certain fixtures, fittings and equipment, are included above at cost or valuation less depreciation as required. The transitional rules of FRS 15 have been followed, permitting the carrying value of properties as at 1 October 1999 to be retained.

The most recent valuation of properties was undertaken in 1999 and covered all properties then owned by the M and B Group other than leasehold properties having an unexpired term of 50 years or less. This valuation was undertaken by external Chartered Surveyors, Chesterton plc, internationally recognised valuers, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors. The basis of valuation was predominantly existing use value, and had regard to trading potential.

Various M and B Group properties are used as security for the Six Continents £250 million debenture stock due 2016. A floating charge has been applied to these properties. On 5 December 2002, Six Continents announced its intention to repurchase this debenture stock. Further details are set out in note 36.

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22.     TANGIBLE FIXED ASSETS (continued)

Historical cost

The comparable amounts under the historical cost convention for properties would be:

	2001	2002
	£m	£m
Cost	1,889	1,991
Depreciation	(73)	(82)

Net book value	1,816	1,909

The split of the net book value of land and buildings is as follows:

	2001	2002
	£m	£m
Freehold	2,384	2,487
Leasehold: unexpired term of more than 50 years	126	97
unexpired term of 50 years or less	155	167

	2,665	2,751

23.     STOCKS

	2001	2002
	£m	£m
Work in progress	19	22
Finished stocks	25	27

	44	49

The replacement cost of stocks approximates to the value stated above. Work in progress is in respect of property developments.

24.     DEBTORS

	2001	2002
	£m	£m
Trade debtors	6	4
Other debtors[a]	60	40
Other prepayments	27	34

	93	78

a	Net of provision for bad debts of £2m (2001: £2m).

25.     CREDITORS: amounts falling due within one year

	2001	2002
	£m	£m
Borrowings (note 28)	4	3
Trade creditors	51	46
Corporate taxation	81	59
Other taxation and social security	29	34
Accrued charges	56	49
Amounts due to the InterContinental Group	825	831
Other creditors	29	28

	1,075	1,050

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26.     DEFERRED TAXATION

£m
At 1 October 2000	134
Profit and loss account	25

At 30 September 2001	159
Profit and loss account	20

At 30 September 2002	179

The provision for deferred taxation is analysed as follows:

	2001	2002
	£m	£m
Fixed assets	116	135
Deferred gains	49	49
Other	(6)	(5)

	159	179

Tax losses with a value of £13 million (2001: £9 million), including capital losses with a value of £9 million (2001: £6 million), have not been recognised as their use is uncertain or not currently anticipated.

No provision has been made for deferred tax on the sale of properties at their revalued amounts or where gains have been or are expected to be deferred against expenditure on replacement assets for an indefinite period until the sale of the replacement assets. The total amount unprovided is estimated at £94 million (2001: £94 million). It is not anticipated that any such tax will be payable in the foreseeable future.

27.     PROVISIONS FOR LIABILITIES AND CHARGES

	Reorganisation [a]	Other [b]	Total
	£m	£m	£m
At 1 October 2000	10	7	17
Profit and loss account	—	(2)	(2)
Expenditure	(1)	(1)	(2)

At 30 September 2001	9	4	13
Profit and loss account	2	(1)	1

At 30 September 2002	11	3	14

a	Relates to fundamental reorganisations charged as non-operating exceptional items in prior years and is expected to be largely utilised in the year ending 30 September 2003.

b	Primarily relates to onerous contracts.

28.     BORROWINGS

	2001	2002
	£m	£m
Analysis by year of repayment:
Due within one year (note 25)	4	3
Due between one and two years	1	1

Total borrowings	5	4

The borrowings above principally comprise loan notes, which bear interest at a floating rate and are repayable on demand and secured by deposits made by Six Continents with Lloyds TSB plc.

As discussed in note 1, due to the Separation and associated financial restructuring, the borrowings as disclosed above may not be representative of the borrowings of the M and B Group following the Separation.

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29.     FINANCIAL INSTRUMENTS

Disclosures dealt with in this note exclude short-term debtors and creditors where permitted by FRS 13, and amounts due to and from the InterContinental Group.

The currency and interest rate profile of financial assets and liabilities were:

Financial assets

	2001	2002
	£m	£m
Floating rate
Sterling	18	16
Euro	2	2

	20	18

Comprising:
Cash	18	16
Current asset investments	2	2

	20	18

Financial Liabilities

All of the M and B Group’s financial liabilities and analysis of liquidity risk are disclosed in note 28 and are denominated in sterling.

Currency risk

As the M and B Group is predominantly UK based, it does not have any material currency exposures.

Fair values of financial assets and liabilities

The net book values and related fair values of the M and B Group’s financial assets and liabilities at 30 September 2001 and 30 September 2002 are:

	2001		2002

	Net book value	Fair value	Net book value	Fair value
	£m	£m	£m	£m
Cash	18	18	16	16
Current asset investments	2	2	2	2
Borrowings	(5)	(5)	(4)	(4)

Net funds (excluding balances due to the InterContinental Group)	15	15	14	14

The book value of borrowings approximates to the fair values and the remaining assets and liabilities are at floating rates.

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30.     INVESTED CAPITAL

£m
At 1 October 1999	1,301
Profit for the financial year	205
Change in net investment by the InterContinental Group	865

At 30 September 2000	2,371
Profit for the financial year	130
Change in net investment by the InterContinental Group	(200)

At 30 September 2001	2,301
Profit for the financial year	164
Change in net investment by the InterContinental Group	(27)

As at 30 September 2002	2,438

Goodwill eliminated against invested capital is £50 million at 30 September 2002 (2001: £50 million), (2000: £50 million).

Included within invested capital is an amount of £746 million (2001: £750 million), (2000: £1,001 million) relating to the revaluation.

31.     ACQUISITIONS

There were no significant acquisitions in the year ended 30 September 2001 and 30 September 2002.

Year ended 30 September 2000:

On 5 October 1999 the M and B Group acquired a leisure retail business comprising 550 pubs formerly owned by Allied Domecq Retailing Ltd.

		Fair
	Net book	value	Fair
	value	adjustments	value
	£m	£m	£m
Tangible fixed assets	920	20	940
Current assets	7	—	7
Creditors due within one year	(2)	—	(2)

Net assets	925	20	945
Consideration:
Six Continents Shares			(741)
Cash (including costs of £25 million incurred by Six Continents Retail Limited)			(204)

Goodwill			—

The fair value adjustments relate primarily to the values of the pubs acquired. Earnings before interest, taxation, depreciation and amortisation for the 52 weeks ended 21 August 1999, as extracted from the figures prepared under the accounting policies adopted by Allied Domecq Retailing Ltd, were £102 million.

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32.     FINANCIAL COMMITMENTS

The M and B Group has annual commitments under operating leases at 30 September 2002 which expire as follows:

	Properties		Other

	2001	2002	2001	2002
	£m	£m	£m	£m
Within one year	—	—	3	2
Between one to five years	3	3	2	3
After five years	33	36	—	—

	36	39	5	5

33.     CONTRACTS FOR EXPENDITURE ON FIXED ASSETS

	2001	2002
	£m	£m
Contracts placed for expenditure on fixed assets not
provided for in the financial statements	99	33

34.     CONTINGENCIES

The M and B Group has given a guarantee secured by a floating charge on its assets and undertakings in respect of Six Continents £250 million debenture stock, due 2016. On 5 December 2002 Six Continents announced its intention to repurchase this debenture stock. Further details are set out in note 36.

The M and B Group proposes to give indemnification in the Separation Agreement in respect of the disposal of certain companies previously within the Six Continents Group. It is the view of the Directors that, other than to the extent that liabilities have been provided for, such indemnities are not expected to result in financial loss to the M and B Group.

35.     RELATED PARTY TRANSACTIONS

Related party transactions have occurred as follows:

	2000	2001	2002
	£m	£m	£m
Charges from the InterContinental Group	269	2	—
Interest paid to the InterContinental Group	83	58	44
Pension scheme payments	2	2	1

	354	62	45

Amounts due to the InterContinental Group at 30 September	(1,197)	(825)	(831)

36.     POST BALANCE SHEET EVENTS

On 1 October 2002, the Six Continents Board announced its intention to separate the M and B Group from the Hotels Business, and to return £700 million of capital to its shareholders. These proposals are subject to shareholder and regulatory approval and are not expected to become effective before April 2003. It is intended that M and B will enter into a Transitional Services Agreement, the Separation Agreement, the M and B Group Transfer SPA, and a Britvic Supply Agreement, as described in Part IV of the Listing Particulars.

On 5 December 2002, Six Continents announced its intention to repurchase the £250 million debenture stock due 2016. On 14 January 2003 the debenture stockholders voted in favour of an amendment to the terms of the debenture stock. On 11 February 2003, under the terms of this amendment, Six Continents announced its intention to exercise its call option and redeem the debenture stock on 27 February 2003 at the determined redemption price which is currently estimated to be £372 million.

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37.     PRINCIPAL OPERATING UNDERTAKINGS

Six Continents is the beneficial owner of all (unless specified) of the invested capital, either itself or through subsidiary undertakings, of the following companies which will be the principal operating companies of the M and B Group, following the Separation.

M and B Group

Six Continents Retail Limited

Six Continents Retail Germany GmbH (incorporated and operates in Germany)

Other Activities

Standard Commercial Property Developments Limited

Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

38.     DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Combined Financial Information set out above, is prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from those generally accepted in the United States (US GAAP). The significant differences, as they apply to the M and B Group, are summarised below.

This note provides a reconciliation between profit for the financial year under UK GAAP and net income under US GAAP and between invested capital under UK GAAP and invested capital under US GAAP.

Basis of preparation

As described in Note 1, the M and B Group’s Combined Financial Information excludes the results of operations, cash flows and assets of Hotels operations for all periods presented. This basis of preparation accords with the ‘carve out’ basis of accounting that would be required for the purposes of US GAAP. Similarly, the merger accounting basis of accounting used with respect to the transfer of entities to M and B from other Six Continents Group companies accords with the reorganisation of entities under common control that would be required under US GAAP.

Intangible fixed assets

Goodwill and separately identifiable intangible fixed assets arising on the acquisition of subsidiaries and associates are capitalised and amortised over their estimated useful lives. Goodwill arising on acquisitions prior to 30 September 1998 was eliminated against invested capital. Under US GAAP, all intangible fixed assets would be capitalised and amortised to the income statement over their estimated useful lives, not exceeding 40 years. Goodwill arising on acquisitions after 30 June 2001 is not amortised but is subject to an annual impairment test.

Tangible fixed assets

Prior to 1 October 1999, the M and B Group’s properties were valued from time to time by professionally qualified external valuers. Book values were adjusted to accord with the valuations. Under US GAAP, revaluations would not have been permitted.

Depreciation is based on the book value of assets, including revaluation where appropriate. Prior to 1 October 1999, freehold pubs were not depreciated under UK GAAP, as any charge would have been immaterial given that such properties were maintained, as a matter of policy, by a programme of repair and maintenance such that their residual values were at least equal to their book values. Following the introduction of FRS 15, which was implemented by Six Continents with effect from 1 October 1999, all properties are depreciated under UK GAAP. There is now no difference between UK GAAP and US GAAP with regard to depreciation policies.

Under UK GAAP, the impairment of tangible fixed assets is measured by reference to discounted cash flows. Under US GAAP, if the carrying value of assets is supported by undiscounted cash flows, there would be no impairment.

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38.     DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Provisions

Included in provisions for liabilities and charges are amounts which relate to the restructuring of certain of the M and B Group’s operations. Under US GAAP, certain of these amounts would be charged to net income as incurred.

Staff costs

The M and B Group charges against net income the cost of shares acquired to settle awards under certain incentive schemes. The charge is based on an apportionment of the cost of shares over the period of the scheme. Under US GAAP, these awards would be accounted for as variable plans and the charge would be based on the intrinsic value of the shares using the share price at the balance sheet date.

A charge would also be made under US GAAP in respect of options granted under Six Continents Employee Savings Share Scheme based on the intrinsic value at the date of grant, and the charge would be recognised over the period of the savings contracts. Since 24 January 2002, an employer’s offer to enter into new contracts at a lower exercise price than the price under existing contracts, causes variable plan accounting to apply in respect of certain options. This could result in an additional charge for those options that qualify for variable plan accounting.

In addition, under US GAAP, a charge would also be made in respect of option grants under the Six Continents Group’s Executive Share Option Schemes. Variable plan accounting would apply and the charge would be recognised over the period of the schemes.

The impact of these differences on the M and B Group’s net income is less than £1 million in each year presented.

Deferred taxation

The M and B Group provides for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the Combined Financial Information and for tax purposes. Timing differences recognised, include accelerated capital allowances and short-term timing differences. Under US GAAP, deferred taxation would be computed, on a stand alone basis, on all differences between the tax bases and book values of assets and liabilities, which will result in taxable or tax deductible amounts arising in future years.

Exceptional items

Certain exceptional items are shown on the face of the profit and loss account statement after operating profit. These items are mainly gains and losses on the sale of businesses and fixed assets, and costs of fundamental reorganisations. Under US GAAP these items would be classified as operating profit or expenses.

NET INCOME

The following statements provide reconciliations between profit for the financial year under UK GAAP and net income under US GAAP and between invested capital under UK GAAP and US GAAP.

	2000 £m	2001 £m	2002 £m

Profit for the financial year in accordance with UK GAAP	205	130	164
Adjustments:
Amortisation of intangible fixed assets	(1)	(1)	(1)
Disposal of tangible and intangible fixed assets	11	297	6
Provisions	—	(4)	—
Deferred taxation – methodology	13	73	9

Net income in accordance with US GAAP	228	495	178

Comprising:
Continuing operations	184	495	178
Discontinued operations[b] – result for the period	11	—	—
surplus on disposal	33	—	—

	228	495	178

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	2000 p	2001 p	2002 p

Basic net income per Ordinary Share and American Depositary Share[a]
Continuing operations	25.1	67.4	24.2
Discontinued operations[b]	6.0	—	—

	31.1	67.4	24.2

Diluted net income per Ordinary Share and American Depositary Share[c]
Continuing operations	25.1	67.4	24.2
Discontinued operations[b]	6.0	—	—

	31.1	67.4	24.2

a	Calculated by dividing net income in accordance with US GAAP of £178 million (2001: £495 million), (2000: £228 million), by 734 million being the estimated number of Ordinary Shares outstanding at Separation. Each American Depositary share represents one Ordinary Share.

b	Discontinued operations comprise the business of Lastbrew Limited, which was part of the disposal of Bass Brewers by Six Continents.

c	Calculated by adjusting basic net income in accordance with US GAAP to reflect the notional exercise of the number of dilutive Ordinary Share options estimated to be outstanding at Separation. The resulting number of Ordinary Shares is 734 million.

Comprehensive income

Comprehensive income is equal to net income in accordance with US GAAP.

INVESTED CAPITAL

	2000 £m	2001 £m	2002 £m

Invested capital in accordance with UK GAAP	2,371	2,301	2,438

Adjustments:
Intangible fixed assets:
Cost: goodwill	50	50	50
Accumulated amortisation	(5)	(6)	(7)

	45	44	43
Tangible fixed assets:
Cost	(1,103)	(844)	(837)
Accumulated depreciation	(161)	(123)	(124)

	(1,264)	(967)	(961)
Provisions for liabilities and charges:
Provisions	17	13	13
Deferred taxation – methodology	(39)	33	42

	(1,241)	(877)	(863)

Invested capital in accordance with US GAAP	1,130	1,424	1,575

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ADDITIONAL INFORMATION

(i)     Earnings per share

The following table sets forth the computation of basic earnings per share from continuing operations under US GAAP:

	2000 £m	2001 £m	2002 £m

Numerator:
Net income in accordance with US GAAP – continuing activities	184	495	178

Numerator for basic and diluted earnings per Ordinary Share and American Depositary Share (“ADS”)	184	495	178

	Number of shares

	2000 m	2001 m	2002 m
Denominator:
Denominator for basic earnings per Ordinary Share and ADS	734	734	734
Dilutive effect of employee share options	—	—	—
Denominator for diluted earnings per Ordinary Share and ADS	734	734	734

	2000 p	2001 p	2002 p

Basic earnings per Ordinary Share and ADS from continuing operations	25.1	67.4	24.2
Diluted earnings per Ordinary Share and ADS from continuing operations	25.1	67.4	24.2

(ii)     Cash flows

Combined statement of cash flows

The combined statement of cash flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ, with regard to classification of items within the statements and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

US GAAP requires that cash and cash equivalents include short-term highly liquid investments but do not include bank overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions, equity dividends and management of liquid resources and financing. US GAAP, however, require only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would, with the exception of dividends paid to minority shareholders, be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and is thus included as part of investing cash flows. Under UK GAAP all interest is treated as part of returns on investments and servicing of finance. Under US GAAP capital expenditure and financial investment and acquisitions are reported within investing activities.

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The categories of cash flow activity under US GAAP can be summarised as follows:

	2000 £m	2001 £m	2002 £m

Cash inflow from operating activities	283	252	246
Cash (outflow)/ inflow from investing activities	(169)	310	(226)
Cash outflow from financing activities	(92)	(592)	(22)

Net change in cash and cash equivalents	22	(30)	(2)
Opening cash and cash equivalents	28	50	20

Closing cash and cash equivalents	50	20	18

Concentrations of credit risk

At 30 September 2002 the M and B Group did not consider there to be any significant concentrations of credit risk.

(iii)     Deferred taxation

Additional information required by US GAAP in respect of deferred taxation

The analysis of the deferred taxation liability required by US GAAP is as follows:

	Year ended 30 September

	2001 £m	2002 £m

Deferred taxation liabilities:
Excess of book value over taxation value of fixed assets	117	135
Deferred gains	49	49
Other temporary differences	—	1

	166	185

Deferred taxation assets:
Taxation effect of realised and unrealised losses	(33)	(42)
Other temporary differences	(7)	(6)

	(40)	(48)

	126	137

Of which:
Current	(6)	(6)
Non-current	132	143

	126	137

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(iv)     Operating leases

Total commitments under non-cancellable operating leases at 30 September 2002 are as follows:

30 September
2002 £m

Due within one year	44
One to two years	39
Two to three years	36
Three to four years	35
Four to five years	34
Thereafter	671

859

(v)     Accounting and disclosure of stock-based compensation

FAS 123 – Accounting for Stock-Based Compensation, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under the intrinsic value accounting provisions set out in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Six Continents has continued to account for such costs under APB 25. Had Six Continents chosen to account for such costs under FAS 123, the M and B Group’s net income under US GAAP for the year ended 30 September 2002 would have been reduced by £2 million (2001: £4 million), (2000: £4 million), basic net income per Ordinary Share and per ADS would have been reduced by 0.2p (2001: 0.5p), (2000: 0.5p).

Yours faithfully

Ernst & Young LLP

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PART VII

ACCOUNTANTS’ REPORT ON M AND B PLC

Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

The Directors,
Mitchells & Butlers PLC
20 North Audley Street
London W1K 6WN

Salomon Brothers International Limited
(Trading as: Schroder Salomon Smith Barney)
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

17 February 2003

Dear Sirs

1.     INTRODUCTION

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 17 February 2003 of Mitchells & Butlers PLC (“M and B” or the “Company”) (the “Listing Particulars”).

The Company was incorporated as Hackplimco (No. 111) plc on 2 October 2002 and changed its name to Mitchells & Butlers PLC on 4 February 2003. The Company has not yet commenced to trade and has not paid or declared a dividend.

Basis of preparation

The financial information set out in paragraphs 2 to 3 is based on the audited non-statutory financial statements of M and B for the period ended 2 October 2002 to which no adjustments were considered necessary.

Responsibility

The financial information is the responsibility of the Directors of M and B who approved their issue.

The Directors of M and B are responsible for the Listing Particulars dated 17 February 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the non-statutory financial statements underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

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Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Listing Particulars dated 17 February 2003, a true and fair view of the state of affairs of M and B as at 2 October 2002.

2.     BALANCE SHEET

		At 2 October 2002
	Note	£
CURRENT ASSETS
Cash at bank and in hand		2

		2

CAPITAL AND RESERVES
Called up share capital	(ii)	2

Equity shareholders’ funds		2

3.     NOTES TO THE FINANCIAL INFORMATION

i)     Accounting policies

     Basis of preparation

The financial information has been prepared under the historical cost convention.

The accounts are prepared in accordance with applicable United Kingdom accounting standards.

ii)     Share capital

     Authorised

At 2 October 2002 £
50,000 ordinary shares of £1 each	50,000

50,000

Allotted, called up and fully paid	£
2 ordinary shares of £1 each	2

2

The Company was incorporated as Hackplimco (No. 111) plc on 2 October 2002. On 4 February 2003, Hackplimco (No. 111) plc changed its name to Mitchells & Butlers PLC.

On incorporation, M and B had an authorised share capital of £50,000, divided into 50,000 Ordinary Shares of £1 each, of which two were issued for cash at £1 per share to the subscribers to the Memorandum of Association. Since incorporation, there have been the following changes in the authorised and issued share capital, all of which were effected on 6 February 2003:

(i)	the entire authorised ordinary share capital of £50,000 was subdivided into Ordinary Shares of 1 pence each;

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(ii)	the authorised share capital was increased to £10,000,050,000 by the creation of 999,994,999,998 additional Ordinary Shares of 1 pence each, two Redeemable Deferred Shares of 1 pence each and one Redeemable Preference Share of £50,000; and

(iii)	the two Redeemable Deferred Shares and the Redeemable Preference Share so created were allotted and treated as paid up in full. Further details of the rights and restrictions attaching to the Redeemable Deferred Shares and the Redeemable Preference Share are contained in Section 3.3 of Part IX.

M and B intends to redeem the Redeemable Preference Share of £50,000 and the two Redeemable Deferred Shares of 1p shortly after completion of the Separation.

iii)     Separation to create the M and B Group and the InterContinental Group

On 1 October 2002, the directors of Six Continents announced their intention to split the Six Continents Group into two separate groups, the InterContinental Group and the M and B Group, as described in the Circular to Shareholders of Six Continents dated 17 February 2003. The new holding companies, InterContinental Hotels Group PLC and M and B will be listed on the London Stock Exchange. The Company has not entered into any transactions since incorporation.

The proposed Separation includes the following events:

•	The establishment of two new holding companies, InterContinental Hotels Group PLC and M and B;

•	The introduction of M and B as the new holding company for the Six Continents Group – shareholders of Six Continents PLC will be allotted one M and B share and receive 81 pence per share for each Six Continents Share held;

•	An internal reorganisation will take place to put the companies that will comprise the M and B Group as subsidiaries of M and B;

•	The allocation of Six Continents’ net debt at Separation between the InterContinental Group and the M and B Group;

•	There will be a consolidation of the shares in M and B; and

•	The companies that will comprise the InterContinental Group will be transferred to InterContinental Hotels Group PLC in consideration for InterContinental Hotels Group PLC issuing shares to M and B shareholders.

Yours faithfully

Ernst & Young LLP

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PART VIII

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Ernst & Young LLP Becket House 1 Lambeth Palace Road London SE1 7EU

The Directors,
Mitchells & Butlers PLC (“M and B”)
20 North Audley Street
London
W1K 6WN

Salomon Brothers International Limited
(Trading as: Schroder Salomon Smith Barney)
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

17 February 2003

Dear Sirs

We report on the unaudited combined pro forma profit and loss account for the year ended 30 September 2002, the unaudited combined pro forma net assets statement at 30 September 2002 and the unaudited pro forma information under US GAAP, together the “pro forma financial information” set out in Part VIII of the Listing Particulars dated 17 February 2003, which has been prepared, for illustrative purposes only, to provide information about how the proposed Separation (and related refinancing) might have affected the financial information presented.

Responsibility

It is the responsibility solely of the Directors of M and B to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules.

It is our responsibility to form an opinion, as required by the Listing Rules of the UK Listing Authority, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of M and B.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

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Opinion

In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of M and B; and, in respect of note 3 Reconciliation to US GAAP, with accounting policies of M and B used in preparing the reconciliation to US GAAP; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules of the UK Listing Authority.

Yours faithfully

Ernst & Young LLP

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M AND B GROUP

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information has been prepared to show the effect of the Separation (and related refinancing) on the combined net assets of the M and B Group as if it had occurred on 30 September 2002 and on the combined profit and loss account of the M and B Group as if it had occurred on 1 October 2001.

The unaudited pro forma combined financial information should be read in conjunction with “Part III: Operating and Financial Review” and the Accountants’ Reports on the M and B Group and M and B, as set out in Part VI of this document.

The unaudited pro forma combined financial information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of:

•	The financial position or results of the M and B Group had the Separation (and related financing) in fact occurred; or

•	The results of operations of the M and B Group for any future period or its financial condition at any future date.

In addition, the M and B Group operated as a division of Six Continents prior to the Separation (and related refinancing) and, consequently, its operating results may have been different than if it had operated as a stand-alone group.

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UNAUDITED PRO FORMA COMBINED PROFIT AND LOSS ACCOUNT

The combined profit and loss account of the M and B Group for the year ended 30 September 2002 is extracted without material adjustment from the Accountants’ Report for the M and B Group set out in Part VI of this document, as adjusted to give effect to the proposed Separation (and related refinancing) as if it had occurred on 1 October 2001.

	For the year ended 30 September 2002
	Accountants’ Report	Pro forma adjustments[1] (Note 2)	Pro forma M and B Group
	£m	£m	£m
Turnover	1,481	—	1,481
Costs and overheads less other income	(1,192)	(8)	(1,200)

Operating profit before exceptional items	289	(8)	281
Exceptional items	(2)	(31)	(33)

Profit on ordinary activities before interest and taxation	287	(39)	248
Interest receivable	2	(1)	1
Interest payable and similar charges	(45)	(28)	(73)

Profit on ordinary activities before taxation	244	(68)	176
Taxation on ordinary activities	(80)	16	(64)

Profit for the financial year[1]	164	(52)	112

Pro forma profit per share
Basic per share (pence)[2]	22.3	(7.0)	15.3
Adjusted per share (pence)[2]	22.3	(3.5)	18.8
Diluted per share (pence)[3]	22.3	(7.0)	15.3

Shares used in computing basic and adjusted earnings per share (million)	734	734	734
Shares used in computing diluted earnings per share (million)	734	734	734

1	A summary of the adjustments to the pro forma profit for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 3 of Notes to Unaudited Pro Forma Combined Financial Information.

2	The pro forma basic and adjusted earnings per share is calculated by dividing the pro forma profit for the financial year by 734 million Ordinary Shares, being the estimated number of Ordinary Shares which will be in issue following the M and B Share Consolidation.

3	Diluted earnings per Ordinary Share are calculated by adjusting basic earnings per Ordinary Share to reflect the notional exercise of the number of dilutive Ordinary Share options estimated to be outstanding at the date of Separation. The resulting number of Ordinary Shares is 734 million.

The Notes to the Unaudited Pro Forma Combined Financial Information are an integral part of this Pro Forma Information.

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UNAUDITED PRO FORMA COMBINED NET ASSETS

The combined net assets as at 30 September 2002 are extracted without material adjustment from the Accountants’ Report set out in Part VI of this document, as adjusted to give effect to the proposed Separation (and related refinancing) as if it had occurred on 30 September 2002.

	As at 30 September 2002
	Accountants’ Report	Pro forma adjustments[1] (Note 2)	Pro forma Group
	£m	£m	£m
Fixed assets
Intangible fixed assets	11	—	11
Tangible fixed assets	3,526	—	3,526

Total fixed assets	3,537	—	3,537

Current assets
Stocks	49	—	49
Debtors	78	15	93
Investments	2	—	2
Cash at bank and in hand	16	(14)	2

Total current assets	145	1	146

Creditors: amounts falling due within one year
Amounts due to the InterContinental Group	(831)	831
Other creditors	(219)	(385)	(604)

Total creditors: amounts falling due within one year	(1,050)	446	(604)

Net current liabilities	(905)	447	(458)

Total assets less current assets	2,632	447	3,079

Creditors: Amounts falling due after more than one year
Loans and other borrowings	(1)	(1,000)	(1,001)
Provision for liabilities and other charges	(193)	—	(193)

Net assets	2,438	(553)	1,885

1	A summary of the adjustments to the pro forma profit for the financial year that would be required had United States generally accepted accounting principles been applied instead of those generally accepted in the United Kingdom is set out in Note 3 of Notes to Unaudited Pro Forma Combined Financial Information.

The Notes to the Unaudited Pro Forma Combined Financial Information are an integral part of this Pro Forma Information.

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NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1.     Basis of preparation

The unaudited pro forma combined financial information has been prepared in accordance with UK GAAP as applied by the M and B Group (see M and B Group accounting policies as described in the Accountants’ Report in Part VI of this document). Unaudited pro forma combined financial information has been prepared in United Kingdom (UK) pounds sterling, the reporting currency of the M and B Group.

During the year ended 30 September 2002, the M and B Group was not constituted as a discrete legal group of companies under a single holding company. The new group holding company, M and B, to which the M and B Group is to be transferred was incorporated on 2 October 2002.

The pro forma adjustments reflected in the accompanying unaudited pro forma combined information described below are directly attributable to the Separation and are based on preliminary estimates, available information and assumptions that are reasonable and factually supportable.

The unaudited pro forma combined financial information has not been adjusted to include any synergies, which may or are expected to occur as a result of the Separation (and related refinancing).

The M and B Group

Financial information in respect of the M and B Group as at and for the year ended 30 September 2002 has been extracted without material adjustment from the Accountants’ Report on the M and B Group as at and for the year ended 30 September 2002, which is set out in Part VI of this document.

No account has been taken of the trading or other transactions of the InterContinental Group or of the M and B Group since 30 September 2002.

2.     Pro forma adjustments

2(a)     Profit and loss adjustments

	£m
Operating costs
Amortisation of facility costs over the respective period of each tranche drawn	(8)

Non-Operating Exceptional items
Demerger costs	(31)

Interest receivable
Reversal of interest received from InterContinental Group Companies	(1)

Interest payable and similar charges
Interest on £1,385 million to be drawn under the revolving credit facility computed using LIBOR +1.25% at quarterly rates	(73)[i]
Less reversal of interest paid to InterContinental Group Companies	45	ii

Total adjustment to interest expense	(28)

Tax effect of adjustments	16	iii

Net effect on profit for the financial year	(52)

i	The interest expense on additional debt is calculated as follows: £1,385 million x 5.25% = £73 million. The interest rate used is the rate applicable to the new loan facility on the basis of historical debt/EBITDA ratios for the preceeding financial year.

ii	Historical interest expense of £45 million on debt allocated to the M and B Group.

iii	The tax effect has been calculated by applying the corporate tax rate of 30% on the interest for the debt assumed, the amortisation of the facility fees, less the reversal of the inter-company charge/receipt and estimated tax deductions for the transaction and other Separation costs. No account has been taken of group relief in the above calculations.

(iv)	Other than the costs associated with the transaction, all adjustments are expected to have a continuing effect.

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2(b)     Net asset adjustments

Cash at bank and in hand

Amounts to be drawn down under new bank facility:

£m
Borrowing
Tranche A	385
Tranche B	600
Tranche C	400

1,385
Capital Repayment	(700)
Payment of amounts due to InterContinental Group	(699)

Total adjustment to cash at bank and in hand	(14)

Amounts due to InterContinental Group Companies
Effect of subsidiaries transferred from Six Continents to M and B	(46)
Facility fees and Separation costs to be borne by the M and B Group (iii)	(50)
Capitalisation of new share capital in M and B companies	228
Repayment of balances	699

Adjustment to amounts due to InterContinental Group Companies	831

Other current liabilities
Draw down of £384 million under new banking facility	(385)

Creditors: amounts falling due after one year
Draw down of £1,000 million under new banking facility	(1,000)

(i)	For the purposes of the unaudited pro forma combined balance sheet it has been assumed that the £1,385 million funds received in respect of this debt are included in cash at bank. In practice, however, these funds received will have been used to fund capital expenditure and working capital requirements and will not therefore be part of the calculation of net debt on Separation. The specific use of these funds cannot be anticipated at the present time.

(ii)	The amount of the debt due remaining on Separation will fluctuate depending on the actual amount of third party debt at the Separation Date. It is anticipated that the amount of debt due, net of any cash remaining in the M and B Group balance sheet, on the date of the Separation will be approximately £1,313 million.

(iii)	Facility fees of £15 million have been prepaid by Six Continents on behalf of M and B and have been allocated to the M and B Group on Separation and will be amortised over the length of the facility. Similarly Separation costs of £31 million to be borne by the M and B Group have been taken into account in the debt allocation on Separation.

(c)     Material costs associated with the Separation

The total expenses relating to the Separation and admission of InterContinental Hotels Group PLC and M and B (including professional fees, printing and advertising costs) are expected to be approximately £51 million, split broadly equally between InterContinental Hotels Group PLC and M and B. In addition there are expected to be a further £30 million for the costs consequent on the Separation.

The premiums on the repayment of the 2016 debenture and the Euro Medium Term Notes are together £135 million.

The majority of these additional costs will be charged in the accounts of InterContinental Group PLC and are included in the unaudited pro forma combined financial information of InterContinental Group PLC.

(d)     Other items not adjusted for

The following items have not been adjusted for as they are not directly attributable to the Separation:

•	Any changes in Pension Plan costs or the M and B Group’s pension prepayment following the split of the Plan’s assets and liabilities on 1 April 2003.

•	The stand alone entity costs of the M and B Group.

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3.     Reconciliation to US GAAP

UK GAAP differ in certain material respects from US GAAP. A summary and a description of the significant differences as they affect the M and B Group is set forth in note 38 to the combined financial information of the M and B Group included in Part VI of this document. US GAAP unaudited pro forma reconciling income and net asset items have been determined as if the proposed Separation had occurred on 1 October 2001 and 30 September 2002 respectively. The significant adjustments required to convert pro forma profit for the financial year in accordance with the UK GAAP net income in accordance with US GAAP and pro forma invested capital in accordance with the UK GAAP and pro forma invested capital in accordance with US GAAP are as follows:

	As at 30 September 2002
	Accountants’ Report	Pro forma adjustments	Pro forma M and B Group
	£m	£m	£m
Profit for the financial year under UK GAAP	164	(52)	112

US GAAP adjustments
Amortization of intangible fixed assets	(1)	—	(1)
Disposal of tangible fixed assets	6	—	6
Provisions	—	—	—
Deferred taxation – methodology	9	—	9

	14	—	14

Net income as adjusted to accord with US GAAP	178	(52)	126

Earnings per Ordinary Share and American Depositary Share
Basic (pence)	24.2	(7.0)	17.2
Diluted (pence)	24.2	(7.0)	17.2

	As at 30 September 2002
	Accountants’ Report	Pro forma adjustments	Pro forma M and B Group
	£m	£m	£m
Invested capital/shareholders’ funds under UK GAAP	2,438	(553)	1,885
US GAAP adjustments
Intangible fixed assets:
Goodwill – cost	50	—	50
– amortization	(7)	—	(7)

Total intangible fixed assets	43	—	43

Tangible fixed assets:
Cost	(837)	—	(837)
Accumulated depreciation	(124)	—	(124)

Total tangible fixed assets	(961)	—	(961)

Provisions for liabilities and charges:
Provisions	13	—	13
Deferred taxation – methodology	42	—	42
Total provisions for liabilities and charges	(863)	—	(863)

Invested capital/shareholders’ equity as adjusted to accord with US GAAP	1,575	(553)	1,885

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PART IX

ADDITIONAL INFORMATION

1.     Incorporation and Registered Office

The Company was incorporated and registered in England and Wales with registered number 4551498 on 2 October 2002 as a public limited company under the Companies Act with the name Hackplimco (No. 111) plc. On 4 February 2003, Hackplimco (No. 111) plc changed its name to Mitchells & Butlers PLC. On Separation, the Company’s registered office will be 20 North Audley Street, London W1K 6WN. However, subsequent to completion of the Separation, the Company’s registered office will be 27 Fleet Street, Birmingham B3 1JP.

2.     Share and Loan Capital

2.1	On incorporation, M and B had an authorised share capital of £50,000, divided into 50,000 Ordinary Shares of £1 each, of which two were issued for cash at £1 per share to the subscribers to the Memorandum of Association. Since incorporation, there have been the following changes in the authorised and issued share capital, all of which were effected on 6 February 2003:

(i)	the entire authorised ordinary share capital of £50,000 was subdivided into Ordinary Shares of 1 pence each;

(ii)	the authorised share capital was increased to £10,000,050,000 by the creation of 999,994,999,998 additional Ordinary Shares of 1 pence each, two Redeemable Deferred Shares of 1 pence each and one Redeemable Preference Share of £50,000; and

(iii)	the two Redeemable Deferred Shares were allotted and issued for cash and the Redeemable Preference Share was allotted and issued and treated as paid up in full. Further details of the rights and restrictions attaching to the Redeemable Deferred Shares and the Redeemable Preference Share are contained in Section 3.3 of this Part IX below.

2.2	Prior to the Scheme Effective Time, it is proposed that resolutions will be passed and the Articles adopted so that:

(i)	the nominal value of the Ordinary Shares is altered. The nominal value will be determined by the Directors having taken into account the constraints of English company law, the proposed acquisition of Six Continents, the Return of Capital, the M and B Share Consolidation and the M and B Reduction of Capital;

(ii)	the M and B Share Consolidation is effected conditional upon the Six Continents Scheme becoming effective on the date specified in the resolution (which is expected to be 13 April 2003);

(iii)	the M and B Reduction of Capital (conditional upon the Six Continents Scheme and the M and B Share Consolidation having been effected and final approval by the Directors of M and B) is effected by reducing the nominal value of each of the Ordinary Shares. The total amount by which the share capital of M and B will be reduced will be equal to the amount determined by the Directors to be the market value of Six Continents (after the M and B Group Transfer has been implemented) and a further amount which will be credited to a reserve;

(iv)	the Directors will be authorised, in accordance with Section 80 of the Companies Act, so as (i) to enable them to issue the Ordinary Shares to be issued on the Six Continents Scheme becoming effective and (ii) to enable them to allot a number of relevant securities (as defined in that section) up to the Section 80 Amount;

(v)	the Directors will further be authorised, pursuant to Section 95 of the Companies Act, to allot equity securities (as defined in Section 94 of the Companies Act) for cash as if Section 89(1) of the Companies Act did not apply to the allotment but such power will be limited to (i) the allotment of equity securities pursuant to a rights issue or (ii) the allotment (otherwise than pursuant to (i) above) of a number of equity securities not exceeding five per cent. of the number of Ordinary Shares expected to be in issue at Admission; and

(vi)	subject to certain conditions, the Directors will further be authorised, pursuant to Section 166 of the Companies Act, to make market purchases (as defined in Section 163 of that Act) of Ordinary

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Shares provided that the maximum number of shares which may be purchased will not exceed 14.99 per cent. of the Ordinary Shares expected to be in issue as at Admission.

As the nominal value of the Ordinary Shares will only be known shortly before Admission, an advertisement stating the nominal value of the Ordinary Shares on Admission will be placed in the Financial Times on the day after Admission (16 April 2003 based on the current timetable).

2.3	For technical reasons, in order to ensure that each of the two subscriber shareholders holds two Ordinary Shares following the alteration of the nominal value of the Ordinary Shares as described in Section 2.3(i) above, M and B may issue further Ordinary Shares of 1 pence each to such shareholders prior to the Scheme Effective Time.

2.4	M and B intends to redeem the Redeemable Preference Share and the Redeemable Deferred Shares as soon as is reasonably practicable following the Separation.

3.     Memorandum and Articles of Association

The following summarises certain material rights of holders of Ordinary Shares under M and B’s memorandum of association and the Articles (which will be adopted prior to the Separation) and English law.

Ordinary Shares may be held in certificated or uncertificated form. No holder of the Ordinary Shares will be required to make additional contributions of capital in respect of the Ordinary Shares in the future.

In the following description, a “Shareholder” is the person registered in the Company’s register of members as the holder of the relevant Ordinary Share.

3.1     Principal Objects

The principal objects set out in M and B’s memorandum of association include to acquire certain predecessor companies and carry on business as an investment holding company, to carry on business of brewers and distillers, licensed victuallers, to deal in commodities, to acquire and operate breweries, hotels and restaurants, to carry on the business of a property investment company, to manufacture and distribute soft drinks, as well as to carry on any other business which M and B may judge capable of enhancing the value of its property or rights. The memorandum grants to M and B a range of corporate capabilities to effect these objects.

3.2     Directors

Under M and B’s Articles, a director may not vote in respect of any proposal in which he, or any person connected with him, has any material interest other than by virtue of his interests in securities of, or otherwise in or through, M and B. This is subject to certain exceptions relating to proposals (a) indemnifying him in respect of obligations incurred on behalf of M and B, (b) indemnifying a third party in respect of obligations of M and B for which the director has assumed responsibility under an indemnity or guarantee, (c) relating to an offer of securities of or by the Company in which he will be interested as an underwriter, (d) concerning another body corporate in which the director is beneficially interested in less than one per cent. of the issued shares of any class of shares of such a body corporate, (e) relating to an employee benefit in which the director will share equally with other employees and (f) relating to liability insurance that M and B is empowered to purchase for the benefit of directors of M and B in respect of actions undertaken as directors (or officers) of M and B.

In the absence of an independent quorum, the directors are not competent to vote compensation to themselves or any members of their body.

The directors are empowered to exercise all the powers of M and B to borrow money, subject to the limitation that the aggregate amount of all moneys borrowed by M and B and its subsidiaries shall not exceed an amount equal to three times the share capital and consolidated reserves of M and B, unless sanctioned by a previous ordinary resolution of M and B.

Any director attaining 67 years of age shall retire at the next Annual General Meeting. Such a director may be reappointed but shall retire (and be eligible for reappointment) at the next Annual General Meeting.

Directors are not required to hold any shares in the Company by way of qualification.

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3.3     Rights Attaching to Shares

Under English law, dividends are payable on Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of Ordinary Shares are entitled to receive such dividends as may be declared by the Shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the directors.

The board of directors may pay Shareholders such fixed dividends on any class of shares carrying a fixed dividend to be payable on fixed dates or interim dividends as appear to them to be justified by the Company’s profits. If recommended by the directors and directed by an ordinary resolution of the Shareholders, the Board must also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

Any dividend unclaimed after six years from the date the dividend was declared will be forfeited and will revert to M and B.

Neither the Redeemable Deferred Shares nor the Redeemable Preference Share carry any right to receive dividends nor to participate in the profits of M and B. Upon a return of assets in a winding up the Redeemable Preference Share entitles its holder to repayment in full of the amount paid up on such share prior to the distribution of assets available for distribution among members to any Shareholders. In such a winding up, the Redeemable Deferred Shares entitle their holders to the repayment of the amount paid up on such shares only after repayment to members of capital paid up on Ordinary Shares.

The holder of the Redeemable Preference Share is not entitled to receive notice or attend and vote at any general meeting of M and B unless a resolution is proposed to wind up M and B or to vary, modify, alter or abrogate the rights of such share. The holders of Redeemable Deferred Shares are not entitled to receive notice or attend and vote at any general meeting of M and B by virtue of their holding of such shares.

3.4     Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every member who is entitled to vote who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. On a poll, every member who is entitled to vote who is present in person or by proxy has one vote for every share of which he is the holder.

A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one but shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

The necessary quorum for a general meeting is three persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy.

3.5     Variation of Rights

If, at any time, M and B’s share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated, subject to the provisions of the Companies Act, with the consent in writing of holders of three-fourths in nominal value of the issued shares of that class or upon the adoption of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class.

3.6     Alteration of Share Capital

M and B may by ordinary resolution:

3.6.1	increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

3.6.2	consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

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3.6.3	cancel any shares which, at the date of the passing of the resolution, have not been subscribed, or agreed to be subscribed, by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

3.6.4	sub-divide its shares, or any of them, into shares of smaller nominal value than is fixed by the memorandum of association and the resolution by which any shares is sub- divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as M and B has power to attach to shares upon allotment.

Subject to the provisions of the Companies Act, the CREST Regulations and each act and statutory instrument for the time being in force concerning companies and affecting the Company (the Statutes) and of the Articles, M and B may purchase its own shares (including any redeemable shares) at any price.

M and B may by special resolution reduce its share capital and any capital redemption reserve and any share premium account in any manner authorised by the Statutes.

3.7     Issue of Shares

Pursuant to and in accordance with Section 80 of the Companies Act, the directors are generally and unconditionally authorised to exercise (in accordance with the Articles) for each Allotment Period all M and B’s powers to allot (with or without conferring a right of renunciation), and to make offers or agreement to allot, relevant securities up to the Section 80 Amount.

3.8     Rights on a Winding-up

Except as the Shareholders have agreed or may otherwise agree, upon M and B’s winding up, the balance of assets available for distribution:

•	after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

•	subject to any special rights attaching to any class of shares;

is to be distributed among the holders of Ordinary Shares according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of an extraordinary resolution of the Shareholders, divide among the shareholders the whole or any part of M and B’s assets in kind.

3.9     Limitations on Voting and Shareholding

There are no limitations imposed by English law or M and B’s memorandum of association or Articles on the right of non-residents or foreign persons to hold or vote Ordinary Shares or M and B ADRs, other than the limitations that would generally apply to all of the Shareholders.

3.10     Transfer of Shares

Shares in M and B may either be in certificated or uncertificated form. Certificated shares may be transferred in writing in any usual or common form or in any other form acceptable to the directors and may be under hand only. Transfers of uncertificated shares may be effected by means of a relevant system. The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine and either generally or in respect of any class of shares except that, in respect of any shares which are participating securities, the Register of Members shall not be closed without the consent of CRESTCo. The Register of Members shall not be closed for more than 30 days in any year.

The directors may decline to recognise any instrument of transfer relating to shares in certificated form unless the instrument of transfer is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a manner as to prevent dealings in the shares of that class from taking place on an open and proper basis. In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised

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clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

The directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

4.     Directors, Employees and Substantial Interests

Details of M and B’s Directors and the Senior Management Team are set out under “Directors, Company Secretary and Advisers” and in Part II, “The M and B Group Business Description”. Upon Admission, Karim Naffah, Mike Bramley and Tony Hughes will be appointed as Executive Directors of M and B, George Fairweather and Sara Weller will be appointed as Non-Executive Directors of M and B and the other existing Directors of M and B (including Non-Executive Directors), other than Tim Clarke and Roger Carr, will retire from the Board. The business address of each of the Directors is currently 20 North Audley Street, London W1K 6WN.

4.1     Directors’ Interests

Upon Admission, the Directors and their immediate families are expected to have the beneficial interests in Ordinary Shares shown in the tables below based on their interests as at 10 February 2003 (the latest practicable date prior to publication of this document) in (and including options and awards over) Six Continents Shares, such interests being those: (a) which are required to be notified by each Director pursuant to Section 324 or 328 of the Companies Act; or (b) which are required pursuant to Section 325 of the Companies Act to be shown by the Register of Directors’ interests maintained under Section 325 of the Companies Act, or which are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above, and the existence of which is known to or could, with reasonable diligence, be ascertained by that Director:

Beneficial interests
Directors upon Admission	Ordinary Shares Number[1,2]
Roger Carr	1,512
Tim Clarke	100,292
Karim Naffah	16,766
Mike Bramley	9,125
Tony Hughes	3,445

1	The numbers of Ordinary Shares in the above table include Six Continents Shares allocated under the Six Continents Employee Profit Share Scheme
2	The numbers of Ordinary Shares in the above table do not include Ordinary Shares which will be held by the trustee of the Six Continents Employee Share Ownership Plan in which each Executive Director is technically interested

The Six Continents Executive Share Option Schemes
Directors upon Admission	Dates of Grant		Number of Six Continents Shares[1]	Option Price[2]		Expiry Dates
	from	to		from	to	from	to
Tim Clarke	25.02.93	01.03.01	373,600	505p	1014.5p	25.02.03	01.03.11
Karim Naffah	09.06.94	04.10.02	265,400	505p	1014.5p	09.06.04	04.10.12
Mike Bramley	04.09.96	28.05.02	159,500	597p	1014.5p	04.09.06	28.05.12
Tony Hughes	22.06.96	28.05.02	198,779	597p	1014.5p	22.06.06	28.05.12

1	Upon Admission the number of Ordinary Shares under the options shown in the above table can be calculated by dividing the number of Six Continents Shares shown by 59 and multiplying by 50
2	The option prices shown in the above table are prices per Six Continents Share

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     The Six Continents Special Deferred Incentive Plan and the Six Continents Long Term Incentive Plan

Directors upon Admission	Year of conditional awards		Maximum number of Six Continents Shares[1]	Year of release
	from	to		from	to
Tim Clarke[2]	1999	2001	494,545	2003	2004
Karrim Naffah	1999	2001	195,669	2003	2004
Mike Bramley	1999	2001	97,959	2003	2004
Tony Hughes	1999	2001	113,043	2003	2004

1	Upon Admission the number of Ordinary Shares under the awards shown in the above table can be calculated by dividing the number of Six Continents Shares shown by 59 and multiplying by 50
2	In addition to the conditional awards shown in the above table, an award was made to Tim Clarke on 1 October 2001 under the Six Continents Long Term Incentive Plan over 2,418 Six Continents Shares. The release date of this award is 1 October 2003

Save as set out in the tables above, no Director nor any person connected with a Director as aforesaid has at 10 February 2003 (the latest practicable date prior to publication of this document) or is expected to have, upon Admission, any interest in the share capital of M and B.

No Director has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the M and B Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

4.2     Loans

There are no outstanding loans granted by any member of the M and B Group to any of the Directors nor has any guarantee been provided by any member of the M and B Group for the benefit of any Director.

4.3     Directors’ other Directorships

The details of those companies and partnerships outside the M and B Group of which the Directors of M and B are currently a director, or have been directors or partners at any time during the five years prior to the date of this document are as follows:

Name of Director	Current directorships and partnerships	Previous directorship and partnerships
Roger Carr*	Cadbury Schweppes plc Centrica plc Six Continents	Newmond plc Williams Holdings plc Chubb plc Landau Forte College Thames Water plc

Tim Clarke*	Debenhams PLC British Beer and Pubs Association Six Continents	Business in Sport & Leisure

Mike Bramley	British Beer and Pubs Association

George Fairweather	Alliance UniChem Plc Alliance UniChem Pension Trustee Limited	Elementis Plc

Sara Weller	J Sainsbury plc

*	As at the date of this document, directors of Six Continents but to resign from Six Continents on completion of the M and B Group Transfer

The Directors have (i) no unspent convictions relating to indictable offences; (ii) have had no bankruptcies or individual voluntary arrangements; (iii) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors’ voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company; (iv) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or voluntary arrangements of such partnership; (v) have not been partners of

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any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership; (vi) have not had any of their assets subject to any receivership; and (vii) have not received any public criticisms by statutory or regulatory authorities (including recognised professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

4.4     Employees

The M and B Group, employed an average of 38,747 people in the UK and Germany in the financial year 2002. Of these, approximately 27 per cent. were employed on a full-time basis and 73 per cent. were employed on a part-time basis.

The tables below analyses the distribution of the average number of employees for the last three financial years by division and by geographic region.

Average number of employees in the financial year 2002	United Kingdom	Germany	Total
The M and B Group	36,703	2,037	38,740

SCPD	7	—	7

Total	36,710	2,037	38,747

Average number of employees in the financial year 2001	United Kingdom	Germany	Total
The M and B Group	39,479	1,794	41,273

SCPD	9	—	9

Total	39,488	1,794	41,282

Average number of employees in the financial year 2000	United Kingdom	Germany	Total
The M and B Group	46,583	1,428	48,011

SCPD	8	—	8

Continuing operations	46,591	1,428	48,019

Discontinued operations	70	—	70

Total	46,661	1,428	48,089

4.5     Substantial Interests

Based on (i) interests in Six Continents Shares as at 10 February 2003 (the latest practicable date prior to publication of this document), of which the Directors are aware (ii) the minimum issued share capital upon completion of the Separation (as referred to in Section 2 above) and (iii) assuming the Separation becomes effective, the following person would have the following interests in three per cent. or more of the issued ordinary share capital of M and B immediately after Admission.

	Number of Ordinary Shares	Percentage of Issued Share Capital

Legal & General PLC	22,183,739	3.02%

5.     Directors’ Service Agreements and Remuneration

5.1     Compensation

In the financial year 2002, the aggregate compensation (including pension contributions, bonus and awards under the long-term incentive plans) of the Directors was £1.82 million as compensation in their

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previous positions with Six Continents. The aggregate amount set aside or accrued by the M and B Group in the financial year 2002 to provide pension retirement or similar benefits for those individuals was £509,000. An amount of £204,000 was charged in the financial year 2002 in respect of bonuses payable to them under performance-related cash bonus schemes and long-term incentive plans.

5.2     Service Agreements

On 10 February 2003, Sir Ian Prosser, Tim Clarke, Richard North, Roger Carr, Bryan K. Sanderson, Robert C. Larson and Sir Howard Stringer were appointed as Directors of the Company.

Each of Sir Ian Prosser, Richard North, Bryan K. Sanderson, Robert C. Larson and Sir Howard Stringer will resign as Directors of the Company upon Admission. At that time, Karim Naffah, Mike Bramley and Tony Hughes will be appointed to serve with Tim Clarke as Executive Directors of the Company on the terms of new service agreements with the Company which are summarised below. Sara Weller and George Fairweather will be appointed with effect from Admission to serve with Roger Carr as Non-Executive Directors.

Director	Date of Contract	Salary	Notice Period
Tim Clarke	12 February 2003	£500,000	One year from M and B Six months from director

Karim Naffah	12 February 2003	£350,000	One year from M and B Six months from director *

Mike Bramley	12 February 2003	£325,000	One year from M and B Six months from director

Tony Hughes	12 February 2003	£325,000	One year from M and B Six months from director *

*The employment terms under which Karim Naffah and Tony Hughes served as employees of the M and B Group prior to 12 February 2003 provided for a two year notice period from their employer. However, they have agreed in their service agreements dated 12 February 2003 that upon Admission their current rights should continue to apply for 12 months from Separation only. After 12 months from Separation the contracts for Karim Naffah and Tony Hughes will therefore contain a one year notice period from M and B only.

The employment terms applying to each of Karim Naffah, Mike Bramley and Tony Hughes (who are to be new appointments upon Admission) prior to 12 February 2003 also included a change of control provision which provided that, if a change of control (other than the Separation) occurs within 12 months of Separation and the Director is dismissed (save for dismissal resulting from misconduct, breach of employment terms or bankruptcy) within 12 months after the change of control, the Company will:

•	procure that for the purposes of the Six Continents Executive Pension Plan the Director will be treated as though he had completed an additional period of 24 months’ service (or in the case of Mike Bramley, 12 months’ service) after the termination date; and

•	pay an amount equal to salary plus an annual bonus averaged over the last three bonus periods prior to the termination date for a period of 21 months (or, in the case of Mike Bramley, 12 months) less (i) any salary paid after the termination date which related to the period after the termination date; and (ii) gross pension which the Executive Director would be entitled to receive during the calculation period of 21 months (or, in the case of Mike Bramley, 12 months).

For these purposes, a change of control includes the Company becoming a subsidiary of another company; 50 per cent. or more of the voting rights or the right to appoint or remove a majority of the Board becoming vested in an individual or a group acting in concert; or all or substantially all of the assets of the Company becoming owned by an individual or group acting in concert. Karim Naffah, Mike Bramley and Tony Hughes have also agreed pursuant to their service agreements dated 12 February 2003 that the Separation does not constitute a change of control and that, effective from Admission, this change of control provision should cease to apply on the date falling 12 months after Separation.

Tim Clarke has neither a two year notice period from M and B nor a change of control provision in his new service agreement.

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Each Executive Director shall be eligible to participate in an annual bonus scheme (the M and B Short Term Deferred Incentive Plan (as set out in Section 6.6)), which shall be subject to meeting performance criteria for both business and individual performance.

Details of each Executive Director’s participation in share schemes are set out in Section 6 of Part IX of this document. Other benefits will include the use of a company car, membership of the Executive Pension Plan, private health care, subscriptions to professional bodies and five weeks’ holiday per annum.

5.3     Non-Executive Letters of Appointment

Non-Executive Director	Effective Date of Appointment	Annual Fee
Roger Carr	Admission	£200,000
George Fairweather	Admission	£32,000
Sara Weller	Admission	£32,000

In addition to the annual fee, a further fee of £5,000 will be payable to those Non-Executive Directors who are members of the Remuneration Committee and £5,000 to those Non- Executive Directors who are members of the Audit Committee (and a further £7,500 for the chairman of each committee). Each Non-Executive Director shall stand for re-election at the next AGM and shall thereafter retire and stand for re-election by rotation. The appointment of Non-Executive Directors terminates automatically at age 67. Roger Carr’s appointment is for an initial period of three years from Admission and is further terminable on 6 months’ notice by either party. In addition to the fees set out above, he will be entitled to a car allowance of £11,259 per annum and a business mileage payment of 15 pence per mile.

6.     Proposed Employee Share Plans

6.1     M and B Employee Share Plans

M and B’s remuneration policy is designed to:

•	attract the best employees;

•	provide appropriate executive retention strength against competitive attempts to recruit executives to leave;

•	require Directors to build and maintain a significant level of Ordinary Share ownership to further align interests with those of Shareholders;

•	recognise that M and B is a UK listed company owned predominantly by UK-based investors. Therefore, incentive arrangements should comply, as far as is practicable, with the basic tenet of UK investor guidelines that shares incentives should be linked to performance criteria.

A minimum level of Ordinary Share ownership will be set for the Directors. This will be three times salary for the chief executive and two times salary for other Executive Directors. It is expected that this requirement will be satisfied by the Directors within five years from Admission although this timeframe may be reviewed. Until the minimum level of Ordinary Share ownership is satisfied, the Directors should not sell any Ordinary Shares including any Ordinary Shares arising from the Employee Share Plans (other than to finance the cost of exercising options and any tax and social security liabilities arising from the Employee Share Plans or in exceptional circumstances, for example financial hardship). Ordinary Shares comprised in the M and B Performance Restricted Share Plan awards will count towards the minimum level once the awards vest. Ordinary Shares comprised in the M and B Short Term Deferred Incentive Plan awards including matching Ordinary Shares will count towards the minimum level from the date of the awards. Free Ordinary Shares awarded under the M and B Share Incentive Plan will count towards the minimum level.

Following extensive consultation with certain major shareholders of Six Continents, M and B has or will have the following employee share plans:

•	The M and B Sharesave Plan;

•	The M and B Share Incentive Plan;

•	The M and B Executive Share Option Plan;

•	The M and B Performance Restricted Share Plan;

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•	The M and B Short Term Deferred Incentive Plan; and

•	The M and B Employee Benefit Trust;

together the “Employee Share Plans”. The principal terms of the Employee Share Plans are set out below. Ordinary Shares may also be issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1995 and the Six Continents Executive Share Option Scheme 1985 and awards under the Six Continents Special Deferred Incentive Plan.

Key decisions regarding the M and B Executive Share Option Plan, the M and B Performance Restricted Share Plan and the M and B Short Term Deferred Incentive Plan will be made by the remuneration committee of the Board. The remuneration committee of the Board will consider annually the performance targets associated with these plans to ensure that they remain appropriate and stretching. All decisions relating to Executive Directors will be made by the remuneration committee of the Board.

6.2     The M and B Sharesave Plan (Sharesave)

          6.2.1 Outline

Sharesave will allow savings-related share options to acquire Ordinary Shares to be granted to eligible employees. Sharesave will be approved by the UK Inland Revenue. M and B may also establish one or more international sharesave plans which will allow options to be granted to employees world-wide on broadly similar terms to those described below.

          6.2.2 Eligibility

All Executive Directors and employees of M and B and any participating subsidiaries are eligible to participate in Sharesave if they have been employed in the M and B Group for a qualifying period (which will not normally exceed one year). Other employees may be invited to participate on a discretionary basis. When Sharesave is operated, all eligible employees must be invited to participate.

          6.2.3 Invitations for grant of options

Invitations will generally only be made within 42 days of the day immediately following the day on which M and B makes an announcement of its results for any period. Options will not be pensionable.

          6.2.4 Option price

The option price must not be less than 80 per cent. of the average market value of an Ordinary Share over the three Business Days before the date of invitation or the market value of an Ordinary Share on the Business Day before the date of invitation.

          6.2.5 Savings contract

Participants are granted options over Ordinary Shares and must enter into a savings contract to save between £5 and £250 per month by deduction from salary. The number of Ordinary Shares over which the option is granted is determined by the amount saved (plus any interest or savings bonus).

          6.2.6 Plan limit

In any 10 year period, not more than 10 per cent. of the issued ordinary share capital of M and B may be allocated under Sharesave and all other employee share plans operated by M and B. This limit does not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares allocated to participants under the M and B SIP.

“Allocated” means, for the purpose of Sections 6.2.6, 6.3.3, 6.4.6, 6.5.4 and 6.6.4, the grant of an option or other right to acquire unissued Ordinary Shares or, if there is no grant, the issue and allotment of Ordinary Shares.

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          6.2.7 Exercise of options

Options can normally only be exercised for six months starting three, five or seven years after the start of the savings contract. Options may, however, be exercised early if a participant dies or his employment ends by reason of ill-health, injury, disability, redundancy, retirement or as a result of the sale of the business or subsidiary by which the participant is employed or in the event of a change in control of M and B. If a participant’s employment ends for other reasons, options will normally lapse.

          6.2.8 Voting, dividends and other rights

Until options are exercised, optionholders will have no voting rights or dividend rights in respect of Ordinary Shares under option.

In the event of a variation of M and B’s share capital, the option and the option price may be varied subject to the prior approval of the Inland Revenue.

Ordinary Shares allotted under Sharesave will rank pari passu with the existing Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

          6.2.9 Amendments

The rules of Sharesave may be amended by the Directors. However, the basic structure of Sharesave and, in particular, the limits on the number of Ordinary Shares which may be issued under it, cannot be altered to the advantage of participants without prior shareholder approval. All amendments are subject to the prior approval of the UK Inland Revenue while Sharesave retains its approved status.

6.3     The M and B Share Incentive Plan (the M and B SIP)

         6.3.1 Outline

The M and B SIP will allow eligible employees to participate in awards of Ordinary Shares under a UK Inland Revenue approved share incentive plan. Awards of Ordinary Shares under the M and B SIP are not pensionable. M and B may also establish one or more international share incentive plans which will allow awards of Ordinary Shares to be made to employees world-wide on broadly similar terms to those described below.

          6.3.2 Eligibility

All employees and executive directors of M and B and any participating subsidiaries may participate in the M and B SIP. The Directors may set a qualifying period of service for eligibility for awards of free shares and partnership shares (which must not be more than 18 months to the award date (or six months in the case of partnership shares operated with an accumulation period)). When the M and B SIP is operated, all eligible employees must be invited to participate.

          6.3.3 Plan limit

In any 10 year period, not more than 10 per cent. of the issued ordinary share capital of M and B may be allocated under the M and B SIP and all other employee share plans operated by M and B. This limit does not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares allocated to participants under the M and B SIP.

          6.3.4 Free Shares

The M and B SIP may provide for awards of free Ordinary Shares to employees with a market value of up to £3,000 each year (free shares). The size of the award of free shares (if any) each year will be determined by reference to an eligible employee’s remuneration.

Free shares must be offered to all eligible employees on the same terms, but the number or value of the free shares awarded can vary by reference to the eligible employee’s remuneration, length of service or hours worked.

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Free shares will generally only be offered within 42 days of the day immediately following the day on which M and B makes an announcement of its results for any period.

Participants may not generally withdraw free shares from the M and B SIP for three years, and will suffer income tax and possibly national insurance charges if they withdraw them within five years of the award date. The M and B SIP may require free shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after age 50, redundancy, injury or disability, or the sale of his employing company or business.

          6.3.5 Partnership Shares

The M and B SIP may provide for eligible employees to be offered the opportunity to purchase Ordinary Shares using amounts deducted from their pre-tax salary (partnership shares), subject to a limit of the lower of £125 per month (£1,500 per year) or 10 per cent. of salary. Participants may stop, re-start or vary their deductions.

The deductions may be used to acquire partnership shares on a monthly basis, or at the end of an accumulation period of up to 12 months. Where an accumulation period is used, the acquisition price is the lower of the market value of an Ordinary Share at the beginning and end of the accumulation period. No interest is payable on the deductions.

Partnership shares can be withdrawn from the M and B SIP at any time, although there are tax advantages if they are retained in the M and B SIP for five years.

          6.3.6 Matching Shares

The M and B SIP may provide that where employees acquire partnership shares, they may be awarded additional free Ordinary Shares (matching shares) on a matching basis, up to a maximum of two matching shares for one partnership share. Employees may not generally withdraw the matching shares from the M and B SIP for a period of between three and five years from the award date, and will suffer income tax and possibly national insurance charges if they withdraw them within five years. The M and B SIP may require matching shares to be forfeited if a participant’s employment ends within a period of up to three years of the award date other than through death, retirement on or after age 50, redundancy, injury or disability, or the sale of his employing company or business. The M and B SIP may also require matching shares to be forfeited if the corresponding partnership shares are withdrawn within a period of up to three years of the award date.

          6.3.7 Dividends

The M and B SIP may provide for dividends to be reinvested in further Ordinary Shares up to certain limits, free of income tax (dividend shares).

          6.3.8 Trust

The M and B SIP must operate through a trust, which will acquire Ordinary Shares by purchase or by subscription and will hold the Ordinary Shares on behalf of the participants.

          6.3.9 Voting and other rights

The participant has all rights attaching to the Ordinary Shares held under the M and B SIP, including voting rights and dividend rights.

          6.3.10 Amenments

The rules of the M and B SIP may be amended by the Directors. However, the basic structure of the M and B SIP and, in particular, the limits on the number of Ordinary Shares which may be issued under it, cannot be altered to the advantage of participants without prior shareholder approval. Amendments to the key features of the M and B SIP are subject to the prior approval of the UK Inland Revenue while it retains its approved status.

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6.4     The M and B Executive Share Option Plan (the Option Plan)

          6.4.1 Outline

The Option Plan will allow options to acquire Ordinary Shares to be granted to eligible employees. Part of the Option Plan will be approved by the UK Inland Revenue. Options granted under the UK Inland Revenue approved part are referred to below as “Approved Options”.

          6.4.2 Eligibility

Options may be granted to any person who is an Executive Director or employee of M and B or a participating subsidiary. Participants will be selected on a discretionary basis and will not normally include Executive Directors or employees who are within two years of retirement or other known leaving date.

          6.4.3 Grant of options

Options will generally only be granted within 42 days of the day immediately following the day on which M and B makes an announcement of its results for any period or within 42 days of the day immediately following M and B’s annual general meeting. Options will not be pensionable.

          6.4.4 Option price

The option price must not be less than the average market value of an Ordinary Share over the three Business Days before the date of grant or the market value of an Ordinary Share on the Business Day before the date of grant. However, the option price of options granted in exchange for existing options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 (as described in Section 6.8 below) will be such as to ensure equivalence.

          6.4.5 Individual limits

The maximum value of Ordinary Shares over which options may be granted to an employee in any year is twice annual salary in the case of an employee who is a Director of M and B, and three times annual salary in the case of other employees. In determining the level of options to be granted to each employee within this maximum limit, M and B will take into account the level of awards to be made to the same employee under the M and B Performance Restricted Share Plan (described in section 6.5 below). The grant of options is restricted so that in each year the aggregate of (i) 25 per cent. of the market value of the Ordinary Shares over which an option is granted under the Option Plan; and (ii) 33 per cent. of the market value of the Ordinary Shares over which an award is made under the M and B Performance Restricted Share Plan, will not exceed 80 per cent. of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circumstances, and will be exceeded in the year of Admission as a result of the transitional award described below.

No eligible employee may hold Approved Options with an aggregate option price in excess of £30,000 (or any other limit set by the income tax legislation) granted under the Option Plan or under any other Inland Revenue approved discretionary share option plan established by M and B or any associated company.

          6.4.6 Plan limits

In any 10 year period, not more than 10 per cent. of the issued ordinary share capital of M and B may be allocated under the Option Plan and all other employee share plans operated by M and B. In addition, in any 10 year period, not more than 5 per cent. of the issued ordinary share capital of M and B may be allocated under the Option Plan and all other discretionary share plans operated by M and B. In any one-year period, not more than 1.5 per cent. of the issued ordinary share capital of M and B may be allocated under the Option Plan, the M and B Short Term Deferred Incentive Plan and the M and B Performance Restricted Share Plan. These limits do not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares allocated to participants under the M and B SIP.

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          6.4.7 Exercise of options

Options generally become exercisable on the third anniversary of the date of grant subject to the satisfaction of the performance condition, and remain exercisable until 10 years after the date of grant.

However, earlier exercise is permitted to the extent that the performance condition has been satisfied if an optionholder dies or his employment ends by reason of ill-health, injury, disability, redundancy, retirement or as a result of the sale of the business or subsidiary by which the optionholder is employed. The performance condition will be measured by reference to the completed financial years in the performance period up to the date the employment ends. If there is no completed financial year in the performance period, the performance condition will be measured over the preceding financial year to the date the employment ends. If an optionholder’s employment ends for any other reason, his options will lapse unless decided otherwise on a discretionary basis.

          6.4.8 Change of control

An optionholder may exercise an option early in the event of a change of control of M and B to the extent that the performance condition is satisfied. The performance condition will be measured by reference to the completed financial years in the performance period up to the date of change of control. If there is no completed financial year in the performance period to the date of change of control, the performance condition will be measured over the preceding financial year. Alternatively, options may, by agreement with the acquiring company, be rolled over into equivalent options over shares in the acquiring company.

          6.4.9 Voting, dividends and other rights

Until options are exercised, optionholders will have no voting rights or dividend rights in respect of the Ordinary Shares under option.

In the event of a variation of M and B’s share capital, the option and the option price may be varied accordingly.

Ordinary Shares allotted under the Option Plan will rank pari passu with the existing Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

          6.4.10 Amendments

The rules of the Option Plan may be amended by the Directors. However, the basic structure of the Option Plan and, in particular, the limits on the number of Ordinary Shares which may be issued under it, cannot be altered to the advantage of participants without prior shareholder approval.

Amendments to the UK Inland Revenue approved schedule are subject to the prior approval of the UK Inland Revenue while it retains its approved status.

          6.4.11 Proposed performance condition

Options will be granted to eligible employees shortly after Admission. Options will be subject to a performance condition measured over a three-year performance period. Options will only become exercisable in full if the growth in M and B’s earnings per share over the performance period exceeds the growth in the UK Retail Prices Index (RPI) by at least four percentage points per annum on average over the performance period. If M and B’s earnings per share growth over the performance period exceeds the growth in RPI by three percentage points per annum on average over the performance period, two thirds of the Ordinary Shares under option will become exercisable. One third of the Ordinary Shares under option will become exercisable for earnings per share growth exceeding the RPI by at least two percentage points per annum on average over the performance period. If the performance condition is not met over the first three-year performance period, one re-test will be permitted 12 months after the end of the performance period measuring growth in earnings per share against RPI from the original base year.

Further options will normally be granted under the Option Plan annually.

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6.5     The M and B Performance Restricted Share Plan (the PRSP)

          6.5.1 Outline

The PRSP will allow eligible employees to receive awards of Ordinary Shares, subject to the satisfaction of a performance condition. Benefits under the PRSP will not be pensionable.

          6.5.2 Eligibility

Awards may be made to any person who is an Executive Director or employee of M and B or a participating subsidiary. Participants will be selected on a discretionary basis including a small group of M and B’s most senior executives.

          6.5.3 Individual limit

The maximum value of Ordinary Shares over which PRSP awards may be made to an employee in any year is twice annual salary in the case of an employee who is a Director of M and B, and three times annual salary in the case of other employees. In determining the level of PRSP awards to be made to each employee within this maximum limit, M and B will take into account the level of options to be granted to the same employee under the Option Plan (described in Section 6.4.5 above). The grant of PRSP awards is restricted so that in each year the aggregate of (i) 25 per cent. of the market value of the Ordinary Shares over which an option is granted under the Option Plan; and (ii) 33 per cent. of the market value of the Ordinary Shares over which an award is made under the PRSP, will not exceed 80 per cent. of an employee’s salary, taking the market value in each case as at the date of grant. However, these limits may be exceeded in special circumstances, and will be exceeded in the year of Admission as a result of the transitional award described below.

          6.5.4 Plan limits

In any 10 year period, not more than 10 per cent. of the issued ordinary share capital of M and B may be allocated under the PRSP and all other employee share plans operated by M and B. In addition, in any 10 year period, not more than five per cent. of the issued ordinary share capital of M and B may be allocated under the PRSP and all other discretionary share plans operated by M and B. In any one-year period, not more than 1.5 per cent. of the issued ordinary share capital of M and B may be allocated under the PRSP, the M and B Short Term Deferred Incentive Plan and the Option Plan. These limits do not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares allocated to participants under the M and B SIP.

          6.5.5 Awards

If the performance condition is satisfied, the appropriate number of Ordinary Shares will normally be transferred to the participant on the award date.

If a participant’s employment ends before the award date by reason of ill-health, injury, disability, redundancy, retirement, as a result of the sale of the business or subsidiary by which the participant is employed or in the event of a change in control of M and B, the award will vest on the award date (immediately in the case of a change in control of the Company) if the performance condition has been satisfied. However, the number of Ordinary Shares transferred to the participant will be pro-rated for the length of time the participant was an employee during the performance period.

If a participant dies before the award date, the award will be accelerated if the performance condition has been satisfied as at the end of the nearest complete financial year to the date of death. The number of Ordinary Shares transferred will be pro-rated for the length of time the participant was an employee in the performance period.

If a participant’s employment ends before the award date for any other reason, he will not be eligible for any award unless decided otherwise on a discretionary basis.

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          6.5.6 Amendments

The rules of the PRSP may be amended by the Directors. However, the basic structure of the PRSP cannot be altered to the advantage of participants without prior shareholder approval.

          6.5.7 Proposed Performance Condition

The performance condition will be measured over a three-year performance period. The current intention is that 50 per cent. of the award will be measured by reference to M and B’s total shareholder return (TSR) relative to that of a comparator group of 12 other companies over the same period.

If M and B is positioned:

(a)	seventh to thirteenth in the comparator group, none of the Ordinary Shares comprised in the award measured by reference to TSR will vest;

(b)	sixth in the comparator group, 20 per cent. of the Ordinary Shares comprised in the award measured by reference to TSR will vest on the award date;

(c)	first or second in the comparator group, 100 per cent. of the Ordinary Shares comprised in the award measured by reference to TSR will vest on the award date;

(d)	third, fourth or fifth in the comparator group, a percentage of the Ordinary Shares comprised in the award measured by reference to TSR will vest on a straight line basis depending on M and B’s position within the comparator group.

The other 50 per cent. of the award will be based on the average amount by which M and B’s cash ROCE exceeds M and B’s WACC over the performance period.

If the amount by which cash ROCE exceeds WACC over the performance period is less than 3 percentage points, none of the Ordinary Shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest. If the amount by which cash ROCE exceeds WACC over the performance period is 3 percentage points, 20 per cent. of the Ordinary Shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest. If the amount by which cash ROCE exceeds WACC over the performance period is at least 4.5 percentage points, all of the Ordinary Shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest. The Ordinary Shares comprised in the award measured by reference to the excess of cash ROCE over WACC will vest on a straight line basis if cash ROCE exceeds WACC between 3 and 4.5 percentage points over the performance period.

For the purpose of this Section 6.5.7, M and B’s cash ROCE is calculated by dividing the post tax cash flow (EBITDA less tax), in each financial year, by the M and B Group’s cash capital employed.

For the purpose of this Section 6.5.7, M and B’s WACC is calculated as the weighted average of the M and B Group’s cost of borrowing and its estimated cost of equity. Both the cash ROCE and WACC calculations will be verified by independent audit.

A transitional award will be made to eligible employees shortly after Admission. It will be up to a maximum of 60 per cent. of an eligible employee’s salary and will depend on M and B’s TSR relative to the same comparator group over a performance period from Admission to the end of the 2004 financial year.

6.6     The M and B Short Term Deferred Incentive Plan (the STDIP)

          6.6.1 Outline

The STDIP will allow eligible employees to be awarded an annual performance-related bonus, which may be payable wholly or partly in Ordinary Shares. Bonus awards will normally be based on the annual financial performance of M and B and the performance of the participant against personal objectives.

Matching shares may also be awarded. Benefits under the STDIP will not be pensionable.

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          6.6.2 Eligibility

Bonus awards may be made to any person who is an Executive Director or employee of M and B or a participating subsidiary. Participants will be selected on a discretionary basis.

          6.6.3 Individual limit

The maximum amount of bonus payable to each participant in respect of a financial year will not exceed 80 per cent. of his salary.

          6.6.4 Plan limit

In any 10 year period, not more than 10 per cent. of the issued ordinary share capital of M and B may be allocated under the STDIP and all other employee share plans operated by M and B. In any one year period, not more than 1.5 per cent. of the issued ordinary share capital of M and B may be allocated under the STDIP, the Option Plan and the PRSP. These limits do not include rights to Ordinary Shares issued in respect of options granted in exchange for options under the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995 before Admission, rights to Ordinary Shares which have lapsed or been surrendered or partnership shares allocated under the M and B SIP.

          6.6.5 Bonus awards

Bonus awards may take the form wholly or partly of Ordinary Shares. A bonus award of Ordinary Shares will be deferred. A specified ratio of matching Ordinary Shares may also be awarded and deferred at the same time as the bonus award.

All of the Ordinary Shares will be released in three equal tranches on each of the first, second and third anniversaries of the award date, conditional on the participant remaining in the employment of a participating company.

The maximum matching share ratio will be one matching Ordinary Share for two deferred Ordinary Shares.

          6.6.6 Leavers

If a participant’s employment ends before a bonus award has been made due to ill-health, injury, disability, redundancy, retirement, death or as a result of the sale of the business or subsidiary by which the participant is employed or, on a discretionary basis, any other reason, his award will be made in cash and will be pro-rated to the date of termination of employment or any later date decided on a discretionary basis.

If the participant’s employment ends before a release date due to ill-health, injury, disability, redundancy, retirement, death or as a result of the sale of the business or subsidiary by which he is employed or if special circumstances exist, all or any of the Ordinary Shares comprised in the award including any matching Ordinary Shares may be transferred to the participant before the normal release dates on a discretionary basis.

If a participant’s employment ends before a release date in connection with a reconstruction or takeover of M and B, he is entitled to receive the Ordinary Shares comprised in his award, including any matching Ordinary Shares, on the date of termination of employment.

If the participant’s employment ends before a release date for any other reason, his right to receive the Ordinary Shares comprised in his award except for any matching Ordinary Shares on the release date is not lost unless decided otherwise on a discretionary basis. His right to receive any matching Ordinary Shares on the release date is lost unless decided otherwise on a discretionary basis.

          6.6.7 Amendments

The rules of the STDIP may be amended by the Directors. However, no amendment will be made which would adversely affect the rights of participants except with the participants’ consent.

6.7     M and B Employee Benefit Trust

The M and B Employee Benefit Trust may acquire Ordinary Shares and hold them for the benefit of employees and former employees of the M and B Group and their spouses and children. The M and B

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Employee Benefit Trust may be used to provide Ordinary Shares to employees under some or all of the Employee Share Plans.

6.8     Six Continents Executive Share Options

Options over Six Continents Shares under the Six Continents Executive Share Option Scheme 1995 have become conditionally exercisable. Their exercise will become effective if and when the Six Continents Scheme is approved at the Court Meeting. To the extent that these optionholders exercise their options, they will participate in the Six Continents Scheme.

Optionholders under the Six Continents Executive Share Option Scheme 1995 who are employed (or were last employed) in the M and B Group or who ceased to be employed in the Six Continents Group before the date of this document will also be given the opportunity to exchange their options for new options over Ordinary Shares under the Option Plan.

The grant of new options in exchange for existing options under the Option Plan will take place shortly after Separation and the new options will be immediately exercisable without any requirement to satisfy performance conditions. The new options will not generally lapse (unless the original options are already exercisable as a result of termination of employment) until 10 years after the grant of the original options unless the optionholder is dismissed or resigns.

Options under the Six Continents Executive Share Option Scheme 1985 will become exercisable for a period of six months following the date on which the Court sanctions the Six Continents Scheme. Optionholders under the Six Continents Executive Share Option Scheme 1985 who are employed (or were last employed) in the M and B Group or who ceased to be employed in the Six Continents Group before the date of this document will be given the opportunity to exchange their options as described above. It is estimated that optionholders in these categories hold options over 9,512,046 Six Continents Shares.

6.9     Six Continents Special Deferred Incentive Plan

Subsisting awards over Six Continents Shares under the Six Continents Special Deferred Incentive Plan made to participants who will become employees of the M and B Group will be satisfied in Ordinary Shares.

7.     Pensions

7.1	It is intended that a company in the M and B Group will succeed before Separation as principal employer of the two approved occupational pension schemes presently operated by the Six Continents Group for eligible employees in the UK.

One scheme is provided for executive members whilst the other is provided for staff. In each scheme, there are both final salary and defined contribution sections. Final salary members in both schemes pay contributions of 4 per cent. (increasing to 5 per cent. on 1 April 2003) of pensionable pay, with the employers bearing the balance of the cost of providing final salary benefits. The final salary sections of both schemes are closed to new joiners. Member’s contributions to the defined contribution sections are three per cent, four per cent. or five per cent, (as chosen by the member), of pensionable pay with a corresponding amount for staff and twice the level of contributions for executives being credited from each scheme’s general assets to the member’s notional defined contribution account from which benefits are provided. The final salary sections of both schemes are contracted out of the second state pension but the defined contribution sections are not.

Both schemes are exempt approved retirement benefit schemes under the ICTA 1988. It is also anticipated that there will be a separate secured unapproved arrangement under which the employers provide supplementary benefits for certain executives in addition to their benefits under the executive scheme. It is anticipated that employees of the M and B Group who are currently accruing benefits under this unapproved arrangement will continue to do so until Separation, after which it is intended that there will be a separate secured unapproved arrangement for them in relation to past and future service.

7.2	Both of the approved schemes were last formally valued as at 31 March 2002, but there have been substantial changes in stock market performance and reductions in gilt yields since then. Informal figures determined by the schemes’ actuary as at 31 December 2002 showed the staff scheme’s and executive scheme’s defined benefits respectively to be funded at 116 per cent. (i.e. £108 million surplus) and 112 per cent. (i.e. £28 million surplus) on the statutory minimum funding requirement and 83 per cent. (i.e. £163 million deficit) and 85 per cent. (i.e. £45 million deficit) on an ongoing basis. The actuary has

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recommended, in relation to the defined benefits, that for future service accrual, from 1 October 2002, employers contribute at a rate of 11 per cent. and 27.1 per cent. respectively. These increased rates have been implemented from 1 October 2002. From 1 April 2003, it is anticipated that arrangements will take effect for a transfer of assets and liabilities from these two schemes to new pension arrangements operating within the InterContinental Group, relating to:

(a)	the past service benefits of current and deferred pensioners who do not have “protected rights” (i.e. certain benefits arising from post-5 April 1997 contracted-out employment) and whose last employment to which their scheme relates was with a business forming part of the InterContinental Group from Separation or (in the case of deferred pensioners only) with Six Continents; and

(b)	those active members of these two schemes whose employment from 1 April 2003 is within the InterContinental Group and who consent to the transfer.

If all active members were to consent to the transfer, the defined benefit liabilities transferred would (on the basis of data as at 31 March 2002) constitute 27 per cent. of the staff scheme’s total defined benefit liabilities and 27 per cent. of the executive scheme’s total defined benefit liabilities. If no active members were to agree to transfer (which is unlikely, as it will usually be in the member’s interests to transfer), these percentages would reduce to approximately 16 per cent. and 11 per cent. respectively. It is anticipated that the amount to be transferred would be calculated on a basis intended to leave the overall funding position of each of the two transferring schemes at a level which is broadly similar to that which will apply on 31 March 2003. (The funding positions at that date could be very different from those applying as at 31 December 2002 as described above, and could continue to change after that date.) Each of the two existing approved schemes is to be the subject of a formal actuarial valuation as at 31 March 2004.

7.3	In late September 2002, Six Continents paid additional cash contributions to the two approved pension schemes of £15 million in aggregate, and the M and B Group expects following Separation to pay a further sum (if the transfers go ahead as anticipated as described in 7.2 above) of £31.5 million for the two schemes combined. Future funding requirements will be determined on a triennial basis following actuarial valuations.

7.4	The Government has recently issued consultation papers on pensions including proposals for radical changes in taxation. M and B will review its pension arrangements in the light of any legislative proposals that follow this consultation.

8.     Subsidiary and Subsidiary Undertakings

Following Separation, M and B will be the holding company of the M and B Group. The following table shows the companies which will be the principal subsidiaries and subsidiary undertakings of M and B. Except where stated otherwise, the issued share capital is fully paid and each will be included in the consolidated accounts of the M and B Group:

Subsidiary and Registered Office	Date of Incorporation	Country of Incorporation	Principal Activity	Shareholding %	Issued Capital (fully paid)
Six Continents Retail Limited 27 Fleet Street, Birmingham B3 1JP	7/6/1887	England and Wales	Operating company for pubs, bars and restaurants	100	£3,235,000

Six Continents Retail Germany GmbH, Adolphstrasse 16, Wiesbaden, D-65185 Germany	28/9/1998	Germany	Operator of bar restaurants	100	Euro 2,300,000

Standard Commercial Property Developments Limited, 27 Fleet Street, Birmingham B3 1JP	16/3/1898	England and Wales	Property Development	100	£11,330,000

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9.     Property

The following summarises certain information with respect to the M and B Group’s principal places of business:

Property	Principal Use	Location	Area of Site (sq. m.)	Tenure
M and B Group Pensions, West Bromwich	Office	16 New Street West Bromwich Ringway West Bromwich B70 7PP	697	20 year lease expiring 28/03/05

Cape Hill	Office	Cape Hill Birmingham West Midlands B16 0PQ	6968	10 year lease expiring 22/08/10*

Fleet Street	Office	27 Fleet Street Birmingham B3 1JP	9290	Freehold**

Office, Bishopsgate	Office	119/121 Bishopsgate London EC2M 3TH	640	99 year lease expiring on 26/06/06

*	On 17 February 2003, M and B gave six months notice to terminate the lease which will mean that the lease is terminated before expiry of the three year rent free period which expires on 22 August 2003

**	The Fleet Street office consolidates a number of offices, leading to the closure of Cape Hill and other regional offices (totalling 4,298 sq. m.)

M and B’s properties also include managed pubs, pub-restaurants, leisure venues and hotels.

10.     Material Contracts

The Separation agreements summarised in Section 2 of Part IV of this document, when they are entered into, will be material contracts of the M and B Group. The following contracts have been entered into otherwise than in the ordinary course of business by M and B or by a member of the M and B Group either (i) in the two years immediately preceding the date of this document which are or may be material or (ii) which contain provisions under which any M and B Group member has any obligation or entitlement which is material to the M and B Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below.

10.1     Sale of pubs to Bede Acquisition Company (the Purchaser)

Pursuant to a sale and purchase agreement dated 14 February 2001, Bass Taverns Limited and Bede Retail Investments Limited (the Vendors) sold the entire issued ordinary share capital of Bede Leisure Retail Limited, West Midlands Taverns Limited, West Midlands Taverns (Holdings) Limited and Quayside Caterers Limited, which owned 988 smaller unbranded pubs (comprising 981 managed outlets and 7 leased outlets), to the Purchaser. The consideration was £625 million as reduced through a working capital adjustment of £3.72 million. Tax warranties, tax indemnities and an indemnity in respect of liabilities of West Midlands Taverns Limited, Quayside Caterers and West Midlands Taverns (Holdings) Limited and relating to the pre-sale hive down generally are still outstanding. The tax warranties and tax indemnity will expire on 14 February 2008 but the other indemnities are not limited in time. M and B Group’s liability in respect of the tax warranties and tax indemnity is capped at £100 million.

10.2     M and B Facility Agreement

On 13 February 2003, M and B signed a new £1,500,000,000 Facility Agreement with, amongst others, Barclays Capital, HSBC Bank plc, J.P. Morgan plc, Salomon Brothers International Limited and The Royal Bank of Scotland plc acting as joint arrangers (the Arrangers) and HSBC Bank plc as agent (the M and B Facility Agreement).

Borrowings under the M and B Facility Agreement are made available in three tranches: tranche A consists of a 364 day £500,000,000 revolving credit facility with a 364 day term-out option; tranche B consists of a £600,000,000 three year term loan facility; and tranche C consists of a £400,000,000 five year revolving credit facility. Drawdown will be permitted by M and B on cancellation of the bridge facility agreement entered into by Six Continents on 3 February 2003 with the same Arrangers.

The interest margin payable on borrowings under the M and B Facility Agreement is determined by reference to the financial ratio of M and B’s net debt to its earnings before interest, tax, depreciation and amortisation (EBITDA) and ranges from 0.80 per cent. per annum to 1.50 per cent. per annum. The margin will be reduced when tranche A is repaid and cancelled and there will be a further reduction when tranche B is repaid and cancelled provided that the net debt to EBITDA ratio is below a certain level.

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Provisions have been agreed with the Arrangers which allow them, following consultation with M and B, to amend certain terms of the M and B Facility Agreement in the event that market conditions do not allow them to successfully syndicate the bank facilities. Such amendments include the potential for (i) an increase in the interest margin payable on borrowings under the M and B Facility Agreement; and (ii) the provision of a floating charge (to be provided as security for amounts due under the M and B Facility Agreement) over all or substantially all of the assets of Six Continents Retail Limited and certain other group companies (but which will not prevent the ability of the retail group companies to deal with, dispose of and/or secure their assets in the manner permitted under the M and B Facility Agreement).

10.3    Sponsors’ Agreement

An agreement dated 17 February 2003 was entered into between Schroder Salomon Smith Barney, Six Continents, M and B and InterContinental Hotels Group PLC pursuant to which Schroder Salomon Smith Barney has agreed to act as sponsor for M and B in connection with the Admission and M and B and InterContinental Hotels Group PLC have given certain customary warranties and indemnities to Schroder Salomon Smith Barney.

11.     Litigation

Neither M and B nor any member of the M and B Group is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of M and B or the M and B Group nor, so far as M and B or the M and B Group is aware, are any such proceedings pending or threatened by or against M and B or any member of the M and B Group.

12.     Low-cost dealing facility

The M and B Group proposes to offer a low-cost dealing facility to those certificated holders of Ordinary Shares who will, as a result of the Separation, hold 1,000 or fewer Ordinary Shares. The Directors intend that this facility will be open to those Shareholders who wish to sell their entire holding of Ordinary Shares and to purchase Ordinary Shares. Further details of this facility will be sent to holders of Ordinary Shares with their Ordinary Share Certificates.

13.     Information on CREST

CREST, the computerised paperless system for settlement of securities transactions in the London and Irish securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Uncertificated Securities Regulations 2001 (or CREST Regulations) provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the CREST Regulations as a “relevant system”. CREST is the first “relevant system” and is operated by CRESTCo Limited.

Shareholders will be able to hold eligible shares in uncertificated form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrars will continue to register written instruments of transfer and issue share certificates in respect of Ordinary Shares held in certificated form.

It is anticipated that the Ordinary Shares will be eligible to join CREST with effect from Admission.

14.     Taxation

Sections 15 to 18 provide a general summary of the tax treatment of owning and disposing of Ordinary Shares or M and B ADRs for residents of the UK, the US, the Netherlands and Australia.

Holders of Ordinary Shares or M and B ADRs should seek their own professional advice in respect of the tax consequences of acquiring, holding or disposing of Ordinary Shares or M and B ADRs.

15.     UK Taxation

The following sections summarise material aspects of the UK tax treatment of holding Ordinary Shares or M and B ADRs. They are based on current UK law and Inland Revenue practice, both of which are subject to change, possibly with retroactive effect. They apply only to shareholders who are resident or ordinarily resident for tax purposes in (and only in) the UK (except insofar as express reference is made to the treatment of non-UK residents) who hold their Ordinary Shares or M and B ADRs as an investment and are the absolute beneficial

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owner of them. They may not apply to certain categories of shareholders such as dealers, insurance companies and collective investment schemes. The statements are intended only as a general guide, and should be treated with appropriate caution. If holders of Ordinary Shares or M and B ADRs are in any doubt as to their taxation position, or if holders of Ordinary Shares or M and B ADRs are resident for tax purposes or otherwise subject to tax in any jurisdiction other than the UK, they should consult an appropriate professional adviser immediately.

15.1     Tax on Chargeable Gains

A disposal of Ordinary Shares by a shareholder who is (at any time in the relevant UK tax year) resident or, in the case of an individual, resident or ordinarily resident for tax purposes in the UK, or who is not UK-resident but carries on a trade, profession or vocation in the UK through a branch or agency to which the Ordinary Shares are attributable, may, depending on the shareholder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the taxation of chargeable gains. A shareholder who is an individual and who is temporarily non-UK resident may, in certain circumstances, be subject to tax in respect of gains realised whilst he or she is not resident or ordinarily resident in the UK.

15.2     Taxation of Dividends

         15.2.1 Withholding Tax

M and B will not be required to withhold tax at source when paying a dividend in respect of the Ordinary Shares (a Dividend Payment).

         15.2.2 UK Residents

An individual shareholder who is UK resident and who is liable to income tax at the basic or starting rate will pay no further tax on a Dividend Payment. An individual shareholder must, to the extent that their income, including the Dividend Payment and any tax credit associated with it, exceeds the threshold for higher rate income tax, pay additional income tax of 25 per cent. of the Dividend Payment.

UK taxpayers who are not liable to income tax, including pension funds and charities, will not be entitled to claim repayment of tax credits attached to the Dividend Payments. In lieu of this, charities will generally be entitled to limited compensation until 5 April 2004. Tax credits on Dividend Payments in respect of Ordinary Shares which are held in a personal equity plan (PEP) or an individual savings account (ISA) will generally be repayable to the manager of the PEP or ISA where the Dividend Payments are made before 6 April 2004.

Corporate shareholders resident in the UK will generally not be subject to corporation tax on Dividend Payments. Corporate shareholders will not, however, be able to claim repayments of tax credits attaching to the Dividend Payments.

         15.2.3 Non-UK Residents

In general, the right of non-UK resident shareholders to reclaim tax credits attaching to Dividend Payments will depend upon the existence and the terms of an applicable double tax treaty. In most cases, the amount that can be paid to non-UK resident shareholders will be reduced to nil as a result of the terms of the relevant treaty. Non-UK resident shareholders should consult their own tax advisers in respect of their tax liabilities on Dividend Payments.

15.3    UK Stamp Duty and Stamp Duty Reserve Tax (SDRT)

The transfer of Ordinary Shares will generally be liable to stamp duty at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the nearest £5). An unconditional agreement to transfer Ordinary Shares will generally be subject to SDRT at 0.5 per cent. of the agreed consideration. However, if within the period of six years of the date of such agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement and stamp duty is paid on that instrument, any liability to SDRT will usually be repaid or cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

No stamp duty or SDRT will generally arise on a transfer of Ordinary Shares into CREST, unless such transfer is made for a consideration in money or money’s worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the value of the consideration.

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A transfer of Ordinary Shares effected on a paperless basis within CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the value of the consideration.

Stamp duty, or SDRT, is generally payable upon the transfer or issue (other than under the Six Continents Scheme) of Ordinary Shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes issuing depositary receipts or the provision of clearance services. For these purposes, the current rate of stamp duty and SDRT is 1.5 per cent. (rounded up, in the case of stamp duty, to the nearest £5). The rate is applied, in each case, to the amount or value of the consideration or, in some circumstances, to the value or the issue price of the Ordinary Shares.

Provided that the instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no stamp duty should be payable on the transfer of M and B ADRs. An agreement to transfer M and B ADRs will not give rise to a liability to SDRT.

15.4     Inheritance and Gift Taxes

The Ordinary Shares will be, and M and B ADRs are likely to be, assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets might (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift.

15.5     PEPs and ISAs

Ordinary Shares will qualify for inclusion in PEPs and the stocks and shares component of ISAs.

16.     US Taxation

The following is a summary of material US federal income and UK tax consequences generally applicable to ownership by a beneficial owner of M and B ADRs representing Ordinary Shares or of Ordinary Shares not in ADR form (i) that is resident in the United States and not resident in the United Kingdom for the purposes of the US/UK double taxation convention relating to income and capital gains (the Income Tax Convention), (ii) whose holding is not connected with a permanent establishment or fixed base in the UK through or from which the investor carries on or performs business activities or personal services, (iii) that is otherwise eligible for benefits under the Income Tax Convention with respect to income and gain from the Ordinary Shares or M and B ADRs and (iv) that is a “US Holder”. A “US Holder” is (a) a citizen or resident of the United States, (b) a corporation, or other entity taxable as a corporation, organised under the laws of the United States or any State thereof, (c) an estate the income of which is subject to United States federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The summary is based on current US law (including the US Internal Revenue Code of 1986, as amended (the US Internal Revenue Code), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions), current UK law and Inland Revenue practice and the Income Tax Convention as of the date of this document and is subject to any changes occurring after that date in US law, UK law or UK Inland Revenue practice, and in any double taxation convention between the United States and the United Kingdom. In addition, this summary is based in part on representations of the ADR Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary addresses only the tax position of a US Holder who holds Ordinary Shares or M and B ADRs as capital assets. This summary does not purport to address all material tax consequences of the ownership of Ordinary Shares or M and B ADRs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, life insurance companies, dealers in securities, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10 per cent. or more of the voting shares of M and B, investors that hold Ordinary Shares or M and B ADRs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the US dollar), some of which may be subject to special rules. Holders of M and B ADRs or Ordinary Shares should consult their own tax advisers as to the particular tax consequences to them of ownership of the M and B ADRs or Ordinary Shares.

For the purposes of the Income Tax Convention and the US Internal Revenue Code, US Holders of M and B ADRs will be treated as the beneficial owners of the underlying Ordinary Shares represented by the M and B ADRs.

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16.1     Taxation of Dividends

Under the Income Tax Convention, a US Holder who is a US resident individual or a US corporation (other than a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10 per cent. or more of the voting shares of M and B), is in principle (so long as the United Kingdom allows a tax credit in respect of dividends to individual UK resident shareholders) entitled to receive from the UK Inland Revenue, in addition to any dividend paid by M and B, an amount equal to the tax credit to which an individual resident in the United Kingdom would be entitled in respect of such dividend (the tax credit) less a notional withholding tax of up to 15 per cent. of the sum of the cash dividend and the associated tax credit (the gross dividend). This notional withholding tax may not exceed the amount of the tax credit.

The tax credit is equal to one-ninth of the dividend paid (or 10 per cent. of the gross dividend). As the notional withholding tax under the Income Tax Convention exceeds the tax credit, US Holders will not be entitled to a refund of the tax credit from the UK Inland Revenue.

Under the US federal income tax laws and subject to the passive foreign investment company (PFIC) rules discussed below, US Holders will include in gross income the sum of the cash dividend and its associated tax credit, to the extent paid by M and B out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), as ordinary income when the dividend is received by the US Holder, in the case of Ordinary Shares, or by the ADR Depositary, in the case of M and B ADRs. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from US corporations. The amount of the dividend includible in income of a US Holder will be the US dollar value of the gross dividend, determined at the spot UK pound/US dollar rate on the date such dividend distribution is includible in the income of the US Holder, regardless of whether the payment is in fact converted into US dollars at that time. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder’s basis in the Ordinary Shares or M and B ADRs and thereafter as capital gain.

Subject to certain restrictions and limitations, the UK tax notionally withheld in accordance with the Income Tax Convention will be creditable against the US Holder’s US federal income tax liability. For US foreign tax credit limitation purposes, the dividend will be income from sources without the United States that is treated as “passive income” (or in the case of certain holders, “financial services income”).

On 24 July 2001, the United States of America and the United Kingdom signed a new double taxation convention (the New Convention) that, if ratified, would replace the Income Tax Convention. The New Convention would make a number of important changes. In particular, under the New Convention, US Holders would no longer be entitled to claim the tax credit from the UK Inland Revenue, and there would no longer be a notional withholding tax. Thus, as the United Kingdom does not otherwise impose withholding tax on dividends paid to US Holders, US Holders would include in income only the dividends received and would not have the benefit of any United States foreign tax credits with respect to such dividends. The New Convention would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the New Convention is ratified. Other provisions of the New Convention would take effect on certain other dates after ratification. If the New Convention is ratified, the rules of the Income Tax Convention would remain in effect until the effective dates described above. However, a US Holder would be entitled to elect to have the Income Tax Convention apply in its entirety for a period of twelve months after the effective dates of the New Convention.

16.2     Taxation of Capital Gains

Subject to the PFIC rules discussed below, a US Holder will, upon the sale or exchange of a M and B ADR or an Ordinary Share, recognise gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised and the US Holder’s tax basis determined in US dollars in the M and B ADR or Ordinary Share. Such gain or loss generally will be long-term capital gain or loss if the M and B ADR or Ordinary Share was held for more than one year and will be income or loss from sources within the United States for foreign tax credit limitation purposes.

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The long-term capital gain of a non-corporate US Holder is generally subject to a maximum rate of 20 per cent. in respect of property held for more than one year.

US Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom will not be liable for UK tax on capital gains realised on the disposal of their M and B ADRs or Ordinary Shares unless such M and B ADRs or Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation and at the time the disposal is made such holder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment (as defined in the Income Tax Convention), or if such M and B ADRs or Ordinary Shares are used, held or acquired for the purpose of such branch, agency or permanent establishment (as defined in the Income Tax Convention).

A US Holder who is an individual may be regarded as UK resident for tax purposes if he is present in the UK for more than six months in any year. In addition special rules apply for individual US Holders temporarily non-resident in the UK.

The surrender of M and B ADRs in exchange for the deposited Ordinary Shares represented by the surrendered M and B ADRs will not be a taxable event for US federal income tax purposes. For the purposes of UK capital gains tax, the M and B ADRs and the interest in the underlying shares are treated as two distinct chargeable assets. A surrender of M and B ADRs in exchange for the shares will not result in a change of ownership of the shares, but will be treated as a disposal of the distinct M and B ADR asset. However, the UK Inland Revenue have indicated that normally there will not be a chargeable gain on such an event. Accordingly, US Holders should not be required to recognise any gain or loss for purposes of UK tax on chargeable gains upon such surrender.

16.3     PFIC Rules

M and B believes that the Ordinary Shares and M and B ADRs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is an annual factual determination and thus may be subject to change. If M and B were to be treated as a PFIC, unless a US Holder elects to be taxed annually on a mark-to-market basis with respect to the Ordinary Shares or M and B ADRs, gain realised on the sale or other disposition of Ordinary Shares or M and B ADRs would in general not be treated as capital gain. Instead, gain would be treated as if the US Holder had realised such gain rateably over the holding period for the Ordinary Shares or M and B ADRs and, to the extent allocated to the first year in which M and B was a PFIC and subsequent years, would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any “excess distribution” received on the Ordinary Shares or M and B ADRs (generally, the excess of any distribution received on the Ordinary Shares or M and B ADRs during the taxable year over 125 per cent. of the average amount of distributions received during a specified prior period).

16.4     Estate and Gift Tax

UK inheritance tax (IHT) is a tax charged at death on the value of an individual’s estate at death. It also applies to certain lifetime transfers (in particular to gifts made within seven years of death) and to property comprised in a trust or settlement. A domiciliary of the United States need only be concerned about liability for IHT to the extent he is or is deemed to be also a UK domiciliary (or was a UK domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his UK property. The current estate and gift tax convention between the United States and the United Kingdom (the “Estate and Gift Tax Convention”) generally relieves from IHT the transfer of Ordinary Shares or M and B ADRs where the beneficial owner thereof is domiciled for the purposes of the Estate and Gift Tax Convention in the United States, and is not a UK national. However, there are various exceptions to this rule. In particular, the exemption will not apply where (a) the M and B ADRs or Ordinary Shares are part of the business property of a permanent establishment of the individual in the United Kingdom or (b) pertain to a fixed base situated in the United Kingdom of a person providing independent personal services.

In the exceptional case where the M and B ADRs or Ordinary Shares are subject both to IHT and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in that Convention.

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16.5     UK Stamp Duty and Stamp Duty Reserve Tax

The provisions discussed in Section 15.3 (“UK Taxation – UK Stamp Duty and Stamp Duty Reserve Tax”) apply to the transfer or disposal of Ordinary Shares or M and B ADRs by US Holders.

17.     Netherlands Taxation

The following is intended as general information only and it does not purport to present any comprehensive or complete picture of all aspects of Netherlands tax laws which could be of relevance to a holder of Ordinary Shares or M and B ADRs (“Shares”). Holders and/or prospective holders of Shares should therefore consult their tax adviser regarding the tax consequences of any purchase, ownership or disposal of Shares.

This summary is based on the Netherlands tax law and practice as in effect on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect.

17.1     Individual and Corporate Income and Capital Gains Tax

           17.1.1 Residents of the Netherlands

The description of certain Netherlands taxes set out below is only intended for the following investors:

(i)	individual shareholders who are resident or deemed to be resident in the Netherlands and, with respect to individual income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Netherlands taxation (“Netherlands Individuals”), excluding Netherlands Individuals:

•	who derive benefits from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden); or

•	for whom the Shares or any payment connected with them may constitute employment income; or

•	who have a substantial interest, or are deemed to have a substantial interest, in M and B; and

(ii)	corporate shareholders (including associations which are taxed as corporate entities under Netherlands tax law) that are resident or deemed to be resident in the Netherlands for the purposes of Netherlands taxation (“Netherlands Corporate Entities”), excluding:

•	corporate entities that are not subject to Netherlands corporate income tax; or

•	pension funds (pensioenfondsen) and other entities that are exempt from Netherlands corporate income tax; or

•	corporate entities for whom the Shares qualify as a participation, and which derive benefits from the Shares which are exempt under the participation exemption (as laid down in the Netherlands Corporate Income Tax 1969); or

•	investment institutions (beleggingsinstellingen) as defined in the Netherlands Corporate Income Tax Act 1969.

Generally, a shareholder will not have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, Shares representing five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of M and B, or rights to acquire shares, whether or not already issued, that represent at any time (and from time to time) five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of M and B, or the ownership of certain profit participating certificates that relate to five per cent. or more of the annual profit of M and B and/or to five per cent. or more of the liquidation proceeds of M and B. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

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           17.1.2 Netherlands Individuals

Generally, a Netherlands Individual, who holds Shares that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, will be subject to income tax which is levied on the basis of a fictitious yield. The Shares held by such Netherlands Individual will be taxed under the regime for savings and investments. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Netherlands Individual that are taxed under such regime including, as the case may be, Shares, is set at a fixed percentage. This percentage is 4 per cent. of the average fair market value of these assets and liabilities taken (in general) at the beginning and end of every year (less a tax-free amount). The tax rate applicable under the regime for savings and investments is 30 per cent.

Any benefits derived or deemed to be derived from the Shares (including any capital gains realised on the disposal thereof) that are attributable to an enterprise from which a Netherlands Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to income tax in the individual’s hands at statutory rates.

          17.1.3 Netherlands Corporate Entities

Any benefits derived or deemed to be derived from the Shares (including any capital gains realised on the disposal thereof) that are held by a Netherlands Corporate Entity are generally subject to corporate income tax in its hands at statutory rates.

17.1.4	Non-residents of the Netherlands

A shareholder will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by the Company or in respect of any gain realised on the disposal of Shares, provided that:

(i)	such shareholder is neither resident nor deemed to be a resident in the Netherlands for Netherlands tax law purposes; and

(ii)	such shareholder is not an individual who has opted to be taxed as a resident of the Netherlands for Netherlands tax law purposes; and

(iii)	such shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or shareholder, which enterprise is either managed in the Netherlands or, in whole or in part, (deemed to be) carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are attributable; and

(iv)	such shareholder is not a taxable entity for Netherlands corporate income tax purposes that is deemed to have a Netherlands enterprise to which enterprise the Shares are attributable; and

(v)	such shareholder is not an individual performing other activities in the Netherlands in respect of the Shares, including activities which are beyond the scope of normal investment activities; and

(vi)	such shareholder does not have a substantial interest or a deemed substantial interest in M and B or, if such holder does have such an interest, it forms part of the assets of an enterprise, other than a Netherlands enterprise.

17.2     Gift, Estate and Inheritance Taxes

No gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of Shares by way of a gift by, or on the death of, a Shareholder who is neither a resident nor deemed to be resident in the Netherlands, unless:

(i)	the shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or

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a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Shares are or were attributable; or

(ii)	in the case of a gift of Shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For the purposes of Netherlands gift and inheritance taxes, an individual who holds Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his death. In the case of a gift of Shares by an individual who at the time of the gift was a non-resident shareholder, if such an individual dies within 180 days of the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands, inheritance tax will be due. For the purposes of Netherlands gift tax, an individual not holding Netherlands nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

17.3     Other Taxes and Duties

No Netherlands registration tax, transfer tax, stamp duty or any other similar tax or duty will be payable in the Netherlands in respect of or in connection with the holding of the Shares.

18.     Australian Taxation

The following is a summary of certain Australian income tax consequences applicable to the ownership of Ordinary Shares by Australian tax residents. The summary is based upon current Australian law and practices of the Australian Taxation Office, both of which are subject to change at any time, possibly with retroactive effect. They are intended only as a general guide and apply only to shareholders who are Australian tax residents, who hold their Ordinary Shares on capital account and who have not acquired their Ordinary Shares under an employee share or option scheme. The Australian tax position of certain shareholders who are subject to special rules, such as banks, insurance companies, dealers in securities or superannuation funds is not considered.

Australian tax resident shareholders are advised to consult their own professional advisers regarding the holding of Ordinary Shares in light of current tax laws and their particular circumstances.

18.1     Taxation of Dividends

Australian tax resident shareholders must include the dividends received on those Ordinary Shares in their assessable income. Australian tax resident shareholders may be entitled to a foreign tax credit which may reduce the Australian tax on the dividend. In this case, an amount equal to the foreign tax should also be included in the assessable income.

18.2     Foreign Investment Fund (FIF) Regime

The Australian FIF regime operates to tax Australian residents who hold interests in certain foreign companies or trusts on increases in value of those interests each year, whether or not realised. Australian tax resident shareholders should not have any liability under the FIF regime in relation to interests in M and B due to the expected availability of certain exemptions.

18.3    Tax on Chargeable Gains

Australian tax resident shareholders may be subject to tax under the capital gains tax provisions at the time they dispose of any shares in M and B.

A capital gain will generally arise if, and to the extent that, the sale proceeds exceed the cost base of the shares. If Australian tax resident shareholders held the shares (or are treated under the capital gains tax rules as having held the shares, for example because of a roll-over) for at least 12 months they may be entitled to the capital gains tax concession, known as the CGT discount which allows them to bring only 50 per cent. of the capital gain (after taking into account any capital losses) to tax.

Generally, if the sale proceeds are less than the cost base of the shares in M and B, then Australian tax resident shareholders may be entitled to a capital loss equal to the difference. A capital loss can only be applied against other capital gains, either in the current or in future years.

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19.     Overseas shareholders

19.1     General

As regards persons resident in, or citizens of, jurisdictions outside the United Kingdom (overseas shareholders), each of the steps of the Separation may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdictions in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdictions.

19.2     Securities laws in certain overseas jurisdictions

Six Continents Shareholders resident in the provinces of Alberta, British Columbia, Manitoba, Nova Scotia, Quebec, Saskatchewan and Ontario should note that in certain Canadian jurisdictions some steps in the Six Continents Scheme and Separation will be made pursuant to statutory exemptions from applicable securities legislation. The issue of Ordinary Shares in Quebec is subject to the approval of the Quebec Securities Commission. The issue of the Ordinary Shares in Manitoba, Ontario and Nova Scotia is subject to Six Continents obtaining exemptive relief from the appropriate securities commission. Exemptive relief is being sought but no assurances can be given that this relief will be forthcoming. M and B is not a reporting issuer in Canada. Accordingly, in certain provinces or territories of Canada, persons who receive Ordinary Shares pursuant to the Scheme and the Separation may be restricted from disposing of such Ordinary Shares in the absence of regulatory relief.

20.     Selling restrictions

20.1     Australia

This document has not been, and will not be, lodged with the Australian Securities and Investment Commission as a disclosure document for the purpose of the Corporations Act.

Ordinary Shares issued to Six Continents Shareholders as a result of the Six Continents Scheme may not be offered for sale in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act 2001 or unless a compliance disclosure document is produced. Disclosure to investors would not generally be required under Chapter 6D where:

(i)	the shares are offered for sale on the Official List;

(ii)	the shares are offered for sale to the categories of “professional investors” described in Section 708(11) of the Corporations Act; or

(iii)	the shares are offered for sale to persons who are “sophisticated investors” and meet the criteria set out in Section 708(8) or 708(10) of the Corporations Act.

However, Chapter 6D of the Corporations Act is complex and, if in any doubt, Shareholders should confer with their professional advisers regarding the position.

20.2     New Zealand

Further to the New Zealand Securities Act (United Kingdom Company Reconstructions) Exemption Notice 1999, M and B is exempt from certain requirements under the New Zealand Securities Act 1978. The offer and issue of Ordinary Shares and M and B ADRs respectively is made in accordance with the laws of the United Kingdom, M and B may not be subject to New Zealand law and contracts in respect of these securities may not be enforceable in New Zealand courts. It should be noted that this document is not a prospectus registered under New Zealand law and may not contain all the information that a New Zealand registered prospectus is required to contain.

20.3     Canada

Subject to compliance with certain conditions, exemptions from the restrictions on the resale of the Ordinary Shares are available in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Nova Scotia. Holders of Ordinary Shares should consult their own professional advisers on such matters.

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21.     Working Capital

In the opinion of the Company, having regard to the Separation and taking account of the M and B Group’s existing bank facilities, the working capital available to the M and B Group is sufficient for its present requirements, that is for the next 12 months following the date of this document.

22.     Significant Changes

Save for the effects of and matters relating to the Separation, and save as disclosed in Section 5 of Part I, there has been no significant change in the financial or trading position of M and B or the M and B Group since 30 September 2002, the latest date reported upon in the Accountants’ Reports in Part VI and VII of this document.

23.     General

23.1	The total expenses (exclusive of recoverable VAT) payable in connection with the Separation and the Admission of M and B and InterContinental Hotels Group PLC (including professional fees and printing and advertising costs) are estimated to be approximately £51 million which will be shared broadly equally between the M and B Group and the InterContinental Group. The Directors have been advised that no stamp duty or SDRT should be payable on the issue of the Ordinary Shares or M and B ADRs and therefore the sum of £51 million does not include any amount in respect of such stamp duty or SDRT.

23.2	Schroder Salomon Smith Barney consent to the issue of this document with the inclusion therein of its name and reference to it in the form and context in which they are included.
23.3	Ernst & Young consent to the inclusion in this document of its name, reports and references to them in the form and context in which they appear and has authorised those parts of this document which comprise reports and the said references for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001

23.4	The financial information set out in this document relating to M and B or Six Continents does not constitute statutory accounts within the meaning of Section 240(5) of the Companies Act. M and B was incorporated on 2 October 2002 and has not been required to prepare statutory accounts since its incorporation. Ernst & Young has reported on the statutory consolidated accounts of Six Continents for the years ended 30 September 2000, 2001 and 2002 within the meaning of Section 235 of the Companies Act. Each such report was unqualified within the meaning of Section 262 of the Companies Act and did not contain a statement under Section 237(2) or (3) of the Companies Act. Statutory consolidated accounts of Six Continents for each such financial year have been delivered to the Registrar of Companies in England and Wales pursuant to Section 242 of the Companies Act.

24.     Documents available for inspection

Copies of the following documents may be inspected at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours on any weekday (Saturdays and public holidays excepted), until 12 March 2003:

(i)	the Company’s memorandum of association and Articles;

(ii)	the annual report and accounts of Six Continents for the financial years ended 30 September 2000, 2001 and 2002;

(iii)	the Accountants’ Report by Ernst & Young on the M and B Group contained in Part VI;

(iv)	the Accountants’ Report by Ernst & Young on M and B contained in Part VII;

(v)	the Accountants’ Report by Ernst & Young report on the Pro Forma Financial Information of the M and B Group contained in Part VIII;

(vi)	the audited non-statutory accounts prepared by Ernst & Young;

(vii)	the Directors’ service agreements and letters of appointments referred to under “Directors’ Service Agreements and Remuneration” above;

(viii)	the material contracts referred to under “Material Contracts” above;

(ix)	the draft agreements relating to the Separation referred to in Part IV above;

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(x)	the rules and trust deeds of the Employee Share Plans referred to under “M and B Employee Share Plans” above;

(xi)	the listing particulars relating to the InterContinental Group;

(xii)	the Scheme Circular;

(xiii)	this document; and

(xiv)	the letters of consent referred to under “General” above.

17 February 2003

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PART X

DEFINITIONS

“Admission(s)”	means the admission of the Ordinary Shares to the Official List becoming effective in accordance with the Listing Rules and admission of the Ordinary Shares to trading by the London Stock Exchange

“ADR”	means an American depositary receipt evidencing an ADS

“ADR Depositary”	means the Bank of New York

“ADS”	means an American depositary share representing one Ordinary Share

“Allied Domecq”	means Allied Domecq Retailing Limited

“Allotment Period”	means the period ending at the conclusion of the next Annual General Meeting or 15 months from the date of the passing of the resolution (whichever is the earlier), or any other period (not exceeding five years on any occasion) for which the authority conferred by the Articles is renewed or extended by resolution of the Company in General Meeting stating the Section 80 Amount for such period

“American Depositary Share”	means an American Depositary Share representing one Ordinary Share

“Arrangers”	has the meaning set out in Section 10.2 of Part IX of these Listing Particulars

“Articles”	means the Articles of Association of the Company which are to be adopted prior to the Six Continents Scheme becoming effective

“Average Weekly Take” or “AWT”	means average weekly sales

“AWP”	means amusement machines with prizes (or fruit machines)

“Australia”	means the Commonwealth of Australia, its territories and possessions

“Bass”	means Bass PLC, a public company incorporated in England & Wales with registered number 00913450, which changed its name from Bass PLC to Six Continents PLC with effect from 27 July 2001

“Bass Brewers”	means the brewery business disposed of by Six Continents in August 2000

“Bede Acquisition Company”	means Bede Acquisition Company Limited, a company formed and financed by Nomura

“Beer Orders”	means the Supply of Beer (Tied Estate) Order 1989 and the Supply of Beer (Loan Ties, Licensed Premises and Wholesale Prices Order) 1989

“Board”	means the board of directors of the Company from time to time. References in this document to the intentions or actions of the Directors or the Board after Separation excludes those Directors retiring immediately following Separation

“Britvic”	means Britannia Soft Drinks Limited

“Britvic Business”	means the soft drinks business of the Britvic Group as described in the listing particulars of InterContinental Hotels Group PLC dated 17 February 2003

“Britvic Group”	means Britvic and its subsidiaries and subsidiary undertakings

“Britvic SDL”	means Britvic Soft Drinks Limited

“Business Day”	means a day (excluding a Saturday or Sunday) on which banks are generally open in the City of London for the transaction of normal banking business

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“Canada”	means Canada, its provinces and territories, all areas subject to its jurisdiction and any political subdivision of such territories and areas

“certificated form”	means recorded on the relevant register as being held in certificated form and title which may be transferred by means of a stock transfer form

“CGT”	means capital gains tax

“Companies Act”	means the Companies Act 1985, as amended

“Company” or “M and B”	means Mitchells & Butlers PLC, or, where appropriate, its Board

“Corporations Act”	means the Australian Corporations Act 2001 (Cwlth)

“Court”	means the High Court of Justice in England and Wales

“Court Meeting”	means the meeting of Six Continents Shareholders convened by Order of the Court under Section 425 of the Companies Act to consider and, if thought fit, approve the Six Continents Scheme and any adjournment of that meeting

“CREST”	means the system for the paperless settlement of trades in the holding of uncertificated securities operated by CRESTCo Limited in accordance with the uncertificated securities and regulations of 1995 (SI 1995 No. 3272)

“CRESTCo”	means CRESTCo Limited, the operator of CREST

“Deposit Agreement”	means the Deposit Agreement between M and B, the ADR Depositary and the holders from time to time of the M and B ADRs

“Directors”	means the directors and the proposed directors of M and B set out on page 5 of this document, except where otherwise indicated. References in this document to the intentions or actions of the Directors or the Board after Separation or Admission excludes those Directors retiring immediately following Admission

“Distribution Agreement”	means the distribution agreement dated 17 March 1986 between Bass PLC and Britvic

“EBITDA”	means earnings before interest, tax, depreciation and amortisation

“Equal Treatment Directive”	means Council Directive 78/81/EC of 15 December 1997

“Executive Director”	means an executive director of the Board. The Executive Directors upon Admission will be those Directors named as such in Section 14.1 of Part II

“Extraordinary General Meeting”	means the Extraordinary General Meeting of Six Continents convened for 12 March 2003 and any adjournment

“financial information”	means the financial statements

“financial year”	means any accounting year ending on 30 September of each year

“FRS”	means UK Financial Reporting Standard

“FSMA”	means the Financial Services and Markets Act 2000

“Government” or “HM Government”	means Her Majesty’s Government of the United Kingdom

“Great Britain”	means England, Wales and Scotland

“Higgs Report”	means the report entitled “Review of the Role and Effectiveness of Non-Executive Directors” published by the Financial Review Council on 20 January 2003

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“Hotels” or “Hotels Business”	means the hotel business and other activities of the InterContinental Group, including the Britvic Business (but, for the avoidance of doubt, excluding the M and B Group and SCPD)

“ICTA 1988”	means UK Income and Corporation Taxes Act 1988

“IHT”	means UK inheritance tax

“Incremental ROI”	means incremental pre-tax return on incremental investment, expressed as an annual percentage. (For sites converted in 2002 which do not have 12 months post investment trading, ROI is estimated based on an annualisation of actual post investment trading)

“InterContinental ADR”	means an ADR evidencing an ADS representing one InterContinental Share, issued by the ADR Depositary in accordance with the provisions of the Deposit Agreement

“InterContinental Group”	means, before Separation, the Six Continents Group and, following Separation, means InterContinental Hotels Group PLC and those entities (including, for the avoidance of doubt, Six Continents) which will become its subsidiaries and subsidiary undertakings on the Separation Date

“InterContinental Shares”	means ordinary shares of £1 each in the capital of InterContinental Hotels Group PLC

“Interim Dividend”	means the interim dividend, if any, to be announced by Six Continents for its financial year ending 30 September 2003

“invested like for like sales”	means sales performance compared to the previous year, of sites open in both the current and previous financial years, including those which have had the benefit of capital investment to expand the site or change the customer offer

“ISA”	means an individual savings account

“licensed house managers”	means the manager of the premises and holder of the licence in respect thereof

“Listing Rules”	means the Listing Rules of the UK Listing Authority made in accordance with Section 74 FSMA

“London Stock Exchange”	means the London Stock Exchange plc

“M and B ADR”	means an ADR evidencing an ADS representing one Ordinary Share, issued by the ADR Depositary in accordance with the provisions of the Deposit Agreement

“M and B ADR Depositary”	means The Bank of New York

“M and B Group”	means, before Separation, Six Continents Retail Limited and Six Continents Retail Germany GmbH and their respective subsidiaries and subsidiary undertakings (excluding, unless otherwise indicated, SCPD) and, following Separation means, M and B and its subsidiaries and subsidiary undertakings (including for the avoidance of doubt, Six Continents Retail Limited, Six Continents Retail Germany GmbH and SCPD) upon completion of the Separation. Notwithstanding the above, the “M and B Group” as referred to in Parts VI (the Accountants’ Report on the M and B Group) and VIII (Unaudited Pro Forma Combined Financial Information) of this document includes SCPD

“M and B Group’s Ongoing Estate”	means the business carried on by the M and B Group after the disposal of the smaller 988 unbranded outlets to Nomura in 2001, and for the avoidance of doubt, excludes SCPD

“M and B Group Transfer”	means the transfer by Six Continents to M and B, as part of the Separation, of the entire issued share capital of the M and B Group

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“M and B Group Transfer SPA”	means the share purchase agreement, to be entered into between M and B and Six Continents after M and B has become the holding company of Six Continents, in order to give effect to the M and B Group Transfer. Further details of the M and B Group Transfer SPA are set out in Section 2.1 of Part IV

“M and B Reduction of Capital”	means the proposed reduction of capital of M and B under Section 135 of the Companies Act

“M and B Share Consolidation”	means the proposed consolidation of Ordinary Shares on a 50 for 59 basis, to be approved by an extraordinary general meeting of M and B to be held prior to the Scheme Effective Time, and to be effected following the Scheme Effective Time and prior to the Separation Record Time

“M and B SIP”	means the M and B Share Incentive Plan as described in Section 6.3 of Part IX

“National Minimum Wage”	means the national minimum wage introduced into English law in April 1999, and currently set at £4.20 per hour

“New York Stock Exchange”	means The New York Stock Exchange, Inc.

“Nomura”	means Nomura International PLC, which financed the Bede Acquisition Company Limited which bought 988 smaller unbranded pubs from the M and B Group in 2001

“Non-Executive Director”	means a non-executive director of the Board

“Official List”	means the official list maintained by the UK Listing Authority

“Ordinary Shares”	means ordinary shares in the capital of M and B, the nominal value of which will be altered in accordance with Section 2 of Part IX

“overseas shareholders”	means shareholders resident in, or citizens of, jurisdictions outside the UK

“PRSP”	means the M and B Performance Restricted Share Plan as described in more detail in Section 6.5 of Part IX

“Pubs”	means public houses with full pub on-licences, which include all forms of pubs, bars and pub-restaurants

“Redeemable Deferred Shares”	means redeemable deferred shares of 1 pence each in the capital of M and B as described in more detail in Section 2 of Part IX

“Redeemable Preference Share”	means the redeemable preference share of £50,000 nominal value in the capital of M and B as described in more detail in Section 2 of Part IX

“Registrars”	means M and B’s registrars, Lloyds TSB Registrars

“Reorganisation”	means the proposed introduction of M and B as the ultimate holding company of the Six Continents Group by way of the Six Continents Scheme described in this document

“Return of Capital”	means the return of approximately £700 million of capital by M and B to Six Continents Shareholders pursuant to the terms of the Six Continents Scheme

“SAT”	means a Supported Agreement to Trade as further described in Section 6.2.3 of Part II

“Scheme Circular”	means the circular to Six Continents Shareholders relating to the recommended proposals relating to the Separation dated 17 February 2003

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“Scheme Effective Time”	means the time at which the Six Continents Scheme becomes effective, expected to be shortly after 4.30 p.m. on 11 April 2003

“Scheme Record Time”	means 4.30 p.m. on the day on which the Six Continents Scheme is expected to become effective, expected to be shortly after 4.30 p.m. on 11 April 2003

“Schroder Salomon Smith Barney” or “SSSB”	means Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney. “Schroder” is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited

“SCPD”	means Standard Commercial Property Developments Limited and its subsidiaries and subsidiary undertakings

“SDRT”	means stamp duty reserve tax

“SEC”	means the US Securities and Exchange Commission

“Section 80 Amount”	shall for the first Allotment Period be a number of relevant securities not exceeding one-third of the number of Ordinary Shares expected to be in issue on Admission and for any other Allotment Period shall be that stated in the relevant resolution renewing or extending the authority conferred by the Articles for such period or, in either case, any increased amount fixed by resolution of the Company in General Meeting

“Securities Act”	means the US Securities Act of 1933, as amended

“Senior Management Team”	means those persons set out in Sections 14.1 and 14.3 of Part II (excluding the Non-Executive Directors)

“Separation”	means the proposed demerger of the Six Continents Group to create the M and B Group and InterContinental Group (summarised in Part IV of this document); and, where the context requires, includes the Reorganisation (including the Return of Capital), the M and B Share Consolidation, the M and B Group Transfer and the M and B Reduction of Capital

“Separation Agreement”	means the agreement expected to be entered into between M and B and InterContinental Hotels Group PLC after the M and B Group Transfer and after the M and B Share Consolidation as described in Section 2.2 of Part IV

“Separation Date”	means the date of Admission

“Separation Record Time”	means the time at which the M and B share register will be fixed to determine the persons to whom InterContinental Hotels Group PLC will issue shares as part of the Separation

“Shareholders”	means the holders of Ordinary Shares following the M and B Reduction of Capital becoming effective

“Six Continents”	means Six Continents PLC, a public company incorporated in England and Wales with registered number 00913450, which changed its name to Six Continents PLC from Bass PLC with effect from 27 July 2001

“Six Continents Employee Sharesave Schemes”	means the Six Continents PLC Employee Savings Share Scheme 1992 and the Six Continents Sharesave Scheme 2002

“Six Continents Executive Share Option Schemes”	means the Six Continents Executive Share Option Scheme 1985 and the Six Continents Executive Share Option Scheme 1995

“Six Continents Group”	means Six Continents and its subsidiaries and associated undertakings

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“Six Continents Scheme”	means the proposed Scheme of Arrangement under Section 425 of the Companies Act, pursuant to which M and B will become the holding company of Six Continents and which effects the Return of Capital, in its present form or with or subject to any modification, addition or condition approved or imposed by the Court

“Six Continents Shareholders”	means the holders of ordinary shares in Six Continents

“Six Continents Shares”	means ordinary shares of 28 pence each in the capital of Six Continents

“STDIP”	means the M and B Short Term Deferred Incentive Plan as described in more detail in Section 6.6 of Part IX

“subsidiary” or “subsidiary undertaking”	has the meaning ascribed to it in the Companies Act

“Transfer Office”	means the place where the Register of Members of the Company is situated for the time being

“UK GAAP”	means accounting principles generally accepted in the United Kingdom

“UK Listing Authority”	means the Financial Services Authority, in its capacity as the competent authority for the purposes of Part V of FSMA, and in the exercise of its functions in respect of the Admission to the Official List otherwise than in accordance with Part V of FSMA

“uninvested like for like sales”	means sales performance compared to the previous year, of sites open in both the current and previous financial years which have not had the benefit of capital investment in either year (but including sites which have received routine maintenance)

“United Kingdom” or “UK”	means United Kingdom of Great Britain and Northern Ireland

“United States”, “USA” or “US”	means the United States of America, its territories and possessions and the District of Columbia

“US GAAP”	means the accounting principles generally accepted in the United States

“US Internal Revenue Code”	means the US Internal Revenue Code of 1986, as amended

“VAT”	means value added tax

“Voyager”	means Voyager Pub Group Limited (formerly Bede Leisure Retail), the vehicle used to effect the disposal of 988 pubs to Nomura in February 2001

“Working Time Regulations”	means the Council Directive 93/104/EC of 23 November 1993 concerning certain aspects of the organisation of working time

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